6/14



06014407

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Seiko Epson Corp.

*CURRENT ADDRESS

PROCESSED

**FORMER NAME

JUN 16 2006

**NEW ADDRESS

THOMSON FINANCIAL



FILE NO. 82- 34746 FISCAL YEAR 3-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: Dew

DAT : 6/15/06

82-34746

RECEIVED
2006 JUN 14 P 1:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

June 9, 2006

ARLS 3-31-06

Office of International Corporate Finance
Room 3094 – Stop 3-6
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Seiko Epson Corporation
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the information listed in Annex A attached hereto required by Rule 12g3-2(b).

If you have any further questions or requests for additional information please do not hesitate to contact Mukawa Toshiro of Investor Relations Department at 011-81-3-3343-5513 (telephone) or 011-81-3-3348-7386 (facsimile).

Very truly yours,

Seiko Epson Corporation

By: T. Mukawa
Name: Toshiro Mukawa
Title: General Manager
Investor Relations Department

ANNEX A

A. JAPANESE LANGUAGE DOCUMENTS
(Extract English translation of the documents listed below is included in EXHIBIT A, attached hereto)

1. March 2006 Shareholders Report

2. Notice of the 64th Ordinary General Meeting of Shareholders

3. Press Release

	Date	Title
(1)	March 30, 2006	Notice of the Partial Amendments to the Articles of Incorporation
(2)	May 24, 2006	Notice of Partial Modifications to Amendments to the Articles of Incorporation
(3)	June 2, 2006	Notification for Rectification of Taxes issued by the Tokyo Regional Taxation Bureau

B. ENGLISH LANGUAGE DOCUMENTS
(English documents listed below are included in EXHIBIT B, attached hereto)

	Date	Title
1.	March 16, 2005	- Epson Management Reform - "Creativity and Challenge 1000" Mid-Range Business Plan (FY2006-FY2008)
2.	April 25, 2006	CONSOLIDATED RESULTS FOR YEAR ENDED MARCH 31, 2006
3.	April 25, 2006	Supplementary Information Consolidated year ended March 31, 2006
4.	April 25, 2006	Full-Year Financial Results Fiscal Year 2005 (Ending March 2006)

5. Press Release

	Date	Title
(1)	March 15, 2006	Seiko Epson Announces Personnel Changes
(2)	March 15, 2006	Announcement of Revised Financial Results Outlook
(3)	March 16, 2006	Epson Announces Business Reforms in "Creativity and Challenge 1000" Mid-Range Business Plan
(4)	April 18, 2006	Epson Opens Environmentally Conscious Innovation Center to Drive Next-Generation Research
(5)	April 25, 2006	Epson Announces Changes to its Remuneration System for Directors
(6)	April 25, 2006	Consolidated Results for the Year Ended March 31, 2006
(7)	April 26, 2006	Epson Begins Litigation against Oji Paper over Cost of Cleaning Buried Industrial Waste

EXHIBIT A

EXTRACT TRANSLATION

Set out below is the extract English translation of the documents referred to in ANNEX A, Section A.

Section A item 1

March 2006 Shareholders Report

[Translation of selected passages]

RECEIVED
2006 JUN 14 P 1:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

MARCH 2006 SHAREHOLDERS REPORT

[From April 1, 2005 to March 31, 2006]

Table of Contents

To our shareholders 1

Financial Highlights 2

A look at sales by business segment 3

Feature Article: Interview with the president 5

Epson's management reforms: The "Creativity and Challenge 1000" mid-range business plan

Topics 11

Environmental activity 12

Expansion of global businesses 13

Corporate information and share information 14

To Our Shareholders

We hope this finds you well and thriving. As always, we appreciate your valuable support for our business management, and we are proud to present to you our March 2006 shareholders report.

We have seen a rapid decline in profits this period due to the downward march of market prices of key products resulting from heavy competition. Also, by accounting for expenses incurred in reforming its business structure in an effort to strengthen its earnings potential, we have posted a net loss of 17.9 billion yen. We are deeply sorry for the inconvenience and concern this must cause for you.

We take this situation extremely seriously. In March 2006 we announced a new business initiative for reform called "Creativity and Challenge 1000," a mid-range business plan that aims to plot a turn around in and strengthening of our business performance. The key focus of this plan is to comprehensively strengthen our earnings potential and to reform the management structure in various areas in order to reach the target of 100 billion yen or more in ordinary income in fiscal 2008. We are determined to pool our combined strengths as a collective group to achieve this target and regain your full trust. And we sincerely hope you will continue to show us your solid support and guidance in the future.

May 2006

President and Representative Director
Seiji Hanaoka

Financial Highlights

(All units: 100 million yen)

	FY2001 (April 1, 2001, through March 31, 2002)	FY2002 (April 1, 2002, through March 31, 2003)	FY2003 (April 1, 2003, through March 31, 2004)	FY2004 (April 1, 2004, through March 31, 2005)	**FY2005 (April 1, 2005, through March 31, 2006)**
Net sales	12,741	13,224	14,132	14,797	**15,495**
Operating profit	261	493	774	909	**257**
Ordinary income	192	417	736	853	**279**
Current net income (loss)	(184)	125	380	556	**(179)**
Total assets	12,416	11,976	12,070	12,982	**13,257**
Shareholder's equity	2,803	2,813	4,143	4,728	**4,745**
Statistics per share (yen):					
Current Net asset (loss)	(121.37)	81.08	204.70	283.60	**(91.24)**
Current net income after adjustments of residual stocks	-	-	204.53	-	-
Shareholder's equity	1,846.05	1,851.13	2,110.20	2,408.13	**2,416.54**

(Note) Fractions less than one million yen in the above table are rounded off.

Net Sales



(100 million yen)
20,000
15,000
10,000
5,000
0
2002 March
2003 March
2004 March
2005 March
2006 March

Operating Profit/ Ordinary Income/ Current Net Income (Loss)



(100 million yen)
1,000
800
600
400
200
0
-200
2002 March
2003 March
2004 March
2005 March
2006 March
Operating Profit
Ordinary Income
Current Net Income (Loss)

Total Assets/ Shareholder's Equity


15,000
12,000
9,000
6,000
3,000
0
2002 March
2003 March
2004 March
2005 March
2006 March
Total Assets
Shareholder's Equity

A Look at Sales by Business Segment

Information-Related Equipment Business

Structural Comparison of Net Sales (March 2006)


60.2%

* Structural Comparison of Net Sales is calculated excepting "Elimination and Company-wide."

Net Sales


(100 million yen)
10,000
8,000
6,000
4,000
2,000
0
2002 March
2003 March
2004 March
2005 March
2006 March

Operating Profit


(100 million yen)
1,000
800
600
400
200
0
2002 March
2003 March
2004 March
2005 March
2006 March

Electronic Devices Business

Structural Comparison of Net Sales（March 2006）


32.5%

* Structural Comparison of Net Sales is calculated excepting “Elimination and Company-wide.”

Net Sales


(100 million yen)
6,000
5,000
4,000
3,000
2,000
1,000
0
2002 March
2003 March
2004 March
2005 March
2006 March

Operating Profit



(100 million yen)
500
400
300
200
100
0
-100
-200
-300
2002 March
2003 March
2004 March
2005 March
2006 March

Precision Products Business

Structural Comparison of Net Sales (March 2006)



5.3%

* Structural Comparison of Net Sales is calculated excepting "Elimination and Company-wide."

Net Sales


(100 million yen)
1,000
800
600
400
200
0
2002 March
2003 March
2004 March
2005 March
2006 March

Operating Profit


(100 million yen)
50
25
0
-25
-50
2002 March
2003 March
2004 March
2005 March
2006 March

Others

Structural Comparison of Net Sales


2.0%

* Structural Comparison of Net Sales is calculated excepting "Elimination and Company-wide."

Feature Article: Interview with the president

Our management reforms: The "Creativity and Challenge 1000" mid-range business plan

Q1. Please tell us about Epson's future plans and the gist of the Creativity and Challenge 1000 mid-range business plan.

In 2003, we established a mid- to long-range corporate vision called "SE07," which provides the framework for the company's growth strategy and charts a course toward becoming a digital imaging company. The heart of the growth strategy is the "3i" strategy for driving growth in three core imaging areas: i1 (imaging on paper: printers), i2 (imaging on screen: projectors), and i3 (imaging on glass: displays). We remain largely committed to the original direction of SE07, but a large disparity is evident between the original target of the mid-term management plan "Action 07," which aimed to achieve a current return on sales of 9 percent or more by fiscal 2006, but in fiscal 2005 the actual performance was a meager 1.8%. The causes of this performance gap are several. We have not made full use of its strength. We have not been adequately adapting to changes in the business environment. We have not been able to achieve target costs from the design stage or secure a quick return on investment. We take this situation extremely seriously and, in response, have formulated the new mid-range business plan, Creativity and Challenge 1000. The new mid-range management plan aims at changing our management structure and to further managerial reform, with the target being to achieve 100 billion yen or more in ordinary income by March 2009. There are 5 mid-range business policies that will guide us toward achieving this target:

(1) redefine & reinforce the business and product portfolio,
(2) reorganize the device businesses,
(3) streamline costs,
(4) reform the governance system, and
(5) reform the corporate culture.

We will work in line with these policies to strengthen our platform for generating profit.

Q2. Please tell us in detail about Epson's plan to "redefine and reinforce the business & product portfolio."

We have reviewed our portfolio from the standpoint of securing sustainable revenues

and have clarified and radically evolved our business and product mission. We will explain the strategies for the inkjet printer business and the small- and medium-sized laser display business.

The inkjet printer business encountered a slump in fiscal 2005 due to delays in improving the profitability of printers and the decline in the ink-cartridge business. Fiscal 2006 will thus be a year for us to build stamina in this business. For printers, which face a dark profit picture, we will systematically reduce unit shipments of models with excessively low printing volume, thus putting the focus on the quality rather than the quantity of shipments. Also, the product line-up and price setting for each sales district will be more flexible and profitability will be strengthened by constructing a manufacturing/sales system corresponding to the sales figures. For the mid-range business strategy, management resources will be shifted to customer segments to high print volume products in which we can capitalize on technological advantages (photo, ink, image processing, print heads). More specifically, we are aiming at developing a larger presence in the photo market and at expanding sales in the business applications market by promoting the weather fastness of its pigment ink. The product group we will especially focus on is the photo printer, multi-function printer, the A3 printer for professionals and semi-professionals, and the large-sized ink-jet printer for industrial use. Parallel to effecting these strategies, we will work hard to thoroughly implement initiatives to improve earnings. For printers, we will unify platforms and standardize parts, while at the same time we will push ahead with efforts to reduce overall costs (including logistic costs and procurement costs). Also, we will make efforts to design products whose functions are suitable to our target prices and to setting reasonable prices that are suitable to products' functions. As for ink-cartridges, we will offer highly functional and usable cartridges that meet customers' needs. And by stepping up our response to infringements of patents and trademark rights, we will work to increase the number of genuine products on the market. Through these measures, we will strive to provide a business model that allows for a high degree of convenience for its customers and to secure stable profits.

The small- and medium-sized liquid display business encountered a slump in fiscal 2005, which was caused by the decline in sales prices as a result of heavy competition. In order to promote a winning strategy, from fiscal 2006 we will conduct intensive cost reduction efforts from the design phase to the parts procurement phase, and we will exert efforts to reinforce the business management system. Because customers are

shifting their priority from price, as it has been in the past, back to quality, we will aim at boosting customers' trust by sustaining a stable supply capacity so as to handle large demands consistently and with the industry's highest level of quality. For mid-range strategies, we will enhance product appeal by refining our unique technologies of energy-saving designs, high aperture ratios, wide viewing angles, and a wide color gamut for cellular phones and digital still camera businesses. Simultaneously, predicated on the assumption that volume will rise, we will maintain and expand our business by sustaining our manufacturing capability and cost reduction. Also, parallel to making these efforts, we will strive to broaden the areas of application other than mobile phones. Through these efforts, we aim to achieve solid growth and steady profits that will not be dictated by the mobile phone market.

Q3. Please tell us in detail about Epson's plan to "reorganize the device businesses."

We will reorganize the fixed cost structure of the electronic device business, in which profit is on a downward slope due to heavy competition. In the semiconductor business, fixed costs take up a large percentage and we have decided to combine and restructure the lines in the manufacturing bases to establish a profit-generating structure that does not require significant growth in sales. In the small- and medium-sized liquid crystal display business, we wrote off or devalued some fixed assets. Also, in the high temperature polysilicon TFT LCD business, we have decided to shut down a portion of the lines at its Suwa Minami Plant by the end of March 2007, and we will transfer that capacity to the Chitose plant, which operates with high manufacturing efficiency, over the medium term. We will appropriate the expenses incurred from these measures to extraordinary loss for fiscal 2005 and expedite the speed of reforming the fixed cost structure for each electronic device business. Also, we will improve the efficiency of its working power company-wide, reduce the workforce for the information-related equipment business in Europe, and is expected to achieve 64 billion yen from improvements in reducing fixed costs for the 3 years ending March 2009.

Q4. Can a substantial cost reduction focusing on procurement cost really be achieved?

We believe that it's possible. We have implemented cost reduction in the past, but the present situation is that it is being balanced out because of price drops. A prominent

cost reduction with higher hurdles needs to be conducted in order to respond to changes in the market. More specifically, cost reduction will target procurement, logistics, Quality Failure (deficiencies regarding quality), and service support tracing back to each design phase, and we will elevate efficiency by consolidating and combining domestic manufacturing and staff bases, following specific action plans. Cost efficiency can be achieved by internal efforts and it will certainly lead to increased profits without fail, so everyone in the company will work together to bring about these cost reductions.

Q5. Please tell us about why Epson is reducing the number of directors so greatly in line with its plan to "reform the governance system."

Our board of directors adopted a resolution on a proposal to change our articles of incorporation providing for a radical decrease in the maximum number of board members from the current 25 to 10 in order to strengthen our management structure and effect sustainable reform. The intention of this is to invite active discussion at the board of directors meetings and enhance the soundness of management checks as well as to expedite decision making. Also, by introducing the corporate executive officer system the management will be divided in two categories: one in which directors will be responsible for corporate management and oversight, and the other in which executive officers will be responsible for operations in the operations divisions. By reducing the term of the directors from the current 2-year term to 1 year, directors' accomplishments for each year will be more evident and it will be easier to see who is responsible for what, and we will exert efforts to regain our accountability in the capital market.

Net Sales



(100 million yen)
20,000
16,000
12,000
8,000
4,000
0
2005 March
2006 March
2007 March
2008 March
2009 March
Company-wide
Information-Related Equipment Business
Electronic Devices Business

Ordinary Profit (Segment is Operating Income)



(100 million yen)
1,200
900
600
300
0
-300
2005 March
2006 March
2007 March
2008 March
2009 March
Company-wide (Ordinary Income)
Information-Related Equipment Business (Operating Income)
Electronic Devices Business (Operating Income)

Q6. Please tell us about the performance target of the mid-range management plan

Our financial target for fiscal 2008 is 1,670 billion yen. We are aiming to reach level performance by fiscal 2006 and to obtain steady growth after fiscal 2007. As for ordinary income, we set 100 billion yen by fiscal 2008 as our target. In light of this, we will strive toward achieving an ordinary income of 40 billion yen in fiscal 2006 by making an assured recovery in its revenue in the electronic device business, and we have set 70 billion yen in fiscal 2007 from profit growths both in the information related equipment business and the electronic device business.

Q7. Finally, a message to your shareholders.

Achieving the target of 100 billion yen in ordinary income set forth in the mid-range management plan is my responsibility as Epson's president. We understand that realizing the mid-range management plan based on the group's mid-range management policy and, more specifically, coming through with the results in the plan's initial year, fiscal 2006, will epitomize the trustworthiness of our management at the same time as it will fulfill shareholder's expectations. All of us are reverting to our starting point, the spirit of "creativity and challenge," in striving to achieve the plan's target together. As always, we are grateful for your support and guidance.

File No. 82-34746

Section A item 2

Notice of the 64th Ordinary General Meeting of Shareholders

(Translation)

Notice of the 64th Ordinary General Meeting of Shareholders

May 26, 2006

Dear Shareholder,

We are pleased to send you this convocation notice for the 64th Ordinary General Meeting of Shareholders. We have sent resident shareholders in Japan the convocation notice and attached documents in Japanese, which were compiled according to the Japanese Corporation Law. Under this law, there is no obligation to provide materials in languages other than Japanese. However, we have enclosed an English translation for the reference of non-resident shareholders. Please note that the English translation is an abridged version of the complete text, highlighting several points that we believe will give non-resident shareholders an outline of the meeting agenda. It is not intended to influence shareholders in exercising their voting rights. Unfortunately, at this stage we are only able to provide official documents in Japanese. We ask for your understanding in this matter and thank you for your continued support of the Seiko Epson Corporation.

If you are unable to attend the meeting, please vote by using one of the following methods. Prior to voting, you may wish to review the "Reference Materials for General Meeting of Shareholders" document, provided herein.

Voting by Mail

To vote by mail, please indicate on the enclosed voting form whether you approve or disapprove of each of the proposals, affix your seal and return the completed form to us. The completed form must be received no later than June 22, 2006 (Japan time).

Voting by Internet

To vote by Internet, please log into the shareholders' voting Web sites at http://www.it-soukai.com or https://daiko.mizuho-tb.co.jp to register your approval or disapproval (Japanese only). Voting by Internet must be completed no later than 5:00 p.m., June 22, 2006 (Japan time).

Sincerely yours,

Seiji Hanaoka

President and Representative Director

Seiko Epson Corporation
2-4-1 Nishishinjuku, Shinjuku-ku, Tokyo

Description

1. Date and Time: 10:00 a.m., Friday, June 23, 2006 (Japan time)

2. Place: Main Banquet Hall
5th Floor, Executive Tower, Shinagawa Prince Hotel
4-10-30, Takanawa, Minato-ku, Tokyo

Please note that the venue for the 64th Ordinary General Meeting of Shareholders is different to that used in previous years.

3. Meeting Agenda

Reporting:

1. Report on operations, consolidated balance sheet, and consolidated statement of income for the 64th fiscal year (for the period from April 1, 2005 to March 31, 2006); and on the reports of the accounting auditors and of the board of statutory auditors regarding the consolidated financial statements for the 64th fiscal year.
2. Report on balance sheet and statement of income for the 64th fiscal year (from April 1, 2005 to March 31, 2006).

Proposals:

Proposal 1: Approval of proposed appropriation of non-consolidated retained earnings for the fiscal year ended March 31, 2006 (from April 1, 2005 to March 31, 2006)

Proposal 2: Amendments to the Articles of Incorporation

Proposal 3: Election of ten Directors

Proposal 4: Award of retirement allowance to retiring directors, and Abolition of retirement allowance system and relevant procedures thereto

* If attending the meeting in person, please remember to bring the ballot enclosed with these materials and to hand it to the receptionist at the meeting.
* Following the adjournment of the general meeting, there will be a reception held at the same location to which all are welcome to attend.
* Any revisions to the reference materials for the general meeting of shareholders shall be posted on the Company's website at http://www.epson.jp/IR/.
* The Company offers institutional investors access to ICJ Inc.'s electronic voting platform.

The original and official convocation notice and attached documents are written in Japanese. This English translation is an abridged version of the original. In the event of any discrepancy between the original and the English translation, the original (Japanese version) shall prevail and the Company shall bear no responsibility for the discrepancy and consequences therefrom.

Proposed Appropriation of Non-Consolidated Retained Earnings

	Yen
Undisposed deficit at end of period	54,624,003,654
Reserve for special depreciation	1,010,745,886
Special reserves	65,000,000,000
	11,386,742,232
To be appropriated as follows:	
Cash dividends (16 yen per share)	3,141,812,560
Reserve for special depreciation	1,152,542,034
Earnings carried forward to the next fiscal year	7,092,387,638
	11,386,742,232

Note 1: The reserve for special depreciation is based on Special Taxation Measures Law. Amounts of deductions from, or additions to, this reserve are the amounts calculated in accordance with the Law from which the amounts of deferred tax liabilities are deducted.

Note 2: Based on a resolution adopted by the Board of Directors at its meeting on October 26, 2005, the Company declared and paid out an interim dividend of 3,141,818,544 yen (16 yen per share).

Reference Materials for General Meeting of Shareholders

Proposals and related items

Proposal 1: Approval of proposed appropriation of non-consolidated retained earnings for the fiscal year ended March 31, 2006 (from April 1, 2005 to March 31, 2006)

With respect to the year-end cash dividends on common stock shares for the fiscal year, the Company proposes to pay 32 yen per share.

Of this amount, 16 yen was paid out as an interim dividend in December 2005; hence, the year-end dividend will be 16 yen per share.

Proposal 2: Amendments to the Articles of Incorporation

1. Reasons for amendments

(1) To make information more readily available and to reduce costs of public notification by adopting a new system of electronic public notification, and to change the pertinent sections of Article 4 of the current articles (public notices) to accommodate the new system.

(2) To make the following changes which are now permitted with the coming into force of the Corporation Law (Law No. 86, 2005) on May 1, 2006.

1) Proposal to revise Article 10 (rights with respect to holdings of fractional unit shares): this proposal establishes rights to vote for shares that are less than the number that constitutes a minimum voting unit.

2) Proposal to revise Article 16 (construing Internet-based disclosures of reference materials, etc. for General Meeting of Shareholders as having been effectively provided to shareholders): to enhance convenience to shareholders, this proposal enables the Company to disclose parts of the reference materials, etc., for the General Meeting of Shareholders via the Internet.

3) Proposal to revise Article 24 (resolutions by the Board of Directors without a meeting): in the interest of quicker and more effective action by the Board of Directors, this proposal enables the Board of Directors to vote in writing in accordance with Article 370 of the Corporation Law.

4) Proposal to revise Article 27 (partial exemption of directors' liabilities); proposal to revise Article 33 (partial exemption of statutory auditors' liabilities): to facilitate the hiring of the most appropriate and capable persons to serve as independent directors and statutory auditors, this proposal enables the Company to enter into agreements with

independent directors and statutory auditors that limit their liability. The Company has obtained unanimous approval of the Auditors Meeting for the establishment of new provisions under Article 27-2.

(3) To promote the execution of its "Creativity and Challenge 1000" Mid-Range Business Plan, the Company has introduced a Corporate Executive Officer system that will distinctly separate the function for corporate management and oversight form the function for operations. Accordingly, through amendments to articles 17 (numbers) and 19 (term of office), this proposal seeks to change the maximum number of directors from 25 to 10 and to reduce their terms of office from two years to one year.

(4) To establish a new Article 4 (governing bodies) and a new Article 8 (issuance of share certificates) as proposed below to institute changes required with the enforcement of the Corporation Law.

(5) To make other changes to expressions used in the Articles of Incorporation; and to make the necessary amendments to terms required with the coming into force of the Corporation Law; revising words and phrases; and moving, combining and eliminating articles; also advancing article numbers following the insertion of the new provisions cited above.

2. Amendments

The details to the proposed amendments to the Articles of Incorporation are as follows:

Current Articles of Incorporation	Proposed Amendments
Chapter 1: General Provisions (Purposes) Article 2 The purposes of the Company shall be as follows: 1. – 12. <Omitted>	**Chapter 1: General Provisions** (Purposes) Article 2 The purposes of the Company shall be as follows: (1) – (12) <Not amended>
<Newly added>	(Governing Bodies) Article 4 The Company shall be governed by the General Meeting of Shareholders and by its directors. In addition, the Company shall establish the following governing bodies: (1) Board of Directors (2) Statutory Auditors (3) Board of Statutory Auditors (4) Accounting Auditors
(Public Notices) Article 4 Public notices of the Company shall be given in the daily newspaper named "NIHON KEIZAI SHIMBUN"	(Method of Public Notification) Article 5 The Company shall publish its public notifications electronically. If accidents or other unavoidable circumstances prevent it from doing so, it shall publish its notifications in the daily newspaper named "NIHON KEIZAI SHINBUN."
Chapter 2: Shares (Authorized Number of Shares Issued) Article 5 The authorized number of shares issued by the Company shall be six hundred and seven million, four hundred fifty-eight thousand three hundred sixty-eight (607,458,368).	**Chapter 2: Shares** (Total Number of Authorized Shares) Article 6 The Company shall be authorized to issue a total of six hundred and seven million, four hundred fifty-eight thousand three hundred sixty-eight (607,458,368) shares.
(Acquisition of the Company's Own Shares) Article 6 In accordance with the provisions of Article 211-3-1-2 of the Commercial Code, the Company may purchase and hold its own shares through a resolution adopted by its Board of Directors.	(Acquisition of Treasury Stock) Article 7 By resolution of its Board of Directors, the Company shall be able to acquire treasury stock through market transactions or other means.
<Newly added>	(Issuance of Share Certificates) Article 8 The Company shall issue certificates with respect to its shares.
(Unit Shares and Non-issuance of Share Certificates for Shares of Less than One Unit Share) Article 7 Every one hundred (100) shares of the Company shall constitute one unit of shares ("Unit Share"). 2. The Company shall not issue share certificates for shares of less than one Unit Share.	(Minimum Unit of Shares, and the Non-issuance of Certificates for Fractional Unit Shares) Article 9 The Company's minimum unit of shares shall be one hundred (100) shares. 2. Notwithstanding the provisions of Article 8, the Company shall not issue certificates for fractional unit shares.

Current Articles of Incorporation	Proposed Amendments
<Newly added>	(Rights with respect to Holdings of Fractional Unit Shares) Article 10 The Company's shareholders (including, hereinafter, beneficial shareholders) shall not exercise rights other than the following with respect to fractional unit shares. (1) Rights provided for under Article 189-2 of the Corporation Law (2) Rights of demand provided for under Article 166-1 of the Corporation Law (3) Rights to allocations of shares in stock offerings and to allocations of subscription warrants that are proportional to the number of shares held by the shareholder
(Share Handling Regulations) Article 8 The kinds of shares, the transfer of shares, the purchase of shares in less than one Unit Share, and any other matters relevant to the shares of the Company shall be subject to the provisions of these Articles of Incorporation or otherwise subject to the Share Handling Regulations duly established by the Board of Directors.	(Share Handling Regulations) Article 11 The handling of the Company's shares and commissions for such handling shall be determined in accordance with applicable laws and ordinances and with these Articles of Incorporation and, in addition, in accordance with rules for the handling of shares, which shall be set forth by the Board of Directors.
(Transfer Agent) Article 9 The Company shall have a transfer agent with respect to its shares. 2. The transfer agent and its place of handling business shall be selected by resolution of the Board of Directors. 3. The register of shareholders of the Company (including, hereinafter, its register of beneficial shareholders) and register of lost certificates of shares of the Company shall be kept at the transfer agent's place of business. The business relating to the shares, such as transfer of shares on the Register of Shareholders, registration of pledges, indication of trust property or cancellation of such registration or indication, delivery of share certificates, acceptance of notification, purchase of shares in less than one Unit share, etc., shall be handled by the transfer agent and not by the Company.	(Agent to Manage Shareholders Register) Article 12 The Company shall appoint an agent to manage the shareholders register. 2. The selection of the agent to manage the shareholders' register and the location of its office shall be determined by resolution of the Board of Directors. 3. All matters relating to the preparation, keeping and other handling of the Company's shareholders' register (including, for purposes of this section, beneficial shareholders' register), the original register of new stock acquisition rights, and ledger of lost stock certificates shall be entrusted to this agent; the Company shall not handle any of the foregoing.

Current Articles of Incorporation	Proposed Amendments
(On the Record Date) Article 10 Those shareholders entitled to vote at the Ordinary General Meeting of Shareholders (including, hereinafter, beneficial shareholders) shall be shareholders who are transcribed or recorded in the Register of Shareholders as of the previous thirty-first day of March. 2. In addition to the preceding, the Company may, whenever it determines necessary, establish a fixed date for closing the Register of Shareholders by resolution of the Board of Directors on prior public notice.	< Deleted >
Chapter 3: Shareholders Meeting (Convocation) Article 11 The ordinary General Meeting of the Company's shareholders shall be convened every June, and extraordinary General Meeting of Shareholders may be convened from time to time as necessary.	**Chapter 3: Shareholders Meeting** (Convocation) Article 13 The ordinary General Meeting of the Company's shareholders shall be convened every June; extraordinary General Meetings of Shareholders shall be convened from time to time in response to need.
<Newly added>	(Base date for the Company's Ordinary General Meeting of Shareholders) Article 14 The base date for the determination of voting rights at the Company's Ordinary General Meeting of Shareholders shall be March 31st of each year.
(Authorized Person to Convene) Article 12 Unless otherwise provided in the laws or regulations, the shareholders meetings shall be convened by the President subject to a resolution of the Board of Directors. 2. In the event that the President is unable to convene a shareholders meeting, another Director shall convene it in accordance with the pre-determined order by resolution of the Board of Directors.	(Person Authorized to Convene the General Meeting and Chairman) Article 15 The President shall convene and chair the General Meeting of Shareholders. 2. In the event that the President is unable to convene the General Meeting of Shareholders, another Director selected according to an order determined beforehand by the Board of Directors shall convene and chair the general meeting.
(Chairman) Article 13 The President of the Company shall chair and preside over the shareholders meetings. 2. In the event that the President is unable to chair and preside over a shareholders meeting, another Director shall act in such capacity in accordance with the pre-determined order by resolution of the Board of Directors.	< Deleted >

Current Articles of Incorporation	Proposed Amendments
<Newly added>	*(Construing Internet-based disclosures of reference materials, etc. for General Meetings of Shareholders as having been effectively provided to shareholders)* Article 16 When convening notifications for the convening of its General Meeting of Shareholders, the Company may use the Internet to disclose information that is contained in, or required to be disclosed on, reference materials, reports on operations, accounting statements and consolidated accounting statements that are provided at such general meetings. When the Company uses the Internet for such disclosures in a manner required by ministerial ordinances of the Ministry of Justice, it may be construed that such information has been provided to its shareholders.
(Adoption of Resolutions) Article 14 Unless otherwise provided in the laws, regulations or these Articles of Incorporation, the resolutions of the Shareholders Meetings shall be duly adopted by the majority of votes of the Shareholders present at such Shareholders Meetings. 2. The special resolutions of the Shareholders Meetings pursuant to Article 343 of the Japanese Commercial Law shall be duly adopted by at least two-thirds (2/3) of the voting rights of represented by the Shareholders present at such meetings, which at least one-third (1/3) of all Shareholders must be present.	(Method of Adopting Resolutions) Article 17 Unless otherwise prescribed by laws or ordinances or by these Articles of Incorporation, resolutions of the General Meeting of Shareholders shall be made by majority of affirmative vote of the shareholders present and entitled to vote. 2. Resolutions prescribed under Article 309 Section 2 of the Corporation Law shall require that more than one-third of shareholders entitled to vote be present and that at least two-thirds of those present vote in the affirmative.
(Vote by Proxy) Article 15 A Shareholder may exercise the right to vote at a shareholders meeting by appointing a proxy; provided that such proxy is also a shareholder and entitled to vote at that shareholders meeting. 2. The Shareholder or proxy shall submit a certificate of proxy to the Company, such proxy being valid only for that particular Shareholders Meeting.	(Vote by Proxy) Article 18 Shareholders may exercise their voting rights by appointing another shareholder with voting rights in the Company as a proxy. 2. In this instance, the shareholder or the proxy must present the Company with written evidence of that shareholder's or that proxy's right to stand as proxy.
(Minutes) Article 16 A summary of the process and results of the shareholders meetings shall be transcribed in the minutes along with the signatures and seals of the Chairman and Directors present at such shareholders meetings. The Company shall preserve such minutes as a record.	(Deleted)

Current Articles of Incorporation		Proposed Amendments	
Chapter 4: Directors and Board of Directors		**Chapter 4: Directors and Board of Directors**	
(Numbers)		(Number of Directors)	
Article 17	The number of the Directors of the Company shall not exceed twenty-five (25).	Article 19	The number of the Directors of the Company shall not exceed ten (10).
(Appointment)		(Method of Electing Directors)	
Article 18	The Directors shall be elected at the shareholders meetings.	Article 20	A Director shall be appointed by a resolution of the General Meeting of Shareholders.
	2. The election of the Directors shall be made at Shareholders Meeting where one-third (1/3) or more of the total voting rights shall have been represented and shall have been duly made by a majority of such voting rights.		2. Resolutions for the election of Directors shall require that more than one-third of shareholders entitled to vote be present and that a majority of those present vote in the affirmative.
	3. Cumulative voting shall not be applied or adopted for the election of the Directors.		3. Cumulative voting, however, shall not be allowed.
(Term of Office)		(Term of Office)	
Article 19	The term of office of a Director shall continue until the close of the Ordinary General Meeting of Shareholders for the last fiscal year ending within two (2) years after election.	Article 21	The term of office of a Director shall continue until the close of the Ordinary General Meeting of Shareholders for the final business year that ends within a one-year period of such director's election to the office.
	2. The term of office of a Director elected in addition to the existing Directors and the term of office of an alternate Director elected according to a vacancy by resignation shall continue until the expiration of the terms of office of the other existing Directors.		2. (Deleted)
(Representative Directors and Senior Executives)		(Representative Directors and Senior Executives)	
Article 20	The Board of Directors shall, by resolution, elect from among the Directors, the Representative Director.	Article 22	The Board of Directors shall, by resolution, elect from among its members, the Representative Directors.
	2. The Board of Directors may, by resolution, elect from among the Directors, one Chairman, a certain number of Vice Chairmen, one President and a certain number of the Vice-Presidents, Senior Managing Directors and Managing Directors.		2. The Board of Directors may, by resolution, elect from among its members, one Chairman, a certain number of Vice-Chairmen, one President, and a certain number of Executive Vice-Presidents, Senior Managing Directors and Managing Directors.
(Convocation of the Board of Directors Meetings and Adoption of Resolutions)		(Convocation Notice for Board of Directors Meeting)	
Article 21	The notice of Convocation of the Board of Directors meetings shall be delivered to each of the Directors and Statutory Auditors three (3) days in advance; provided, however, such advance notice may be shortened in case of an emergency.	Article 23	The notice of convocation for Board of Directors meetings shall be delivered to each Director and Statutory Auditor at least three (3) days in advance; this is provided, however, that such period of advance notice may be shortened in case of an emergency.

Current Articles of Incorporation	Proposed Amendments
2. A majority of the Board of Directors shall constitute a quorum, and a majority of such quorum shall be required to adopt a resolution.	2. When there is the unanimous consent of all Directors and Statutory Auditors, a Board of Directors meeting may be convened without taking steps required under the Company's convocation procedures.
<Newly added>	(Resolution by the Board of Directors without Meeting) Article 24 When the Company satisfies requirements prescribed under Article 370 of the Corporation Law, the Board of Directors shall be deemed to have adopted a resolution.
(Authorized Person to Convene Board of Directors Meetings and Chairman) Article 22 Unless otherwise provided in the laws or regulations, the Representative Director (as pre-determined by the Rules of the Board of Directors) shall convene the Board of Directors Meetings. Such representative director shall chair and preside over the Board of Directors Meetings. 2. If a representative director is unable to convene the Board of Directors Meeting, another director shall convene it in accordance with the pre-determined order by resolution of the Board of the Directors.	(Person Authorized to Convene Board of Directors Meetings and Chairman) Article 25 Unless otherwise provided for under applicable laws and ordinances, a director (as determined by the Rules of the Board of Directors) shall convene and chair the Board of Directors Meetings. 2. If the director stipulated previously is unable to convene the Board of Directors Meeting, another director chosen according to an order determined beforehand by the Board of Directors shall convene and chair the meeting.
(Honorary Chairmen, Senior Corporate Advisors and Corporate Advisors) Article 23 < Omitted >	(Honorary Chairmen, Senior Corporate Advisors and Corporate Advisors) Article 26 <Not amended>
(Partial Exemption of Directors' Liabilities) Article 24 Pursuant to the provisions of Article 266-12 of the Commercial Code, the Company may exempt directors (including former directors) from any liability arising from actions defined under Article 266-1.5 of the Commercial Code to the extent permitted by law.	(Partial Exemption of Directors' Liabilities) Article 27 By resolution of the Board of Directors, the Company may exempt Directors (including former Directors) from liability for damages as defined under Article 423-1 of the Corporation Law if conditions stipulated under Article 426-1 of the Corporation Law apply. In such instances, the Company may exempt Directors (including former Directors) up to an amount that is derived by deducting the minimum amount of liability required under applicable laws and ordinances from the amount of liability for damages.
<Newly added>	2. If conditions stipulated under Article 427-1 of the Corporation Law apply, the Company may enter into agreements with independent Directors limiting their liability for damages as defined under Article 423-1 of the Corporation Law. This is provided, however, that the Company may limit such liability for damages only to the extent provided for under applicable laws and ordinances.

Current Articles of Incorporation	*Proposed Amendments*
Chapter 5: Statutory Auditors and Meeting of Auditors (Numbers) Article 25 < Omitted >	**Chapter 5: Statutory Auditors and Meeting of Auditors** (Number of Statutory Auditors) Article 28 <Not amended>
(Appointment) Article 26 < Omitted > 2. The election of the Statutory Auditors shall be made at a Shareholders Meeting where one-third (1/3) or more of total voting rights shall have been represented and shall have been duly made by a majority of such voting rights.	(Method of Electing Statutory Auditors) Article 29 <Not amended> 2. Resolutions for the election of Statutory Auditors shall require that more than one-third (1/3) of shareholders entitled to vote be present and that a majority vote in the affirmative.
(Term of Office) Article 27 The term of office of a Statutory Auditor shall continue until the close of the Ordinary General Meeting of Shareholders for the last fiscal year ending within four (4) years after election to such office. 2. The term of office of an alternate Statutory Auditor elected according to a vacancy by resignation in the number of Statutory Auditors shall continue until the expiration of the term of office of such Statutory Auditor who had resigned.	(Term of Office) Article 30 The term of office of a Statutory Auditor shall continue until the close of the Ordinary General Meeting of Shareholders for the final business year that ends within a four-year period of such auditor's election to office. 2. The term of office of a Statutory Auditor elected to replace an auditor who has resigned before completing a full term of office shall be until the term of office of the original auditor has expired.
(Full-Time Statutory Auditors) Article 28 The Statutory Auditors shall elect, among its members, full-time Statutory Auditors.	(Full-Time Statutory Auditor) Article 31 The Auditors Meeting by resolution, shall elect from among its members, full-time Statutory Auditors.
(Convocation of Statutory Auditors Meetings and Adoption of Resolutions) Article 29 The notice of Convocation of Statutory Auditors meetings shall be delivered to each Statutory Auditor three (3) days in advance; provided, however, such advance notice may be shortened in case of an emergency. 2. Unless otherwise provided in the laws or regulations, a majority of Statutory Auditors shall be required for the adoption of resolutions at the Statutory Auditors meetings.	(Convocation Notice for Auditors Meetings) Article 32 The notice of convocation for Auditors Meetings shall be delivered to each auditor at least three (3) days in advance; this is provided, however, that such period of advance notice may be shortened in case of an emergency. 2. When there is the unanimous consent of all Statutory Auditors, an Auditors Meeting may be convened without taking steps required under the Company's convocation procedures.

Current Articles of Incorporation	Proposed Amendments
(Partial Exemption of Statutory Auditors' Liabilities) Article 30 Pursuant to the provisions of Article 280-1 of the Commercial Code, the Company may, through a resolution of its Board of Directors, exempt Statutory Auditors (including former Statutory Auditors) from liability to the extent permitted by law. <Newly added>	(Partial Exemption of Statutory Auditors' Liabilities) Article 33 By resolution of the Board of Directors, the Company may exempt Statutory Auditors (including former Statutory Auditors) from liability for damages as defined under Article 423-1 of the Corporation Law if conditions stipulated under Article 426-1 of the Corporation Law apply. In such instances, the Company may exempt Statutory Auditors (including former Statutory Auditors) up to an amount that is derived by deducting the minimum amount of liability required under applicable laws and ordinances from the amount of liability for damages. 2. If conditions stipulated under Article 427-1 of the Corporation Law apply, the Company may enter into agreements with independent Statutory Auditors limiting their liability for damages as defined under Article 423-1 of the Corporation Law. This is provided, however, that the Company may limit such liability for damages only to the extent provided for under applicable laws and ordinances.
Chapter 6: Accounts (Fiscal Year) Article 31 The fiscal year of the Company shall begin on the first day of April and end on the thirty-first day of March.	**Chapter 6: Accounts** (Business Year) Article 34 The Company's business year shall be a one-year period, which runs from the first day of April, and ends on the thirty-first day of March.
(Dividends) Article 32 The Company shall pay dividends to the shareholders or the pledgees transcribed or recorded in the Register of Shareholders as of the last day of each fiscal year.	(Dividends from Retained Earnings) Article 35 By resolution of the General Meeting of Shareholders, the Company shall pay dividends from retained earnings to shareholders or pledgees transcribed or recorded on the final Register of Shareholders on March 31st of each year.
(Interim Dividends) Article 33 The Company may pay, subject to a resolution of the Board of Directors, interim dividends (as defined in Article 293-5 of the Commercial Code of Japan) to the shareholders or pledgees transcribed or recorded in the Register of Shareholders as of the last day of September.	(Interim Dividends) Article 36 By resolution of the Board of Directors, the Company may pay an interim dividend to shareholders or pledgees transcribed or recorded on the final Register of Shareholders on September 30th of each year.
(Exempt from Payment) Article 34 In the event that shareholders or pledgees have not received payment of dividends or interim dividends stipulated in Article 33 hereof after the lapse of three (3) full years from the date when such payment became due, the Company shall be exempt and released from any obligation to pay such dividends thereafter. No interest shall accrue on dividends or interim dividends.	(Exemption from Duty to Pay Dividends) Article 37 The Company shall be exempt from the duty to pay dividends or interim dividends from retained earnings if they remain unclaimed for a period of three years from the day on which the dividend payments began.

Proposal 3: Election of ten directors

The terms of office of all 17 directors will end at the close of this meeting. The Company proposes appointing 10 directors.

The Company will reform the framework of its corporate governance system in order to achieve three primary objectives. First, the Company will strengthen the systems needed to ensure that the objectives of the "Creativity and Challenge 1000" business plan are achieved. Second, the Company will distinctly separate the function for corporate management and oversight from the function for operations. And third, the Company will increase transparency and dynamism at all levels of management.

In accordance with the reforms to the framework of its corporate governance system, the Company will reduce the number of seats on the board to 10.

Candidates for the director positions are as follows:

Candidate No.	Name (Date of Birth)	Summary of career, title, and other representative directorships		Shares of the Company's stock owned
1	Saburo Kusama	Apr. 1963	Joined the Company	28,100
	(Oct. 12, 1939)	Jun. 1990	Director of the Company	
		Jun. 1994	Managing Director of the Company	
		Jun. 1996	Senior Managing Director of the Company	
		Apr. 1997	Executive Vice-President of the Company	
		Apr. 2001	President of the Company	
		Apr. 2005	Chairman of the Company (current position)	
			Chairman of the Board of Trustees of SE Gakuen, an educational foundation	
2	Yasuo Hattori	Sep. 1985	Director of the Company	7,144,006
	(Apr. 30, 1940)	Sep. 1987	Director and Adviser of the Company	
		Jun. 1994	Executive Vice-President of the Company	
		Jun. 1995	Vice-Chairman of the Company (current position)	
		Representative status of other companies		
		Representative Director, Sun Kikaku Kabushiki Kaisha		
		Representative Director, Aoyama Kigyo Kabushiki Kaisha		
3	Seiji Hanaoka	Apr. 1970	Joined the Company	20,100
	(Sep. 28, 1947)	Jun. 1995	Director of the Company	
		Jun. 1996	Retired from the Company's Board of Directors	
		Jul. 1996	Executive Vice President, Epson America, Inc.	
		Jun. 1998	Director of the Company	
		Jun. 1999	Managing Director of the Company	
		Apr. 2002	Senior Managing Director of the Company	
		Apr. 2003	Executive Vice-President of the Company	
		Apr. 2005	President of the Company (current position)	

Candidate No.	Name (Date of Birth)	Summary of career, title, and other representative directorships		Shares of the Company's stock owned
4	Norio Niwa	Apr. 1969	Joined the Company	20,500
	(Nov. 10, 1946)	Jun. 1997	Director of the Company	
		Jun. 1998	Managing Director of the Company	
		Apr. 2002	Senior Managing Director of the Company	
		Apr. 2003	Executive Vice-President of the Company (current position)	
		Representative status of other companies		
		President, U.S. Epson, Inc.		
		Chairman, Epson America, Inc.		
5	Masayuki Morozumi	Apr. 1968	Joined the Company	19,100
	(Aug. 28, 1947)	Jun. 1998	Director of the Company	
		Apr. 2002	Managing Director of the Company	
		Nov. 2004	Senior Managing Director of the Company (current position)	
6	Yasumasa Otsuki	Mar. 1979	Joined the Company	8,700
	(Jan. 13, 1945)	Jun. 2001	Director of the Company	
		Apr. 2002	Managing Director of the Company (current position)	
7	Masao Akahane	Apr. 1973	Joined the Company	16,400
	(Oct. 3, 1948)	Jun. 1999	Director of the Company	
		Apr. 2003	Managing Director and General Administrative Manager of the Corporate Research & Development Division of the Company (current position)	
8	Kenji Kubota	Apr. 1977	Joined the Company	8,700
	(Dec. 4, 1953)	Jun. 2001	Director of the Company	
		Apr. 2003	Managing Director of the Company	
		Apr. 2006	Managing Director and General Administrative Manager of the Management Control Office of the Company (current position)	
9	Hiroshi Komatsu	Apr. 1976	Joined the Company	6,600
	(Apr. 1, 1954)	Jun. 2000	Director of the Company	
		Nov. 2004	Managing Director of the Company (current position)	
10	Minoru Usui	Nov. 1979	Joined Shinshu Seiki Co., Ltd. (now the Company)	8,200
	(Apr. 22, 1955)	Jun. 2002	Director of the Company	
		Nov. 2005	Director of the Company and General Administrative Manager of the Production Engineering & Development Division of the Company (current position)	

Note 1: Saburo Kusama is Chairman of the Board of Trustees of SE Gakuen, an educational foundation. The Company makes contributions to this foundation.

Note 2: No other candidate is involved in activities that potentially conflict with the Company.

Proposal 4: Award of retirement allowance to retiring directors, and Abolition of retirement allowance system and relevant procedures thereto.

Directors Toshio Kimura, Torao Yajima, Nobuo Hashizume, Seiichi Hirano, Kenji Uchida, Noriyuki Hama and Hideaki Yasukawa will retire from their positions at the close of this meeting. The Company proposes to pay them retirement allowances in accordance with the standards adopted by the Company for their contributions during their terms of office.

According to such standards, the amount of the allowance payable to retiring directors is calculated based on the final monthly remuneration received for each position held. (In the case in which the recipient served in more than one position, the remuneration received in the final month of each position held is used for the calculation.) The amount of the retirement allowance is calculated as a sum of the amounts of remuneration received in the final month of each position held multiplied by the number of years served in the respective positions. This is then multiplied by coefficients as determined in the standards mentioned above. The amount of allowance so calculated is subject to a final adjustment that takes into account specific contributions made by retiring directors.

The Company requests that decisions on specific amounts to be paid, dates and methods of presentation, etc., be left to the discretion of the board of directors.

The following is a brief summary of the careers of the retiring directors.

Name	Summary of career	
Toshio Kimura	Jun. 1992	Director of the Company
	Jun. 1994	Managing Director of the Company
	Jun. 1997	Senior Managing Director of the Company
	Apr. 2003	Executive Vice-President of the Company (current position)
Torao Yajima	Jun. 2000	Director of the Company
	Apr. 2003	Managing Director of the Company (current position)
Nobuo Hashizume	Jun. 1995	Director of the Company (current position)
Seiichi Hirano	Jun. 2002	Director of the Company (current position)
Kenji Uchida	Jun. 2003	Director of the Company (current position)
Noriyuki Hama	Jun. 2003	Director of the Company (current position)
Hideaki Yasukawa	Jul. 1976	Director of the Company
	Dec. 1981	Managing Director of the Company
	Mar. 1985	Senior Managing Director of the Company
	Sep. 1987	Executive Vice-President of the Company
	Jun. 1991	President of the Company
	Apr. 2001	Chairman of the Company
	Apr. 2005	Director and Advisor of the Company (current position)

The Company is pushing ahead with the reform of corporate governance to increase profitability and to seek a continued enhancement of the corporate value. With the aim of further strengthening the executives' commitment to the achievement of these goals and heightening the links between the executive's remuneration and shareholder value, the Company has abolished its system of retirement allowance for executives, effective at the end of this General Meeting of Shareholders, and introduced the partial use of compensation linked to share prices (stock purchase compensation) for executives.

In light of this change, the Company now seeks approval to pay retirement allowance to the ten directors scheduled to be reappointed to the board under Proposal 3 and to the five currently serving statutory auditors. The amounts of these awards will be within ranges calculated in accordance with the standards described above, taking into account periods of service that run from each person's initial election to the end of this General Meeting.

The retirement allowance will be distributed to the respective directors and statutory auditors upon their retirement. The Company requests that decisions regarding the specific amounts of benefits and the timing and method of their presentation be entrusted to the board of directors for directors, and to the consultation among statutory auditors for statutory auditors.

The following is a brief summary of the careers of the directors and statutory auditors to be paid the retirement allowance.

Name	Summary of career	
Saburo Kusama	Jun. 1990	Director of the Company
	Jun. 1994	Managing Director of the Company
	Jun. 1996	Senior Managing Director of the Company
	Apr. 1997	Executive Vice-President of the Company
	Apr. 2001	President of the Company
	Apr. 2005	Chairman of the Company (current position)
Yasuo Hattori	Sep. 1985	Director of the Company
	Sep. 1987	Director and Adviser of the Company
	Jun. 1994	Executive Vice-President of the Company
	Jun. 1995	Vice-Chairman of the Company (current position)
Seiji Hanaoka	Jun. 1998	Director of the Company
	Jun. 1999	Managing Director of the Company
	Apr. 2002	Senior Managing Director of the Company
	Apr. 2003	Executive Vice-President of the Company
	Apr. 2005	President of the Company (current position)
Norio Niwa	Jun. 1997	Director of the Company
	Jun. 1998	Managing Director of the Company
	Apr. 2002	Senior Managing Director of the Company
	Apr. 2003	Executive Vice-President (current position)

Name	Summary of career	
Masayuki Morozumi	Jun. 1998	Director of the Company
	Apr. 2002	Managing Director of the Company
	Nov. 2004	Senior Managing Director of the Company (current position)
Yasumasa Otsuki	Jun. 2001	Director of the Company
	Apr. 2002	Managing Director of the Company (current position)
Masao Akahane	Jun. 1999	Director of the Company
	Apr. 2003	Managing Director of the Company (current position)
Kenji Kubota	Jun. 2001	Director of the Company
	Apr. 2003	Managing Director of the Company (current position)
Hiroshi Komatsu	Jun. 2000	Director of the Company
	Nov. 2004	Managing Director of the Company (current position)
Minoru Usui	Jun. 2002	Director of the Company (current position)
Masayoshi Omae	Jun. 2003	Standing Statutory Auditor of the Company (current position)
Toshihiko Kishiro	Jun. 2004	Standing Statutory Auditor of the Company (current position)
Yoshiro Yamamoto	Jun. 2002	Statutory Auditor of the Company (current position)
Tomiichi Akiyama	Jun. 2004	Statutory Auditor of the Company (current position)
Tatsuhiro Ishikawa	Jun. 2004	Statutory Auditor of the Company (current position)

Section A item 3

(1) March 30, 2006 Notice of the Partial Amendments to the Articles of Incorporation

[Translation]

March 30, 2006
Name of Company:
Seiko Epson Corporation
President and Representative
Director:Seiji Hanaoka
(Code Number 6724 First Section
Tokyo Stock Exchange)

Notice of the Partial Amendments to the Articles of Incorporation.

Epson's Board of Directors, at its meeting held on March 15, 2006, decided to discuss proposals to amend the articles of incorporation (as set out below) at the Ordinary General Meeting of Shareholders to be held on June 23, 2006.

1.Reason for amendments

(1) To make information more readily available and to reduce cost of public notification by adopting a new system of electronic public notification, and to change the pertinent sections of Article 4 of the current articles (public notices) to accommodate the new system.

(2) To make the following changes which will be permitted with the coming into force of the Corporation Law (Law No.86,2005)on May 1, 2006.

1) Proposal to revise Article 10 (rights with respect to holding of less than one unit shares): this proposal establishes rights for shares that are less than one unit.
2) Proposal to revise Article 16 (Disclosure of Reference Materials, etc., of a General Meeting of Shareholders via Internet and Deemed Providing thereof): to enhance convenience to shareholders, this proposal enables the Company to disclose the reference materials, etc., for the General Meeting of Shareholders via the Internet.
3) Proposal to revise Article 24 (resolution by the Board of Directors without a meeting): in the interest of more flexible and effective action by the Board of Directors, this proposal enables the Board of Directors to vote in writing in accordance with Article 370 of the Corporation Law.
4) Proposal to revise Article 27 (exemption of director's liabilities); proposal to revise Article 33 (exemption of statutory auditor's liabilities): to facilitate the hiring of the

most appropriate and capable persons to serve as outside directors and outside corporate auditors, this proposal enables the Company to enter into agreements with outside directors and outside corporate auditors that limit their liability.

5) Proposal to revise Article 34 (Limited Liability Agreement of Accounting Auditors): as of the enforcement of the Corporate Law, accounting auditors will be subject to stockholders' derivative actions, so in order to strike a balance between accounting auditors and outside directors and outside corporate auditors, the Company proposes making it possible for accounting auditors to execute the same limited liability agreements as outside directors and outside corporate auditors can.

(3) To promote the execution of its "Creativity and Challenge" 1000" Mid-Range Business Plan, the Company has introduced a Corporate Executive Officer system that will distinctly separate the function for corporate management and oversight from the function operations. Accordingly, through amendments to Articles 17 (numbers) and Article 19 (term of office), this proposal seeks to change the maximum number of directors from 25 to 10 and to reduce their terms of office from two years to one year.

(4) To establish a new Article 4 (governing bodies) and a new Article 8 (issuance of share certificates) which will be required to be provided in the Article of Incorporation with the enforcement of the Corporation Law.

2.Details of the Amendments to the Articles of Association

The details of the amendments are as shown in the attachment

3.Dates

Date of the Ordinary General Meeting of Shareholders to discuss the amendments of the Articles of Incorporation

June 23, 2006 (Friday)

Effective date of the amendments of the articles of association

June 23, 2006 (Friday)

(2) May 24, 2006 Notice of Partial Modifications to Amendments to the Articles of Incorporation

[Translation]

May 24, 2006

Seiko Epson Corporation

Notice of Partial Modifications to Amendments to the Articles of Incorporation.

The company has released "Notice of Partial Amendments to the Articles of Incorporation" on March 30, 2006, but Epson's Board of Directors, at its meeting held today, decided to make partial modifications to the contents of amendments of the Articles of Incorporation.

1. Reason for modifications

In the proposal to revise Article 34 of the Articles of Incorporation which will be discussed at the Ordinary General Meeting of Shareholders to be held on June 23, 2006, the company has proposed making it possible for the accounting auditors to execute the limited liability agreements. However, the company decided to make partial modifications to such resolution of the board of directors as a consequence of careful consideration.

2. Contents of modifications

The Proposals to revise Article 34 (Limited Liability Agreement of Accounting Auditors) of the Articles of Incorporation shall be deleted, and the numbers of the chapters and articles following the proposals to revise Article 35 of the Articles of Incorporation shall be amended accordingly.

Although there are no amendments to the content of the proposals to revise the Articles of Incorporation other than as stated in this notice of modifications, some of the wording in the proposals to the Articles of Incorporation released on March 30 have been modified.

Section A item 3

(3)	June 2, 2006	Notification for Rectification of Taxes issued by the Tokyo Regional Taxation Bureau

[Translation]

June 2, 2006
Seiko Epson Corporation

Notification for Rectification of Taxes issued by the Tokyo Regional Taxation Bureau

Seiko Epson Corporation underwent a tax investigation conducted by the Tokyo Regional Taxation Bureau from fiscal year ended March 31, 2003 to fiscal year ended March 31, 2005 and on June 1st received a notice for rectification of taxes based on the results of the investigation. The amount of income the rectification notice addressed is approximately 2,800,000,000 yen, and Epson incurred back tax of approximately 900,000,000 yen, which includes a heavy penalty tax.

The rectification amount originated mainly from a matter regarding trading conducted between Epson and its foreign subsidiary concerning amounts that the tax bureau judged to be profits that ought to have been accounted as receivables by the company and a matter concerning the treatment of the period for recording expenses. Although Epson disagrees on some points asserted by the tax bureau, we recognized that there were some points Epson should rectify, so Epson has accepted the rectification notice.

During the tax investigation, it became apparent that improper trading was conducted by one of our former employees, but because this was recognized as an act Epson attempted to disguise, it has caused Epson to incur a heavy penalty tax.

The improper trading was trading conducted over the period of fiscal year ended March 31,2000 to fiscal year ended March 31, 2002 by a former Epson employee who was authorized to place orders but who paid, under a different category of expenses, expenses that were incurred for the purpose of efforts to shorten delivery periods. Epson conducted an internal investigation to ascertain the details of the incident and as a result discovered that the former employee had embezzled some of the money from the improper trading. Epson asked the former employee for reimbursement and has already received approximately 30,000,000 yen.

We apologize deeply for not being able to prevent this incident from occurring and to have caused such a great inconvenience to all those involved. Taking this situation seriously, Epson will review and thoroughly implement its internal supervision functions and also reinforce employee education and development so as to avoid improper trading from occurring in the future.



EXHIBIT B

ENGLISH DOCUMENTS

Set forth below are the English documents referred to in ANNEX A, Section B.

Section B item 1

March 16, 2006 - Epson Management Reform -
"Creativity and Challenge 1000"
Mid-Range Business Plan (FY2006-FY2008)

— Epson Management Reform —
"Creativity and Challenge 1000"
Mid-Range Business Plan
(FY2006 - FY2008)

March 16, 2006

SEIKO EPSON CORPORATION

Disclaimer

When reviewing this information, please note that the information was created as of the date of the information, should be considered in the context of the circumstances prevailing at that time and is only correct as of that date. The information contains certain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include, but are not limited to, the competitive environment, market trends, general economic conditions, exchange rate fluctuations and our ability to continue to timely introduce new products and services.

This report is a simple translation of the Japanese version of the explanatory presentation. No reclassification nor rearrangement has been made.

Numerical values

All numbers are rounded to the nearest unit.
All percentages are rounded off to one decimal place.

Outline

EPSON
EXCEED YOUR VISION

1. Framework of the Mid-Range Business Plan
2. Business/Product Portfolio and Business Strategies
 - ◆ Inkjet Printer Business
 - ◆ Small- and Medium-Sized LCD Business
 - ◆ Semiconductor Business
3. Mid-Range R&D Policies
4. Fixed-Cost Restructuring
 - ◆ Plan & Effect of Reductions
 - ◆ Revision of FY2005 Financial Forecast
5. Mid-Range Cost Streamlining Plan
6. Governance System Reforms
7. Mid-Range Financial Targets

1. Framework of the Mid-Range Business Plan -1

EPSON EXCEED YOUR VISION

SE07 Mid-Range Corporate Vision

Broadband communications
Digital broadcasting

- Growth in digital content
 - Volume (size) & quality of contents (still/ moving)
 - Color & high image quality
- Growth in imaging products

Global Trends

Digital Image Innovation

— Targeting the convergence of imaging domains —



Imaging on paper
Printers
Imaging on screen
Projectors
Core devices
Imaging on glass
Displays

Epson Growth Strategy

1. Framework of the Mid-Range Business Plan -2

EPSON
EXCEED YOUR VISION

Action 07 Targets & Current Performance



Action 07 target
(In billions of yen)
Net sales target
ROS target
Actual net sales
Actual ROS
2,000
1,500
1,000
500
0
10.0%
7.5%
5.0%
2.5%
0.0%
1,413.2
1,479.0
1,479.7
1,623.0
1,553.0
1,770.0
5.2%
5.8%
5.1%
5.4%
1.7%
9.0%
Large gap
FY2003
FY2004
FY2005 estimate
FY2006 target

Causes

- Inability to fully leverage Epson strengths
- Inability to fully adapt to changes in business environment
- Inability to design to target cost & secure a quick ROI

1. Framework of the Mid-Range Business Plan -3

EPSON
EXCEED YOUR VISION

"Creativity and Challenge 1000"

Reform the management structure and drive innovations in management

- Achieve a solid turnaround in FY06
- Achieve 100 bil. or more in ordinary income in FY08

Epson Group Mid-Range Business Policies

Reform Plan for Improving Earnings Potential

1. Redefine & reinforce the business & product portfolios
2. Reorganize the device businesses
3. Streamline costs
4. Reform the governance system
5. Reform the corporate culture

2. Business/Product Portfolios and Strategies

EPSON EXCEED YOUR VISION

Redefine the mission and focus of businesses and products by managing our portfolio to secure sustained earnings


High
Market Growth Rate
Low
Low
Operating margin
High
LCD
IC
HTPS
LP
PRJ
QD
IJP
Watch
Optical
BS
Drastically slim operations
Create products for future growth areas
Enhance earnings potential by driving the "No. 1" strategy
Strengthen the high earnings structure & develop new business segments

- Evolve new business models in IJP, LP & PRJ to strengthen earnings
- Strengthen LCD & HTPS businesses and implement a winning strategy

IJP: Inkjet printers
LP: Laser printers
BS: Business systems
PRJ: Projectors
HTPS: High-temperature polysilicon TFT displays
QD: Quartz devices

2-1. Inkjet Printer Business - 1

EPSON
EXCEED YOUR VISION

Mid-Range Plan Assumptions


Inkjet Printer Market Forecast
(Millions of units)
(Source: Epson estimates)
SFP
MFP
SPP
120
100
80
60
40
20
0
2.0
35.1
47.9
6.1
42.1
41.5
9.5
47.6
38.8
13.9
52.5
36.3
19.3
57.4
33.6
FY04
FY05E
FY06E
FY07E
FY08E

- Growth segments
 - SPP (small photo printer)
 - MFP (multi function printer)
 - LFP (large format printer)
- Negative growth segment
 - SFP (single-function printer)

2-1. Inkjet Printer Business -2

EPSON
EXCEED YOUR VISION

Direction of Strategy

Promote a strategy to secure stable earnings for Epson's core business

Increase SPP & MFP value

- Expand sales of photo inkjet printers by promoting our professional-grade "Epson Color" technologies
- Expand IJP sales for business uses by promoting the advantages of pigment ink (weatherfastness)

LFP

- Further expand the market by leveraging the Micro Piezo technology advantage of higher image quality, weatherfastness & ink choice

SFP

- Establish a presence in the BRIC countries and in other promising growth markets

2-1. Inkjet Printer Business -3

EPSON
EXCEED YOUR VISION



Key Strategy 1
Short-Term (FY06)
Maintain cartridge volume growth (growth rate to slow)
Transition IJP shipping volume from quantity to quality (shrink low PV models)
Dynamic strategic mixes
➤ Lineups
➤ Pricing
➤ Sales volume
➤ Production & sales organizations
Strengthen the earnings base
Enhanced product competitiveness
Enhanced cost competitiveness
Qualitative transition of the business (product mix & position)
Create stable profit over the medium to long term

2-1. Inkjet Printer Business - 4

EPSON
EXCEED YOUR VISION

Key Strategy 2 Mid-Range (FY06-08)

Epson strengths: Photo, ink, image processing & print head technologies

Low PV product & user segments

Management resource shift

High PV product & user segments

- Photo — Pro photo
- Business
 - ✓ SOHO — A3
 - ✓ Office — LFP

Initiatives

Business model to provide customers with value and convenience, and secure stable earnings

- Slash printer costs (standardize platforms/parts & price them right)
- Raise the genuine Epson ink ratio (highlight advantages, enforce IP rights, etc.)

2-2. Small- and Medium-Sized LCD Business - 1

EPSON
EXCEED YOUR VISION

Mid-Range Plan Assumptions - 1

Worldwide Small- and Medium-Sized Color Display Market Forecast (Source: Epson)



(In billions of yen)
Market Value
Cellular: Includes sub-displays
2,500
2,000
1,500
1,000
500
0
(CY) 2003 2004 2005 2006 2007 2008 2009 2010
Printer
EVF
Automotive
HUD
Car Navi-TV
VideoPhone
Ultra Portable PC
HDD Video
HDD Audio
Silicon Audio
F.A
POS
Amusement
Medical
ATM/CD
Tester
Portable TV
Portable DVD
Portable Game
PDA
DVC
DSC
Mobile – Active
Mobile - CSTN



(Millions of units)
Market Volume
Cellular: Includes sub-displays
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
(CY) 2003 2004 2005 2006 2007 2008 2009 2010

2-2. Small- and Medium-Sized LCD Business -2

EPSON
EXCEED YOUR VISION

Mid-Range Plan Assumptions - 2

- Mobile phone & digital camera markets to suffer negative value growth from CY05 to CY06 due to sharp price erosion. Price erosion set to continue.

- Clear growth in markets for wireless multimedia devices

- Assumptions for each technology
 - **CSTN** Volume to rise on replacement demand from users upgrading from B&W to low-cost color
 - **TFD** Demand shift to low-end specs (128 x 160-pixel units)
 - **a-TFT** Booming demand in small- and mid-size display market *to drive mid-term growth*
 - **LTPS** Expansion of multimedia market to drive market for displays with high pixel densities

Direction of Strategy

Seeking to be the world's No. 1 provider of small- and medium-sized displays, promote a winning strategy and aggressively pursue opportunities in this core Epson business

2-2. Small- and Medium-Sized LCD Business -3

EPSON EXCEED YOUR VISION

Key Strategy 1 — Short-Term (FY06)



Price erosion
Strengthen the structure & financial condition of the business
Design to cost
Procurement strategy
Maintain & build customer trust
Stable supply
High quality
Steep cost reductions

CSTN	Accommodate rising volume
TFD	Refine energy saving technology
aTFT	Secure capacity to meet sharp rise in demand
LTPS	Develop high-pixel-density displays for FY07 & on

2-2. Small- and Medium-Sized LCD Business - 4


EPSON
EXCEED YOUR VISION
Key Strategy 2
Mid-Range (FY06-08)
Increased product competitiveness
Differentiate by refining killer technologies (low power consumption, high aperture ratio, wide viewing angle & wide color gamut) to develop a-TFTs with quality equal to competitors' LTPS & ultra-high-density LTPS
Higher volume
Accelerate retooling of a-TFT line for small displays. Flexibly adapt lines to meet capacity (TFD & CSTN, LTPS & a-TFT). Expand module capacity.
Low costs
Reduce costs by reviewing module design, strengthening the procurement strategy, etc.
Fulfill commitments to customers
Sustain and expand shipments to mobile phone & digital camera markets
Expand the application area
Balanced income growth
Handy GPS, IP Phone, PMP, PDA/PDA Phone, automotive, etc.

2-3. Semiconductor Business

EPSON
EXCEED YOUR VISION

Key Strategy

Slim operations by reorganizing & repositioning the entire business
- Consolidate & reorganize sites & lines

- Enable income even without sales growth
- Give a free hand to determine the direction of future operations

Specialize in products where we can leverage our strengths and IP in energy saving and low-leak analog technologies

Combine energy-saving technologies

- Portfolio of energy-saving analog IP
- Maximize power efficiency of eco power algorithm
- Sharply cut standby current with low-leak process

Mixed Signal ICs

- Mobile applications
- Sensors
- Interfaces

3. Mid-Range R&D Policies

EPSON
EXCEED YOUR VISION

Offer customers convenience and help them exceed their vision by merging our imaging technologies and advancing our core competencies



Epson DNA
Compact
AND /OR
Energy Saving
AND /OR
Fine Images
Future-state vision
Technologies for
i1
Imaging on paper
High-performance engines
Ultra-low power / resource
Ultra-pro photo quality
Personalized & localized printing & photofinishing
i2
Imaging on screen
Ultra-compact, thin big-screens
Ultra-low power / resource
Ultra-high-quality images
Big-screen home entertainment
i3
Imaging on glass
High cost-performance
Ultra-low power consumption
Mobile video
Mobile multimedia
2005
2006
2007
2008
2009
2010

4. Fixed-Cost Restructuring — Plan & Effect of Reductions

EPSON EXCEED YOUR VISION

(In billions of yen)

3Q actual / 4Q estimate total

		Extraordinary Loss			Effect of Fixed-Cost Reductions			
		FY05	FY06	Total	FY06	FY07	FY08	Total
Total restructuring charges in ED		44.7	3.0	47.7	12.0	14.0	11.0	37.0
IC	Site & line reorganization	17.5	3.0	20.5	8.0	10.0	7.5	25.5
	One-time write-off of tech. acquisition costs	7.1	-	7.1				
	Subtotal	24.6	3.0	27.6				
LCD	TFD asset impairment	15.7	-	15.7	4.0	3.0	2.5	9.5
	Production equipment impairment/disposal	1.3	-	1.3				
	Subtotal	17.1	-	17.1				
HTPS	Line reorganization	2.9	-	2.9	-	1.0	1.0	2.0
Other (reduction in force, etc.)		1.6	-	1.6	1.5	1.5	1.5	4.5
Workforce streamlining	Reduce contingent workforce by 3,000 over 3 years				2.5	7.5	12.5	22.5
Total		46.3	3.0	49.3	16.0	23.0	25.0	64.0

4. Fixed-Cost Restructuring — Revised Outlook for FY2005

EPSON EXCEED YOUR VISION

(In billions of yen)		FY2004		FY2005				Change (amount, %)	
		Actual	%	1/27 outlook	%	Current outlook	%	YoY	Vs. 1/27 outlook
Net sales		1,479.7	-	1,553	-	1,553	-	73.2 5.0%	-
Operating income		90.9	6.1	24	1.5	24	1.5	-66.9 -73.6%	-
Ordinary Income		85.3	5.8	26	1.7	26	1.7	-59.3 -69.5%	-
Extraordinary gain		0.8	0.1	13.8	0.9	14	0.9	+13.1 +1584.1%	+0.1 +1.0%
Extraordinary loss		12.5	0.9	50.8	3.3	62	4.0	+49.4 +395.0%	+11.1 +21.9%
Net income before income taxes		73.6	5.0	-11	-0.7	-22	-1.4	-95.6 -129.9%	-11.0 -100.0%
Net income		55.6	3.8	-14	-0.9	-23	-1.5	-78.6 -141.3%	-9.0 -64.3%
EPS		¥283.60		¥-71.30		¥-117.13			
Exchange rate	USD	¥107.55		¥112.00		¥113.00			
	EUR	¥135.19		¥136.00		¥137.00			

5. Mid-Range Cost Streamlining Plan

EPSON
EXCEED YOUR VISION

Key Strategy

(In billions of yen)

Cost Reduction Action ➢ Additional reduction	Action	Year-on-Year Effect of Improved Costs			
		FY06	FY07	FY08	Total
Procurement costs ➢ 20%/year	Switch to R&D model (work with design depts.)				
Logistics costs ➢ FY08: 50% vs. FY05	Form integrated chain of material & information				
Quality-failure costs ➢ FY08: 50% vs. FY05	Build in quality from the start & prevent recurrence of quality issues	18.0	36.0	36.0	90.0
Service support costs ➢ FY08: 50% vs. FY05	Improve quality based on customer feedback (quality standard)				
Consolidate & integrate production & admin. sites in Japan	Drive "scrap & build" strategy to raise cost efficiency				

6. Governance System Reforms -1

EPSON
EXCEED YOUR VISION

Objectives

- Stronger systems to ensure the achievement of the "Creativity and Challenge 1000" business plan.
- Separation of corporate management and oversight function from operations functions.
- Increased transparency and dynamism at all levels of management

Reforms

- Introduce a corporate executive officer system to clearly separate corporate decision-making & oversight from operations
- Reduce the maximum number of board seats from 25 to 10
- Reduce director terms to one year and increase accountability for business results

6. Governance System Reforms -2

EPSON
EXCEED YOUR VISION



Shareholders' Meeting
Management and oversight
Accounting Auditor
Board Meeting (10 Members)
Management Strategy Committee
Auditors' Meeting (5 Members)
Corporate Execution
Execution
Executive Officers
Operations Division

Improve accuracy of forecasting and financial management by reforming management control system

7. Mid-Range Targets

EPSON
EXCEED YOUR VISION

Sales

(In billions of yen)



Company-wide
Information-Related Equipment
Electronic devices
1,479.7
946
482.5
1,553
986
522
1,555
948
550
1,590
970
580
1,670
1,005
630
FY2004 Results
FY2005 Outlook
FY2006 Target
FY2007 Target
FY2008 Target

Ordinary Income (operating income for segments)



Company-wide (Ordinary Income)
Information-related equipment (Operating Income)
Electronic devices (Operating Income)
85.3
61.5
38.5
26
44
-10
40
52
1
70
65
15
100 or more
83
25
FY2004 Results
FY2005 Outlook
FY2006 Target
FY2007 Target
FY2008 Target

EPSON

EXCEED YOUR VISION

April 25, 2006 CONSOLIDATED RESULTS FOR YEAR ENDED MARCH 31, 2006



SEIKO EPSON CORPORATION
3-5 Owa 3-chome Suwa, Nagano
392-8502, Japan
Tel: +81-266-52-3131
http://www.epson.co.jp/e/

April 25, 2006

CONSOLIDATED RESULTS FOR YEAR ENDED MARCH 31, 2006

Consolidated Financial Highlights

<Income statements and cash flows data> (Millions of yen, thousands of U.S. dollars, except for per share data)

	Year ended March 31			Change	Year ended March 31,
	2004	2005	**2006**		**2006**
Statements of Income Data:					
Net sales	¥1,413,243	¥1,479,750	**¥1,549,568**	4.7%	**$13,191,181**
Operating income	77,401	90,967	**25,758**	(71.7%)	**219,273**
Income (loss) before income taxes and minority interest	65,058	73,647	**(20,047)**	- %	**(170,656)**
Net income (loss)	38,031	55,689	**(17,917)**	- %	**(152,524)**
Statements of Cash Flows Data:					
Cash flows from operating activities	182,669	162,489	**117,497**	(27.7%)	**1,000,230**
Cash flows from investing activities	(65,329)	(99,396)	**(95,266)**	(4.2%)	**(810,982)**
Cash flows from financing activities	(40,918)	(96,373)	**19,123**	- %	**162,790**
Cash and cash equivalents at the end of the year	265,183	234,904	**280,114**	19.2%	**2,384,558**
Per Share Data:					
Net income (loss) per share -Basic	¥204.70	¥283.60	**(¥91.24)**	- %	**($0.78)**
-Diluted	¥204.53	¥-	**¥-**	- %	**$-**

Notes

I. The consolidated figures are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards, and are compiled from the consolidated figures prepared by the Company as required by the Securities and Exchange Law of Japan.

II. Figures in 'Change' column are comparisons with the same period of the previous year.

III. Diluted net income per share are presented only if there are dilutive factors present.

IV. U.S. dollar amounts are included solely for the convenience of readers. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into U.S. dollars at that or any other rate. The rate of ¥117.47 = U.S.$1 at March 31, 2006 has been used for the purpose of presentation.

<Balance sheets data> (Millions of yen, thousands of U.S. dollars, except for per share data)

	March 31		
	2005	**2006**	**2006**
Total assets	¥1,297,790	**¥1,325,206**	**$11,281,229**
Shareholders' equity	472,870	**474,520**	**4,039,499**
Shareholders' equity ratio (%)	36.4%	**35.8%**	**35.8%**
Shareholders' equity per share	¥2,408.13	**¥2,416.54**	**$20.57**

Overview of the Business Group

The Epson Group's ("Epson") main business segment includes the development, manufacturing and marketing of information-related equipment, electronic devices, precision products, and other products. Research and development and product development are mainly conducted by Seiko Epson Corporation ("the Company"). Production and sales are conducted by the company and its subsidiaries and affiliates, domestic and abroad, under the management of the company's operations divisions.

The following is a brief description of each business segment and the main subsidiaries and affiliates of each business segment.

Information-related equipment business segment:

This segment includes the imaging and information products business, the visual instruments business and others. This segment develops, manufactures and sells mainly printers, 3LCD projectors, and personal computers.

Operations	Main products	Main subsidiaries and affiliates	
		Manufacturing company	Sales company
Imaging and information products	Color inkjet printers, laser printers, dot matrix printers, large format inkjet printers, and related supplies, color image scanners, mini-printers, printers for use in POS systems and others	Tohoku Epson Corporation Orient Watch Co., Ltd. Epson Portland Inc. Epson El Paso, Inc. Epson Telford Ltd. Epson Precision (Hong Kong) Ltd. Singapore Epson Industrial Pte. Ltd. P.T. Indonesia Epson Industry Epson Precision (Philippines), Inc. Tianjin Epson Co.,Ltd.	Epson Sales Japan Corporation Epson America, Inc. Epson (U.K.) Ltd. Epson Deutschland GmbH Epson France S.A. Epson Italia s.p.a. Epson Iberica, S.A. Epson Korea Co., Ltd. Epson (Shanghai) Information Equipment Co., Ltd. Epson Hong Kong Ltd. Epson Taiwan Technology & Trading Ltd. Epson Singapore Pte. Ltd. Epson Australia Pty. Ltd.
Visual instruments	3LCD projectors, HDTV LCD projection televisions, LCD monitors, label writers and others	Epson Precision (Hong Kong) Ltd.	
Others	Personal computers and others	-	Epson Sales Japan Corporation Epson Direct Corporation

Electronic devices business segment:

This segment includes the display business, the semiconductor business, and the quartz device business. This segment develops, manufactures and sells mainly small- and medium-sized LCDs, CMOS LSI, and crystal oscillators.

Operations	Main products	Main subsidiaries and affiliates	
		Manufacturing company	Sales company
Display	Small- and medium-sized LCDs, HTPS-TFT panels for 3LCD projectors and others	SANYO EPSON IMAGING DEVICES CORPORATION Suzhou Epson Co., Ltd. Sanyo Epson Imaging Devices (H.K.) Ltd. Sanyo Epson Imaging Devices (Phils.) Inc.	SANYO EPSON IMAGING DEVICES CORPORATION Epson Electronics America, Inc. Epson Europe Electronics GmbH Epson Hong Kong Ltd. Epson Taiwan Technology & Trading Ltd. Epson Singapore Pte. Ltd.
Semiconductor	CMOS LSI and others	Tohoku Epson Corporation Singapore Epson Industrial Pte. Ltd. Yasu Semiconductor Corporation	
Quartz device	Crystal units, crystal oscillators and others	Epson Toyocom Corporation Orient Watch Co., Ltd. Suzhou Epson Co., Ltd. Epson Toyocom Malaysia Sdn. Bhd. Epson Precision (Philippines), Inc.	

Precision products business segment:

This segment includes the watch business, the optical products business, and the factory automation systems business. This segment develops, manufactures and sells mainly watches, watch movements, plastic corrective lenses, precision industrial robots and others.

Operations	Main products	Main subsidiaries and affiliates	
		Manufacturing company	Sales company
Watch	Watches, Watch movements and others	Epson Precision (Hong Kong) Ltd. Singapore Epson Industrial Pte. Ltd.	Time Tech (Hong Kong) Ltd. Time Module (Hong Kong) Ltd.
Optical products	Plastic corrective lenses and others	Seiko Lens Service Center Corporation	-
Factory automation systems	Precision industrial robots, IC handlers and others	-	Epson America, Inc. Epson Deutschland GmbH

Other business segment:

This segment comprises the businesses of subsidiaries that offer services within Epson, and new businesses still in the start-up phase that are aimed at optimizing current management resources.

The following operations system diagram describes the overview of the business group outlined above.

Customers

[Sales companies]
Epson Sales Japan Corporation
Epson America, Inc.
Epson (U.K.) Ltd.
Epson Deutschland GmbH
Epson France S.A.
Epson Italia s.p.a.
Epson (Shanghai) Information Equipment Co., Ltd.
Epson Hong Kong Ltd.
Epson Taiwan Technology & Trading Ltd.
Epson Singapore Pte. Ltd.

[European regional headquarter]
Epson Europe B.V.

[Sales companies]
Epson Electronics America, Inc.
Epson Europe Electronics GmbH
Epson Hong Kong Ltd.

[Sales/manufacturing companies]
SANYO EPSON IMAGING DEVICES CORPORATION
Epson Toyocom Corporation

[Manufacturing companies]
Suzhou Epson Co., Ltd.
Sanyo Epson Imaging Devices (H.K.) Ltd.

[Sales companies]
Epson America, Inc.
Epson Deutschland GmbH
Time Tech (Hong Kong) Ltd.
Time Module (Hong Kong) Ltd.

Seiko Epson Corporation

[Manufacturing companies]
Orient Watch Co., Ltd

[Manufacturing companies]
Epson El Paso, Inc.
Epson Precision (Hong Kong) Ltd.
Singapore Epson Industrial Pte. Ltd.
P.T. Indonesia Epson Industry
Epson Precision (Philippines), Inc.

[Manufacturing companies]
Singapore Epson Industrial Pte. Ltd.
Epson Precision (Philippines), Inc.
Yasu Semiconductor Corporation

[Manufacturing companies]
Epson Precision (Hong Kong) Ltd.
Singapore Epson Industrial Pte. Ltd.

[Service companies]
Epson Logistics Corporation

Information-related Equipment Business Segment

Electronic Devices Business Segment

Precision Products Business Segment

Other Business Segment

Note: 1. Yasu Semiconductor Corporation and Time Module (Hong Kong) Ltd. are equity method affiliates. All others are consolidated subsidiaries.
2. Epson Toyocom Corporation, a subsidiary of the Company, is listed on the first section of Tokyo Stock Exchange.



Management Policy

1. Management Policy

Epson strives to fulfill its responsibilities as a good corporate citizen on a variety of fronts. These responsibilities include paying close attention to corporate ethics and risk management, improving customer satisfaction and product quality, and managing environmental performance. With "*creativity and challenge*" as the focal point for the Group's collective capabilities, Epson is aiming to further enhance its corporate value.

This commitment is summarized in the following management philosophy:

"Epson is a progressive company, trusted throughout the world
because of our commitment to customer satisfaction,
environmental conservation, individuality, and teamwork.
We are confident of our collective skills and meet challenges
with innovative and creative solutions.

2. Mid- to Long-Range Management Strategy

Epson established a medium- to long-range corporate vision, *SE07*, as a guiding policy for achieving steady growth into the future and fully capitalizing on the Company's core competencies as a leading name in imaging solutions.

"Digital Image Innovation" is the key theme in *SE07*. Accordingly, Epson is concentrating its management resources in high-growth business domains, the so-called "*3i*" imaging fields: imaging on paper (*i1*, printers), imaging on screen (*i2*, projectors), and imaging on glass (*i3*, displays). Epson seeks to further expand each domain by leveraging teamwork and synergies between its finished product and electronic devices businesses, while at the same time creating new markets and businesses by emphasizing teamwork and convergence in the "*3i*" fields.

Epson remains committed to the original direction of *SE07* but is operating in an extremely difficult business environment. The Company is faced with intensifying price competition and shrinking product cycle times. These are largely a result of two factors. One is the escalating competition brought about by advances in digital technology that have lowered barriers to market entry. The other is product and technology maturation, which is making differentiation increasingly difficult. On the other hand, Epson's ability to achieve target costs from the design stage through a design-to-cost approach and its ability to achieve a quick return on investment have not been satisfactory. As a result, Epson has been unable to fully leverage its strengths and respond to changes in the business environment.

Given these conditions, Epson formulated a new mid-range business plan, *Creativity and Challenge 1000*, in March 2006, to initiate a business recovery and restart growth. The mid-range business plan will run for three years, starting in April 2006. It is intended to drive changes in the management structure and in management itself. It also aims to turn business around in the 2006 fiscal year and achieve income growth into fiscal 2008.

Epson is committed to achieving the planned objectives and is developing individual business actions and strategies based on the Epson Group mid-range policies shown below.

Epson Group Mid-Range Business Policies

1. Redefine & reinforce the business and product portfolio
 Reinforce and maintain No. 1 product families and further enhance capabilities in research, technology and product development to drive solid growth in the future.
2. Reorganize the device businesses
 Restructure fixed costs and drastically realign and reinforce operations to achieve a quick recovery in earnings potential.
3. Streamline costs
 Rebuild all businesses and operations around cost, driving home efficiency of all costs.
4. Reform the governance system
 Separate the "corporate management & oversight" and "business execution" responsibilities, speed up execution and the decision making process, and improve overall drive and vitality in order to follow through on Creativity and Challenge 1000 and increase management transparency.
5. Reform the corporate culture
 Everyone must go back to the fundamentals of Epson found in the spirit of "Creativity and challenge," "S&A (Start together and achieve together)" and "One Epson" to radically boost earnings potential and ensure solid future growth.

3. Basic Policy on Profit Allocation

Epson strives for the ongoing enhancement of management efficiency and profitability. These efforts are resulting in the improved cash flows required to fulfill Epson's basic policy of consistently providing a stable payment of dividends. Epson is thus committed to returning profits to shareholders, following a comprehensive analysis of the Company's funding needs in light of future business strategies, as well as its performance and financial outlook.

Epson intends to allocate an internal reserve to capital investment to strengthen its corporate structure, and to invest in research and development for new technologies to strengthen the Company's future management structure.

Following the enactment of changes in Japanese corporate law, companies will have the right to declare quarterly dividends. However, Epson currently has no plans to do so.

4. Matters Relating to the Parent Company, etc.

None applicable

Operating Performance Highlights and Financial Condition

1. Fiscal 2005 Full-Year Overview

Although crude oil prices soared and there were other elements of concern in the 2005 fiscal year (ended March 31, 2006), the global economy steadily recovered on the back of economic growth primarily in China and the United States. Meanwhile, the Japanese economy showed signs of gradual recovery, with an increase in capital spending accompanying improved corporate earnings, and an uptick in personal spending.

Epson's main markets were as follows.

The inkjet printer market remained strong in Japan, the U.S., and Asia, while demand in Europe was sluggish. Last year's trend toward multifunction (all-in-one) inkjet products continued.

In the laser printer market, sales of low-priced color laser models grew. Sales of monochrome units also remained strong.

The projector market grew on heightened demand in the education use, in addition to business presentation use in business segments, and also in home theater segments on continuing demand.

The market for electronic devices used in mobile phones remained firm. The market was buoyed by demand from two major sources. One was demand from consumers in Europe, North America and China who are upgrading to handsets with color displays and built-in cameras. The other was the continued brisk new demand in such emerging markets as Central and South America, India, Russia and Africa. Meanwhile, however, prices for products in the information-related equipment business segment and electronic devices business segment are in unrelenting decline, primarily due to intensified competition in all areas and a shift in demand toward low-priced products.

In the precision products business, the total markets for watches and corrective lenses are not growing, yet an intensified competition and a shift toward the low-price zone are underway. In factory automation systems, sales of IC handlers were driven by solid demand for semiconductors used in finished goods such as personal computers, mobile phones and digital home electronics.

In response to these difficult market conditions and a deterioration in financial performance, Epson established "Creativity and Challenge 1000," a new mid-range business plan designed to initiate a business recovery and restart growth. The Company recorded reorganization costs totaling ¥45,532 million ($387,605 thousand) in the year under review. The charges are associated primarily with a restructuring of fixed costs in the electronic devices business segment in accordance with the mid-range business plan. On October 1, 2005, Epson Toyocom Corporation, a subsidiary formed by merging Epson's quartz device business with the operations of Toyo Communication Equipment Co., Ltd., opened its doors for business.

On the product strategy end, the inkjet printer business launched the *PictureMate Deluxe Viewer Edition* (*Colorio Me E-200* in Japan). Heading into the year-end shopping season, Epson promoted the technologies in its "Epson Color" portfolio and launched inkjet products that boast new features. One such feature is *Epson Easy Photo Fix™*, image editing software that automatically adjusts portrait photos to correct backlighting, color cast and other undesirable artifacts, allowing users to obtain prints with realistic colors every time. Moreover, like last year, Epson once again enhanced its line of all-in-one machines. In home projectors, Epson released the *EMP-TWD1* (*MovieMate 25* in the United States), a portable projector with integrated DVD player and speakers for maximum simplicity and convenience. In HDTV

LCD projection televisions, Epson also rolled out two new true-HDTV models in the Livingstation G series.

The average exchange rates of the yen against the U.S. dollar and of the yen against the euro during the year under review were ¥113.31 and ¥137.86, respectively. This represents a 5% depreciation in the value of the yen against the dollar and a 2% depreciation in the value of the yen against the euro compared to the same period last year.

As a result of the foregoing factors, net sales for the full fiscal year were ¥1,549,568 million ($13,191,181 thousand), up 4.7% from the prior year. Operating income was ¥25,758 million ($219,273 thousand), down 71.7% from the prior year. Loss before income taxes and minority interest was ¥20,047 million ($170,656 thousand), compared to income of ¥73,647 million in the prior year. And net loss was ¥17,917 million ($152,524 thousand), compared to net income of ¥55,689 million in the prior year.

Operating Performance Highlights by Business Segments

A segment-by-segment breakdown of financial results is provided below.

Information-related equipment:

Full-year net sales in the information-related equipment business segment were ¥976,443 million ($8,312,276 thousand), up 3.2% from the prior year, while operating income was ¥45,021 million ($383,256 thousand), down 26.9% from the prior year.

The decline in operating income is attributed primarily to price erosion in inkjet printers, though revenues from products such as dot matrix printers, laser printers and 3LCD projectors grew.

In the imaging and information products business, total revenue grew slightly. Although inkjet printer revenue (including supplies, as in all printer discussions below) was adversely affected by price erosion and by lower volume in single-function printers, revenue benefited from higher unit shipments of all-in-ones (multifunction printers) and a weaker yen. Dot matrix printer and terminal module volume grew. Laser printer prices continued their downward trajectory, while unit shipments increased.

In the visual instruments business, total revenue was sharply higher. Although 3LCD projector revenue was affected by price erosion, business projector unit shipments increased.

Electronic devices:

Full-year net sales in the electronic devices business segment were ¥526,967 million ($4,485,971 thousand), up 9.2% from the prior year, while operating loss was ¥9,759 million ($83,077 thousand), as compared to operating income of ¥38,553 million in the prior year.

The decline in operating income was due to various factors, including lower revenue from HTPS-TFT panels for 3LCD projectors, higher costs accompanying the launch of operations at the *Chitose Plant*, and lower revenue from color STN LCDs for mobile phones, system LSIs and LCD drivers.

In the display business, total revenue increased due to soaring volume in amorphous TFT LCDs and LTPS-TFT LCDs. Total revenue growth in the business was tempered by price erosion in a fiercely competitive market for color STN LCDs and MD-TFD LCDs to mobile phone manufacturers, as well as by price erosion and a decline in demand and volume in HTPS-TFT panels for 3LCD projectors.

In the semiconductor business, total revenue declined sharply, as system LSI and LCD driver prices and unit shipments declined due to fierce competition.

In the quartz device business, revenue was sharply higher as a result of the business merger with Toyo Communication Equipment Co., Ltd., though there was price erosion across all products.

Precision products:

Full-year net sales in the precision products business segment were ¥85,778 million ($730,212 thousand), up 5.7% from the prior year, while operating income was ¥2,351 million ($20,014 thousand), down 3.5% from the prior year.

Net sales grew primarily due to increased demand for IC handlers from a strong semiconductor market and increased volume in corrective lens.

Operating income declined despite increased revenue in the businesses that make up the segment. The decline is attributed primarily to an increase in expenses associated with investment in additional optical device production capacity.

Operating Performance Highlights by Geographic Segments

A region-by-region breakdown of financial results is provided below.

Japan:

Amorphous-silicon TFT LCD, LTPS LCD and inkjet printer revenues grew, while STN LCD and MD-TFD LCD revenues declined. As a result, net sales were ¥1,307,531 million ($11,130,765 thousand), up 5.9% from the prior year, while operating loss was ¥16,327 million ($138,989 thousand) as compared to operating income of ¥42,931 million in the prior year.

The Americas:

Inkjet printer, 3LCD projector and terminal module revenues grew, while system LSI revenue decreased. As a result, net sales were ¥308,897 million ($2,629,582 thousand), up 8.6% from the prior year, while operating income was ¥12,630 million ($107,517 thousand), down 4.0% from the prior year.

Europe:

Laser printer revenue increased, while MD-TFD LCD, inkjet printer and system LSI revenues declined. As a result, net sales were ¥313,686 million ($2,670,350 thousand), down 4.5% from the prior year, while operating income was ¥7,676 million ($65,345 thousand), down 33.4% from the prior year.

Asia / Oceania:

Amorphous-silicon TFT LCD, LTPS LCD and inkjet printer revenues grew. As a result, net sales were ¥839,645 million ($7,147,740 thousand), up 20.3% from the prior year, while operating income was ¥25,425 million ($216,438 thousand), up 26.2% from the prior year.

Cash Flow Performance

Cash inflows from operating activities for the full year were ¥117,497 million ($1,000,230 thousand). Net loss was ¥17,917 million ($152,524 thousand). Depreciation and amortization, principally in the electronic devices business segment, was ¥109,662 million ($933,532 thousand). As for changes to assets and liabilities, notes and accounts receivable decreased by ¥23,987 million ($204,197 thousand), while notes and accounts payable decreased by ¥20,526 million ($174,734 thousand). Inventories increased by ¥1,695 million ($14,429 thousand). Income taxes paid were ¥18,496 million ($157,453 thousand).

Cash outflows from investment activities were ¥95,266 million ($810,982 thousand). Payments for purchases of fixed assets, principally in the electronic devices business, were ¥105,371 million ($897,004 thousand). There was also ¥12,204 million ($103,890 thousand) in revenue accompanying an increase in cash and deposits with the acquistition of a new subsidiary company, Epson Toyocom Corporation.

Cash inflows from financing activities were ¥19,123 million ($162,790 thousand). There was a ¥50,000 million ($425,641 thousand) increase from a new issue of corporate bonds. Short-term loans and long-term loans were reduced by ¥27,015 million ($229,974 thousand) through corporate bond refinancing and repayment at maturity.

As a result of the foregoing factors, year-end cash and cash equivalents was ¥280,114 million ($2,384,558 thousand).

2. Fourth-Quarter Operating Performance

Fourth-quarter net sales grew 2.1% year-on-year, to ¥374,204 million ($3,185,528 thousand). Although net sales were moderated by price erosion in the fiercely competitive markets for MD-TFD LCDs, color STN LCDs for mobile phones, and amorphous-silicon TFT LCDs, growth was enabled primarily by a net increase in sales due to the quartz device business merger with Toyo Communication Equipment Co., Ltd., and by increased unit volume in 3LCD projectors, inkjet printers, and dot matrix printers. Operating income was ¥2,632 million ($22,406 thousand), compared to an operating loss of ¥5,876 million in the year-ago period. Although squeezed by price erosion in color STN LCDs and MD-TFD LCDs for mobile phones, income grew primarily as a result of a strong market and a more profitable model mix in the semiconductor business, improved profitability and unit volume growth in LTPS LCDs, and increased volume in the quartz device business.

Loss before income taxes and minority interest was ¥39,978 million ($340,325 thousand), as compared to a loss of ¥12,100 million in the year-ago period. Net loss was ¥25,848 million ($220,039 thousand), as compared to a loss of ¥4,264 million in the year-ago period. The loss is due to the posting of ¥28,298 million ($240,896 thousand) in reorganization costs associated primarily with a restructuring of fixed costs in the electronic devices business segment.

3. Fiscal 2006 forecast

Although the economic impact of crude oil prices remains a source of uncertainty that will need to be monitored, the global economy is expected to continue to recover and expand. Driving this expansion will be the United States, where growth will be fueled by increases in personal spending and investment, and China, where capital investment will continue to grow at a high rate. A gradually rebounding European economy should contribute to a steady business recovery, as should a sustained economic recovery in Japan, where strength in the corporate sector is spreading to the consumer sector.

The expectations in Epson's core markets are summarized below.

The inkjet printer market is expected to steadily expand, but demand is projected to continue shifting away from single-function printers and toward multifunction printers (all-in-ones) and photo printers. In the laser printer market sales of low-priced color models are expected to expand, especially overseas. The total projector market is expected to grow, but prices will likely continue to slide under the weight of heavy market competition.

The small- and medium-sized color display market is expected to see both strong unit volume growth and steep price erosion. The semiconductor market, meanwhile, is registering signs of a gradual recovery, but prices are expected to further decline in a fiercely competitive marketplace.

Given this environment, Epson projects the situation in each of its three business segments to be as follows. In the information-related equipment business segment, total sales are expected to decline. The decline, which will be primarily due to a strategic reduction in the number of low added value models in Epson's inkjet printer line, will be partially offset by strong dot matrix printer volume and sales growth in markets such as China.

In the electronic devices business segment, total sales are expected to increase. Although sales revenue will suffer downward pressure from severe price erosion in the display business, they are expected to rise chiefly as a result of the quartz device business merger.

In the precision products business segment, sales are expected to increase. The increase will be driven by higher volume in high added value watches and increased sales of factory automation equipment.

The figures in the forecast are based on assumed exchange rates of ¥112 to the U.S. dollar and ¥135 to the euro.

Taking into account the foregoing factors, Epson is forecasting results for the 2006 fiscal year ending March 31, 2007, as follows.

Consolidated Half-Year Results Outlook

	FY2005	**Current Outlook**	Change
Net sales	¥720.2 billion	**¥706.0 billion**	-¥14.2 billion (- 2.0%)
Operating income	¥6.0 billion	**¥2.0 billion**	- ¥4.0 billion (-66.7%)
Income (loss) before income taxes and minority interest	¥7.7 billion	**(¥4.0 billion)**	-¥11.7 billion (-%)
Net loss	(¥1.2 billion)	**(¥11.0 billion)**	- ¥9.8 billion (-%)

Consolidated Full-Year Results Outlook

	FY2005	**Current Outlook**	Change
Net sales	¥1,549.6 billion	**¥1,555.0 billion**	+ ¥5.4 billion (+ 0.4%)
Operating income	¥25.8 billion	**¥40.0 billion**	+¥14.2 billion (+ 55.3%)
Income (loss) before income taxes and minority interest	(¥20.0 billion)	**¥33.0 billion**	+¥53.0 billion (-%)
Net income (loss)	(¥17.9 billion)	**¥14.0 billion**	+¥31.9 billion (-%)

Cautionary Statement

This report includes forward-looking statements that are based on management's view from the information available at the time of the announcement. These statements involve risks and uncertainties. Actual results may be materially different from those discussed in the forward-looking statements. The factors that may affect Epson include, but are not limited to, general economic conditions, the ability of Epson to continue to timely introduce new products and services in markets, consumption trend, competition, technology trend, exchange rate fluctuations.

Consolidated Balance Sheets

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
	2005	**2006**	**2006**
ASSETS			
Current assets:			
Cash and cash equivalents	¥234,904	**¥280,114**	**$2,384,558**
Time deposits	272	**2,363**	**20,116**
Short-term investments	-	**2,000**	**17,026**
Notes and accounts receivable, trade	256,177	**244,770**	**2,083,681**
Inventories	176,656	**192,015**	**1,634,587**
Deferred income taxes	36,849	**34,952**	**297,540**
Other current assets	45,495	**42,865**	**364,902**
Allowance for doubtful accounts	(3,641)	**(3,677)**	**(31,302)**
Total current assets	746,712	**795,402**	**6,771,108**
Property, plant and equipment:			
Buildings and structures	419,780	**450,071**	**3,831,370**
Machinery and equipment	521,113	**568,293**	**4,837,771**
Furniture and fixtures	188,249	**208,944**	**1,778,701**
Land	58,836	**66,874**	**569,286**
Construction in progress	7,633	**6,060**	**51,587**
Other	122	**140**	**1,192**
	1,195,733	**1,300,382**	**11,069,907**
Accumulated depreciation	(754,378)	**(874,264)**	**(7,442,445)**
	441,355	**426,118**	**3,627,462**
Investments and other assets:			
Investment securities	38,444	**47,479**	**404,180**
Investments in affiliates	11,450	**2,331**	**19,843**
Deferred income taxes	6,478	**11,142**	**94,850**
Intangible assets	26,530	**24,287**	**206,751**
Other assets	27,557	**18,901**	**160,900**
Allowance for doubtful accounts	(736)	**(454)**	**(3,865)**
	109,723	**103,686**	**882,659**
Total assets	¥1,297,790	**¥1,325,206**	**$11,281,229**

The accompanying notes are an integral part of these financial statements.

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
	2005	2006	2006
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term borrowings	¥30,236	¥49,804	$423,972
Current portion of long-term debt	104,642	113,731	968,171
Notes and accounts payable, trade	145,036	128,605	1,094,790
Accounts payable, other	119,039	102,341	871,210
Income taxes payable	12,499	12,274	104,486
Deferred income taxes	794	609	5,184
Accrued bonuses	18,587	11,833	100,732
Accrued warranty costs	15,327	17,974	153,009
Accrued litigation and related expenses	-	6,191	52,703
Other current liabilities	58,441	64,009	544,897
Total current liabilities	504,601	507,371	4,319,154
Long-term liabilities:			
Bonds	-	52,700	448,625
Long-term debt	259,919	212,859	1,812,029
Accrued pension and severance costs	14,835	31,397	267,277
Accrued directors' and statutory auditors' retirement allowances	1,921	2,096	17,843
Accrued recycle costs	310	554	4,716
Accrued litigation and related expenses	-	2,349	19,996
Deferred income taxes	9,765	1,143	9,730
Other long-term liabilities	6,912	8,512	72,461
Total long-term liabilities	293,662	311,610	2,652,677
Minority interest in subsidiaries	26,657	31,705	269,899
Shareholders' equity:			
Common stock			
Authorized - 607,458,368 shares, Issued - 196,364,592 shares	53,204	53,204	452,916
Additional paid-in capital	79,501	79,501	676,777
Retained earnings	350,944	327,324	2,786,448
Net unrealized gains on other securities	3,743	10,567	89,955
Translation adjustments	(14,519)	3,929	33,446
Treasury stock, at cost 2005 - 689 shares, 2006 - 1,307 shares	(3)	(5)	(43)
Total shareholders' equity	472,870	474,520	4,039,499
Commitments and contingent liabilities			
Total liabilities and shareholders' equity	¥1,297,790	¥1,325,206	$11,281,229

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Income
Year ended March 31:

	Millions of yen			Thousands of U.S. dollars
	Year ended March 31			Year ended March 31,
	2004	2005	**2006**	**2006**
Net sales	¥1,413,243	¥1,479,750	**¥1,549,568**	**$13,191,181**
Cost of sales	1,013,959	1,070,011	**1,194,781**	**10,170,946**
Gross profit	399,284	409,739	**354,787**	**3,020,235**
Selling, general and administrative expenses:				
Salaries and wages	77,748	76,917	**78,381**	**667,243**
Advertising	30,854	32,522	**31,643**	**269,371**
Sales promotion	31,740	31,556	**31,538**	**268,477**
Research and development costs	41,139	42,903	**44,570**	**379,416**
Provision for doubtful accounts	414	112	**66**	**562**
Other	139,988	134,762	**142,831**	**1,215,893**
	321,883	318,772	**329,029**	**2,800,962**
Operating income	77,401	90,967	**25,758**	**219,273**
Other income:				
Interest and dividend income	1,684	2,457	**3,751**	**31,932**
Net gain on foreign exchange	-	-	**425**	**3,618**
Rental income	1,455	1,531	**1,469**	**12,505**
Gain on change in interest due to business combination	-	-	**12,424**	**105,763**
Other	4,926	4,041	**6,752**	**57,479**
	8,065	8,029	**24,821**	**211,297**
Other expenses:				
Interest expenses	6,478	5,816	**6,730**	**57,291**
Net loss on foreign exchange	500	3,905	**-**	**-**
Loss on disposal of fixed assets	3,711	3,312	**2,331**	**19,844**
Reorganization costs	2,044	4,608	**45,532**	**387,605**
Provision for litigation and related expenses	-	-	**8,540**	**72,699**
Prior pension costs for foreign subsidiaries	-	2,285	**-**	**-**
Other	7,675	5,423	**7,493**	**63,787**
	20,408	25,349	**70,626**	**601,226**
Income (loss) before income taxes and minority interest	65,058	73,647	**(20,047)**	**(170,656)**
Income taxes:				
Current	15,210	21,394	**16,564**	**141,007**
Deferred	11,363	(1,493)	**(7,377)**	**(62,799)**
	26,573	19,901	**9,187**	**78,208**
Income (loss) before minority interest	38,485	53,746	**(29,234)**	**(248,864)**
Minority interest in subsidiaries	454	(1,943)	**(11,317)**	**(96,340)**
Net income (loss)	¥38,031	¥55,689	**(¥17,917)**	**($152,524)**

	Yen			U.S. dollars
Per share:				
Net income (loss)	¥204.70	¥283.60	**(¥91.24)**	**($0.78)**
Cash dividends	¥18.00	¥22.00	**¥29.00**	**$0.25**

The accompanying notes are an integral part of these financial statements.

Three months ended March 31:

	Millions of yen		Thousands of U.S. dollars
	Three months ended March 31		Three months ended March 31,
	2005	**2006**	**2006**
Net sales	¥366,602	**¥374,204**	**$3,185,528**
Cost of sales	287,065	**287,355**	**2,446,199**
Gross profit	79,537	**86,849**	**739,329**
Selling, general and administrative expenses:			
Salaries and wages	19,325	**19,584**	**166,715**
Advertising	8,980	**6,633**	**56,465**
Sales promotion	8,691	**8,006**	**68,154**
Research and development costs	12,096	**11,570**	**98,493**
Provision for doubtful accounts	(93)	**(144)**	**(1,226)**
Other	36,414	**38,568**	**328,322**
	85,413	**84,217**	**716,923**
Operating income (loss)	(5,876)	**2,632**	**22,406**
Other income:			
Interest and dividend income	667	**1,212**	**10,318**
Rental income	443	**374**	**3,184**
Gain on change in interest due to business combination	-	**133**	**1,132**
Other	615	**2,395**	**20,388**
	1,725	**4,114**	**35,022**
Other expenses:			
Interest expenses	1,283	**2,047**	**17,426**
Net loss on foreign exchange	30	**1,862**	**15,851**
Loss on disposal of fixed assets	784	**941**	**8,011**
Reorganization costs	4,608	**28,298**	**240,896**
Provision for litigation and related expenses	-	**8,540**	**72,699**
Other	1,244	**5,036**	**42,870**
	7,949	**46,724**	**397,753**
Loss before income taxes and minority interest	(12,100)	**(39,978)**	**(340,325)**
Income taxes	(5,622)	**(180)**	**(1,532)**
Loss before minority interest	(6,478)	**(39,798)**	**(338,793)**
Minority interest in subsidiaries	(2,214)	**(13,950)**	**(118,754)**
Net loss	(¥4,264)	**(¥25,848)**	**($220,039)**

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Changes in Shareholders' Equity

Year ended March 31:

	Millions of yen							
	Number of shares issued	Common stock	Additional paid-in capital	Retained earnings	Net unrealized gains on other securities	Translation adjustments	Treasury stock, at cost	Total
Balance at March 31, 2003	151,864,592	¥12,531	¥10,259	¥264,874	¥167	(¥6,515)	(¥0)	¥281,316
Net income	-	-	-	38,031	-	-	-	38,031
Issuance of common stock under public offering	44,500,000	40,673	69,242	-	-	-	-	109,915
Cash dividends	-	-	-	(3,134)	-	-	-	(3,134)
Bonuses to directors and statutory auditors	-	-	-	(196)	-	-	-	(196)
Net unrealized gains on other securities	-	-	-	-	2,920	-	-	2,920
Translation adjustments	-	-	-	-	-	(14,484)	-	(14,484)
Changes in treasury stock	-	-	-	-	-	-	(1)	(1)
Balance at March 31, 2004	196,364,592	53,204	79,501	299,575	3,087	(20,999)	(1)	414,367
Net income	-	-	-	55,689	-	-	-	55,689
Cash dividends	-	-	-	(4,320)	-	-	-	(4,320)
Net unrealized gains on other securities	-	-	-	-	656	-	-	656
Translation adjustments	-	-	-	-	-	6,480	-	6,480
Changes in treasury stock	-	-	-	-	-	-	(2)	(2)
Balance at March 31, 2005	196,364,592	53,204	79,501	350,944	3,743	(14,519)	(3)	472,870
Net loss	-	-	-	**(17,917)**	-	-	-	**(17,917)**
Cash dividends	-	-	-	**(5,695)**	-	-	-	**(5,695)**
Decrease due to affiliates excluded under the equity method	-	-	-	**(8)**	-	-	-	**(8)**
Net unrealized gains on other securities	-	-	-	-	**6,824**	-	-	**6,824**
Translation adjustments	-	-	-	-	-	**18,448**	-	**18,448**
Changes in treasury stock	-	-	-	-	-	-	**(2)**	**(2)**
Balance at March 31, 2006	**196,364,592**	**¥53,204**	**¥79,501**	**¥327,324**	**¥10,567**	**¥3,929**	**(¥5)**	**¥474,520**

	Thousands of U.S. dollars						
	Common stock	Additional paid-in capital	Retained earnings	Net unrealized gains on other securities	Translation adjustments	Treasury stock, at cost	Total
Balance at March 31, 2005	$452,916	$676,777	$2,987,520	$31,863	($123,597)	($26)	$4,025,453
Net loss	-	-	**(152,524)**	-	-	-	**(152,524)**
Cash dividends	-	-	**(48,480)**	-	-	-	**(48,480)**
Decrease due to affiliate excluded under the equity method	-	-	**(68)**	-	-	-	**(68)**
Net unrealized gains on other securities	-	-	-	**58,092**	-	-	**58,092**
Translation adjustments	-	-	-	-	**157,043**	-	**157,043**
Changes in treasury stock	-	-	-	-	-	**(17)**	**(17)**
Balance at March 31, 2006	**$452,916**	**$676,777**	**$2,786,448**	**$89,955**	**$33,446**	**($43)**	**$4,039,499**

The accompanying notes are an integral part of these financial statements.

Three months ended March 31:

	Millions of yen							
	Number of shares issued	Common stock	Additional paid-in capital	Retained earnings	Net unrealized gains on other securities	Translation adjustments	Treasury stock, at cost	Total
Balance at December 31, 2004	196,364,592	¥53,204	¥79,501	¥355,208	¥3,477	(¥18,277)	(¥2)	¥473,111
Net loss for the three months ended March 31, 2005	-	-	-	(4,264)	-	-	-	(4,264)
Net unrealized gains on other securities	-	-	-	-	266	-	-	266
Translation adjustments	-	-	-	-	-	3,758	-	3,758
Changes in treasury stock	-	-	-	-	-	-	(1)	(1)
Balance at March 31, 2005	196,364,592	¥53,204	¥79,501	¥350,944	¥3,743	(¥14,519)	(¥3)	¥472,870
Balance at December 31, 2005	196,364,592	¥53,204	¥79,501	¥353,173	¥10,128	¥4,286	(¥4)	¥500,288
Net loss for the three months ended March 31, 2006	-	-	-	**(25,848)**	-	-	-	**(25,848)**
Decrease due to affiliate excluded under the equity method	-	-	-	**(1)**	-	-	-	**(1)**
Net unrealized gains on other securities	-	-	-	-	**439**	-	-	**439**
Translation adjustments	-	-	-	-	-	**(357)**	-	**(357)**
Changes in treasury stock	-	-	-	-	-	-	**(1)**	**(1)**
Balance at March 31, 2006	**196,364,592**	**¥53,204**	**¥79,501**	**¥327,324**	**¥10,567**	**¥3,929**	**(¥5)**	**¥474,520**

	Thousands of U.S. dollars						
	Common stock	Additional paid-in capital	Retained earnings	Net unrealized gains on other securities	Translation adjustments	Treasury stock, at cost	Total
Balance at December 31, 2005	$452,916	$676,777	$3,006,496	$86,218	$36,485	($34)	$4,258,858
Net loss for the three months ended March 31, 2006	-	-	**(220,039)**	-	-	-	**(220,039)**
Decrease due to affiliate excluded under the equity method	-	-	**(9)**	-	-	-	**(9)**
Net unrealized gains on other securities	-	-	-	**3,737**	-	-	**3,737**
Translation adjustments	-	-	-	-	**(3,039)**	-	**(3,039)**
Changes in treasury stock	-	-	-	-	-	**(9)**	**(9)**
Balance at March 31, 2006	**$452,916**	**$676,777**	**$2,786,448**	**$89,955**	**$33,446**	**($43)**	**$4,039,499**

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows
Year ended March 31:

	Millions of yen			Thousands of U.S. dollars
	Year ended March 31			Year ended March 31,
	2004	2005	**2006**	**2006**
Cash flows from operating activities:				
Net income (loss)	¥38,031	¥55,689	**(¥17,917)**	**($152,524)**
Adjustments to reconcile net income (loss) to net cash provided by operating activities -				
Depreciation and amortization	111,018	105,006	**109,662**	**933,532**
Reorganization costs	2,044	4,608	**45,532**	**387,605**
Accrual for net pension and severance costs, less payments	(13,338)	9,188	**9,917**	**84,421**
Net loss on sales and disposal of fixed assets	5,511	3,566	**2,250**	**19,154**
Gain on change in interest due to business combination	-	-	**(12,424)**	**(105,763)**
Equity in net gains under the equity method	(172)	(232)	**(168)**	**(1,430)**
Deferred income taxes	11,363	(1,493)	**(7,377)**	**(62,799)**
Decrease in allowance for doubtful accounts	(261)	(214)	**(537)**	**(4,571)**
Provision for litigation and related expenses	-	-	**8,540**	**72,699**
(Increase) decrease in notes and accounts receivable, trade	6,224	(43,371)	**23,987**	**204,197**
(Increase) decrease in inventories	4,042	(6,063)	**(1,695)**	**(14,429)**
Increase (decrease) in notes and accounts payable, trade	13,247	11,221	**(20,526)**	**(174,734)**
Increase (decrease) in accrued income taxes	(1,826)	5,748	**(1,932)**	**(16,447)**
Other	6,786	18,836	**(19,815)**	**(168,681)**
Net cash provided by operating activities	182,669	162,489	**117,497**	**1,000,230**
Cash flows from investing activities:				
Proceeds from maturities of short-term investments	-	-	**1,000**	**8,513**
Payments for purchases of property, plant and equipment	(65,416)	(92,441)	**(96,099)**	**(818,073)**
Proceeds from sales of property, plant and equipment	4,309	1,978	**1,315**	**11,194**
Payments for purchases of intangible assets	(7,917)	(7,439)	**(9,272)**	**(78,931)**
Payments of long-term prepaid expenses	(441)	(1,009)	**(3,296)**	**(28,058)**
Payments for purchases of subsidiaries' stock	-	-	**(1,034)**	**(8,802)**
Proceeds from business combination, net of payment	-	140	**12,204**	**103,890**
Other	4,136	(625)	**(84)**	**(715)**
Net cash used in investing activities	(65,329)	(99,396)	**(95,266)**	**(810,982)**
Cash flows from financing activities:				
Increase (decrease) in short-term borrowings	(76,076)	(40,577)	**18,471**	**157,240**
Proceeds from long-term debt	92,530	2,000	**66,300**	**564,399**
Repayments of long-term debt	(164,304)	(52,745)	**(111,786)**	**(951,613)**
Proceeds from issuance of bonds	-	-	**50,000**	**425,641**
Issuance of common stock	109,915	-	**-**	**-**
Proceeds from issuance of subsidiaries' stock	-	-	**2,674**	**22,763**
Cash dividends	(3,134)	(4,320)	**(5,694)**	**(48,472)**
Other	151	(731)	**(842)**	**(7,168)**
Net cash provided by (used in) financing activities	(40,918)	(96,373)	**19,123**	**162,790**
Effect of exchange rate fluctuations on cash and cash equivalents	(3,527)	3,001	**3,687**	**31,387**
Net increase (decrease) in cash and cash equivalents	72,895	(30,279)	**45,041**	**383,425**
Cash and cash equivalents at the beginning of the year	192,288	265,183	**234,904**	**1,999,694**
Cash and cash equivalents increased by merger of unconsolidated subsidiaries	-	-	**169**	**1,439**
Cash and cash equivalents at the end of the year	¥265,183	¥234,904	**¥280,114**	**$2,384,558**
Supplemental disclosures of cash flow information:				
Cash received and paid during the year for -				
Interest and dividend received	¥1,681	¥2,594	**¥3,794**	**$32,298**
Interest paid	(¥6,610)	(¥5,854)	**(¥6,678)**	**($56,849)**
Income taxes paid	(¥17,036)	(¥15,646)	**(¥18,496)**	**($157,453)**

The accompanying notes are an integral part of these financial statements.

Three months ended March 31:

	Millions of yen		Thousands of U.S. dollars
	Three months ended March 31		Three months ended March 31,
	2005	**2006**	**2006**
Cash flows from operating activities:			
Net loss	(¥4,264)	**(¥25,848)**	**($220,039)**
Adjustments to reconcile net loss to net cash provided by operating activities -			
Depreciation and amortization	29,081	**28,746**	**244,709**
Reorganization costs	4,608	**28,298**	**240,896**
Accrual for net pension and severance costs, less payments	1,603	**1,611**	**13,714**
Net loss on sales and disposal of fixed assets	758	**1,059**	**9,015**
Gain on change in interest due to business combination	-	**(133)**	**(1,132)**
Equity in net gains under the equity method	(49)	**(27)**	**(230)**
Deferred income taxes	(8,303)	**(12,461)**	**(106,078)**
Decrease in allowance for doubtful accounts	(218)	**(503)**	**(4,282)**
Provision for litigation and related expenses	-	**8,540**	**72,699**
Decrease in notes and accounts receivable, trade	16,389	**69,733**	**593,624**
Decrease in inventories	23,948	**30,300**	**257,938**
Decrease in notes and accounts payable, trade	(26,472)	**(62,539)**	**(532,383)**
Increase in accrued income taxes	448	**9,986**	**85,009**
Other	(1,272)	**(18,783)**	**(159,896)**
Net cash provided by operating activities	36,257	**57,979**	**493,564**
Cash flows from investing activities:			
Payments for purchases of property, plant and equipment	(24,088)	**(21,995)**	**(187,239)**
Proceeds from sales of property, plant and equipment	56	**96**	**817**
Payments for purchases of intangible assets	(1,798)	**(2,318)**	**(19,733)**
Payments of long-term prepaid expenses	(189)	**(2,202)**	**(18,745)**
Other	(52)	**330**	**2,809**
Net cash used in investing activities	(26,071)	**(26,089)**	**(222,091)**
Cash flows from financing activities:			
Decrease in short-term borrowings	(14,496)	**(12,937)**	**(110,130)**
Proceeds from long-term debt	2,000	**26,300**	**223,887**
Repayments of long-term debt	(937)	**(96,711)**	**(823,282)**
Other	(143)	**(142)**	**(1,209)**
Net cash used in financing activities	(13,576)	**(83,490)**	**(710,734)**
Effect of exchange rate fluctuations on cash and cash equivalents	(156)	**(1,007)**	**(8,572)**
Net decrease in cash and cash equivalents	(3,546)	**(52,607)**	**(447,833)**
Cash and cash equivalents at the beginning of the period	238,450	**332,721**	**2,832,391**
Cash and cash equivalents at the end of the period	¥234,904	**¥280,114**	**$2,384,558**
Supplemental disclosures of cash flow information:			
Cash received and paid during the period for -			
Interest and dividend received	¥662	**¥1,240**	**$10,556**
Interest paid	(¥1,518)	**(¥2,317)**	**($19,724)**
Income taxes paid	(¥2,233)	**(¥2,296)**	**($19,545)**

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements

1. Basis of presenting consolidated financial statements:

(1) Background -

Seiko Epson Corporation (the "Company") was originally established as a manufacturer of watches but later expanded its business to provide key devices and solutions for the digital color imaging markets through the application of its proprietary technologies. The Company operates its manufacturing and sales business mainly in Japan, the Americas, Europe and Asia/Oceania.

(2) Basis of presenting consolidated financial statements -

The Company and its subsidiaries in Japan maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in their respective country of domicile.

The accompanying consolidated financial statements of the Company and its consolidated subsidiaries and affiliates (collectively "Epson") are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards, and are compiled from the consolidated financial statements prepared by the Company as required by the Securities and Exchange Law of Japan.

The accompanying consolidated financial statements incorporate certain reclassifications and rearrangements in order to present them in a form that is more familiar to readers outside Japan. In addition, the notes to the consolidated financial statements include information that is not required under generally accepted accounting principles in Japan, but which is provided herein as additional information. However, none of the reclassifications nor rearrangements have a material effect on the financial statements.

2. Summary of significant accounting policies:

(1) Consolidation and investments in affiliates -

The accompanying consolidated financial statements include the accounts of the Company and those of its subsidiaries that are controlled by Epson. Under the effective control approach, all majority-owned companies are to be consolidated. Additionally, companies in which share ownership equals 50% or less may be required to be consolidated in cases where such companies are effectively controlled by other companies through the interests held by a party who has a close relationship with the parent in accordance with Japanese accounting standards. All significant inter-company transactions and accounts and unrealized inter-company profits are eliminated upon consolidation.

Investments in affiliates in which Epson has significant influence are accounted for using the equity method. Consolidated income includes Epson's current equity in net income or loss of affiliates after elimination of unrealized inter-company profits.

The excess/less of the cost over/under the underlying net equity of investments in subsidiaries is recognized as a "consolidation adjustment" included in intangible assets account or in other long-term liabilities account and is amortized on a straight-line basis over a period of five years.

(2) Foreign currency translation and transactions -

Foreign currency transactions are translated using foreign exchange rates prevailing at the respective transaction dates. Receivables and payables in foreign currencies are translated at the foreign exchange rates prevailing at the respective balance sheet dates and the resulting transaction gains or losses are taken into income currently.

All the assets and liabilities of foreign subsidiaries and affiliates are translated at the foreign exchange rates prevailing at the respective balance sheet dates, and all the income and expense accounts are translated at the average foreign exchange rates for the respective periods. Foreign currency financial statement translation differences are recorded in the consolidated balance sheets as a separate component of shareholders' equity and minority interest in subsidiaries.

(3) Cash and cash equivalents -

Cash and cash equivalents included in the consolidated financial statements are composed of cash on hand, bank deposits that may be withdrawn on demand and highly liquid investments purchased with initial maturities of three months or less and which present low risk of fluctuation in value.

(4) Financial instruments -

(a) Investments in debt and equity securities:

Investments in debt and equity securities are classified into three categories: 1) trading securities, 2) held-to-maturity debt securities, and 3) other securities. These categories are treated differently for purposes of measuring and accounting for changes in fair value.

Trading securities held for the purpose of generating profits from changes in market value are recognized at their fair value in the consolidated balance sheets. Unrealized gains and losses are included in current income. Held-to-maturity debt securities are expected to be held to maturity and are recognized at amortized cost computed based on the straight-line method in the consolidated balance sheets. Other securities for which market quotations are available are recognized at fair value in the consolidated balance sheets. Unrealized gains and losses for

these other securities are reported as a separate component of shareholders' equity, net of tax. Other securities for which market quotations are unavailable are stated at cost, primarily based on the moving average cost method. Other than temporary declines in the value of other securities are reflected in current income.

(b) Derivative financial instruments:

Derivative instruments (i.e., forward exchange contracts, interest rate swaps and currency options) are recognized as either assets or liabilities at their respective fair values at the date of contract, and gains and losses arising from changes in fair value are recognized in earnings in the corresponding fiscal period. If certain hedging criteria are met, such gains and losses are deferred and accounted for as assets or liabilities.

For interest rate swaps, if certain hedging criteria are met, interest rate swaps are not recognized at their fair values as an alternative method under Japanese accounting standards. The amounts received or paid for such interest rate swap arrangements are charged or credited to income as incurred.

(c) Allowance for doubtful accounts:

Allowance for doubtful accounts is calculated based on the aggregate amount of estimated credit losses for doubtful receivables plus an amount for receivables other than doubtful receivables calculated using historical write-off experience from certain prior periods.

(5) Inventories -

Inventories are stated at the lower of cost or market value, where cost is primarily determined using the weighted average cost method.

(6) Property, plant and equipment -

Property, plant and equipment, including significant renewals and improvements, are carried at cost less accumulated depreciation. Maintenance and repairs, including minor renewals and improvements, are charged to income as incurred. Depreciation of property, plant and equipment is mainly computed based on the declining-balance method for the Company and its Japanese subsidiaries and on the straight-line method for foreign subsidiaries at rates based on the estimated useful lives. For buildings acquired by the Company and its Japanese subsidiaries on or after April 1, 1998, depreciation is computed based on the straight-line method, which is prescribed by Japanese income tax laws.

The estimated useful lives of depreciable assets principally range from eight to fifty years for buildings and structures and principally range from two to eleven years for machinery and equipment.

(7) Intangible assets -

Amortization of intangible assets is computed using the straight-line method. Amortization of software for internal use is computed using the straight-line method over its estimated useful life, ranging from three to five years.

(8) Impairment of long-lived assets -

On August 9, 2002, the Business Accounting Council of Japan issued new accounting standards entitled "Statement of Opinion on the Establishment of Accounting Standards for Impairment of Fixed Assets". Further, on October 31, 2003, the Accounting Standards Board of Japan issued Financial Accounting Standards Implementation Guidance No. 6 - "Application Guidance on Accounting Standards for Impairment of Fixed Assets". Effective as of March 31, 2004, Epson has elected to early adopt these new accounting standards for impairment of fixed assets.

As a result of adopting the new accounting standards, property, plant and equipment at March 31, 2004 decreased by ¥1,671 million, and income before income taxes and minority interest for the year ended March 31, 2004 decreased by the same amount, as compared with the amount which would have been reported if the previous standards had been applied consistently.

(9) Accrued bonuses -

Accrued bonuses to employees are provided for the estimated amounts which Epson is obligated to pay to employees after the fiscal year-end, based on services provided during the current period.

Accrued bonuses to directors and statutory auditors are provided for the estimated amounts which Epson is obligated to pay to directors and statutory auditors subject to the resolution of general shareholders' meeting subsequent to the fiscal year-end.

(10) Accrued warranty costs -

Epson provides an accrual for estimated future warranty costs based on the historical relationship of warranty costs to net sales. Specific warranty provisions are made for those products where warranty expenses can be specifically estimated.

(11) Accrued litigation and related expenses -

Accrued litigation and related expenses are provided for estimated future compensation payment and litigation expenses.

(12) Income taxes -

The provision for income taxes is computed based on income before income taxes and minority interest in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

The Company adopts the consolidated tax return system for the calculation of income taxes. Under the consolidated tax return system, the Company consolidates all wholly owned domestic subsidiaries based on the Japanese tax regulations.

(13) Pension and severance costs -

The Company and some of its Japanese subsidiaries recognize accrued pension and severance costs to employees based on the actuarial valuation of projected benefit obligation and plan assets at fair value. Other Japanese subsidiaries above recognize accrued pension and severance costs to employees based on the voluntary retirement benefit payable at the year end.

Pension benefits are determined based on years of service, basic rates of pay and conditions under which the termination occurs, and are payable at the option of the retiring employee either in a lump-sum amount or as an annuity. Contributions to the plans are funded through several financial institutions in accordance with the applicable laws and regulations.

Unrecognized prior service costs are amortized based on the straight-line method over a period of five years beginning at the date of adoption of the plan amendment. Actuarial gains and losses are amortized based on the straight-line method over a period of five years starting from the beginning of the subsequent year.

Most of the Company's foreign subsidiaries have various retirement plans, which are primarily defined contribution plans, covering substantially all of their employees. Epson's funding policy for these defined contribution plans is to contribute annually an amount equal to a certain percentage of the participants' annual salaries.

With respect to the Company's directors and statutory auditors, who are not covered by the benefit plans for employees described above, provision is made for retirement benefits based on internal rules regarding directors' and statutory auditors' retirement benefits. In accordance with the Commercial Code of Japan, payments of retirement benefits for directors and statutory auditors are subject to approval by a resolution at the Company's shareholders' meeting.

(14) Accrued recycle costs -

At the time of sale, accrued recycle costs are provided for estimated future returns of consumer personal computers.

(15) Revenue recognition -

Revenue from sale of goods is recognized at the time when goods are shipped. Revenue from services is recognized when services are rendered and accepted by customers.

(16) Research and development costs -

Research and development costs are expensed as incurred.

(17) Leases -

Epson leases certain office space, machinery and equipment and computer equipment from third parties.

Under Japanese accounting standards, capital leases, other than those under which ownership of the assets will be transferred to the lessee at the end of the lease term, are allowed to be accounted for as operating leases with footnote disclosure of the estimated acquisition cost, estimated accumulated depreciation and future estimated lease payments.

Epson has recorded substantially all leases as operating leases in the manner described in the preceding paragraph.

(18) Net income per share -

Net income per share is computed based on the weighted average number of common shares outstanding during each fiscal period.

(19) Appropriations of retained earnings -

Appropriations of retained earnings reflected in the accompanying consolidated financial statements have been recorded after approval by the shareholders as required under the Commercial Code of Japan. In addition to year-end dividends, the board of directors may declare interim cash dividends by resolution to the shareholders of record as of September 30 of each year.

(20) Reclassifications -

Certain prior year amounts have been reclassified to conform to the presentations for the year ended March 31, 2006.

3. U.S. dollar amounts:

U.S. dollar amounts presented in the accompanying consolidated financial statements and in these notes are included solely for the convenience of readers and are not audited. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into U.S. dollars at that or any other rate. As the amounts shown in U.S. dollars are for convenience only, a rate of ¥117.47 = U.S.$1, the rate of exchange prevailing at March 31, 2006, has been used.

4. Acquisitions:

(1) Business combination with SANYO Electric Co., Ltd. -

On October 1, 2004, the Company and SANYO Electric Co., Ltd. ("SANYO"), including its subsidiaries Tottori SANYO Electric Co., Ltd. and SANYO LCD Engineering Co., Ltd. transferred their liquid crystal businesses to a joint venture company called SANYO EPSON IMAGING DEVICES CORPORATION ("SANYO EPSON"). The paid-in capital of SANYO EPSON was ¥15,000 million and it is owned 55% and 45% by the Company and by SANYO, respectively. SANYO EPSON is a consolidated subsidiary of Seiko Epson Corporation.

Epson transferred its D-TFD LCD and STN LCD businesses. SANYO and its subsidiaries ("SANYO Group") transferred its LTPS-TFT LCD and Amorphous-silicon TFT LCD businesses. The HTPS-TFT LCD business and Organic Light-Emitting displays LCD business of Epson, and Organic Light-Emitting displays LCD business of SANYO Group was not transferred to SANYO EPSON.

Upon acquisition, net cash proceeds of ¥140 million represented cash and cash equivalents of ¥340 million held by the SANYO Group at the date of the integration, offset by the cash consideration of ¥200 million for the integration. Net cash proceeds from acquisition of ¥140 million was included in cash flows from investing activities in the consolidated statements of cash flows for the year ended March 31, 2005.

The composition of the assets and liabilities acquired from the SANYO Group in the year ended March 31, 2005 was as follows:

	Millions of yen
	Year ended March 31, 2005
Current assets	¥17,004
Fixed assets	40,930
Short-term borrowings	(10,365)
Current portion of long-term debt	(5,022)
Current liabilities	(1,618)
Long-term debt	(16,040)
Long-term liabilities	(2,759)
Consolidation adjustment	5,115
Minority interest in subsidiaries	(27,045)
Consideration for acquisition	¥200

(2) Business combination with Toyo Communication Equipment Co., Ltd. -

On October 1, 2005, the Company and Toyo Communication Equipment Co., Ltd. ("Toyo") combined their respective quartz device businesses and commenced operation as the succeeding company, Epson Toyocom Corporation ("Epson Toyocom"). Under business merger agreement and corporate split agreement, the Company split-off its quartz device business (excluding optical devices) and contributed these assets to Epson Toyocom.

The Company acquired 99,000,000 shares of common stock and 20,000,000 shares of subordinate common stock with voting rights issued by Epson Toyocom as a result of the business split and business merger transactions. As a result, Epson Toyocom is owned 67.9% by the Company (without considering dilutive shares). Epson Toyocom is a consolidated subsidiary of the Company.

The composition of the assets and liabilities acquired from the Toyo Group in the year ended March 31, 2006 was as follows:

	Millions of yen	Thousands of U.S. dollars
	Year ended March 31, 2006	Year ended March 31, 2006
Current assets	¥32,128	$273,500
Fixed assets	31,224	265,804
Short-term borrowings	(100)	(851)
Current portion of long-term debt	(7,144)	(60,816)
Current liabilities	(8,773)	(74,683)
Bonds	(5,400)	(45,969)
Long-term debt	(273)	(2,324)
Long-term liabilities	(8,402)	(71,525)
Consolidation adjustment	(6,840)	(58,228)
Minority interest in subsidiaries	(13,996)	(119,145)
Change in interest due to business combination	(12,424)	(105,763)
Cash and cash equivalents held by the Toyo Group	12,204	103,890
Proceeds from business combination, net of payment	¥12,204	$103,890

5. Inventories:

Losses recognized and charged to cost of sales as a result of valuation at the lower of cost or market value at March 31, 2005 and 2006 were ¥12,845 million and ¥14,383 million ($122,440 thousand), respectively.

6. Investments in debt and equity securities:

Epson's management determined that all investments in debt and equity securities were either held-to-maturity debt securities or other securities.

Net unrealized gains, net of tax, on securities categorized as other securities of ¥3,743 million and ¥10,567 million ($89,955 thousand) as at March 31, 2005 and 2006, respectively, were recorded as a component of shareholders' equity. A related deferred income tax liability thereon of ¥1,384 million and ¥5,908 million ($50,293 thousand) was recorded against deferred income tax assets relating to other temporary differences as at March 31, 2005 and 2006, respectively.

The aggregate cost and market value (carrying value) of other securities with market values, which were included in investment securities account at March 31, 2005 and 2006 were as follows:

	Millions of yen			
	March 31, 2005			
		Gross unrealized		
	Cost	Gains	Losses	Market value (carrying value)
Equity securities	¥10,670	¥5,184	(¥70)	¥15,784
Debt securities	52	3	(-)	55
Other	175	-	(-)	175
Total	¥10,897	¥5,187	(¥70)	¥16,014

	Millions of yen			
	March 31, 2006			
		Gross unrealized		
	Cost	Gains	Losses	Market value (carrying value)
Equity securities	¥11,044	¥16,726	(¥22)	¥27,748
Debt securities	53	1	(-)	54
Other	222	-	(-)	222
Total	¥11,319	¥16,727	(¥22)	¥28,024

	Thousands of U.S. dollars			
	March 31, 2006			
		Gross unrealized		
	Cost	Gains	Losses	Market value (carrying value)
Equity securities	$94,015	$142,385	($187)	$236,213
Debt securities	451	9	(-)	460
Other	1,890	-	(-)	1,890
Total	$96,356	$142,394	($187)	$238,563

The carrying amount of unlisted equity securities, unlisted debt securities and unlisted other securities, which were included in investment securities account at March 31, 2005 and 2006 were as follows:

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
Unlisted securities	2005	2006	2006
Equity securities	¥19,505	¥19,328	$164,536
Debt securities	2,700	-	-
Other	225	127	1,081
Total	¥22,430	¥19,455	$165,617

The carrying amount of held-to-maturity debt securities, which were included in cash and cash equivalents account and short-term investments account at March 31, 2005 and 2006 were disclosed as follows:

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
Held-to-maturity debt securities	2005	2006	2006
Commercial paper	¥-	¥39,984	$340,376
Unlisted debt securities	-	2,000	17,026
Total	¥-	¥41,984	$357,402

For the year ended March 31, 2006, other-than-temporary impairments of securities with an aggregate market value of ¥4 million ($34 thousand) were charged to current income. For the years ended March 31, 2004 and 2005, there were no other-than-temporary impairments of securities. Impairments are principally recorded in cases where the fair value of other securities with determinable market values has declined in excess of 30% of cost. Those securities are written down to the fair value and the resulting losses are included in current income for the period.

7. Intangible assets:

A consolidation adjustment account, representing the excess of cost over net equity of investments in subsidiaries as at March 31, 2005, included in intangible assets account, was ¥4,619 million. A consolidation adjustment account, representing the less of cost under net equity of investments in subsidiaries as at March 31, 2006, included in other long-term liabilities account, was ¥3,968 million ($33,779 thousand).

8. Derivative financial instruments:

Epson enters into forward exchange contracts, currency options and interest rate swaps. Forward exchange contracts and currency options are utilized to hedge currency risk exposures. Interest rate swaps are utilized to hedge against possible future changes in interest rates on borrowings. Epson uses derivative instruments only for hedging purposes and not for purposes of trading or speculation.

Epson management believes that credit risk relating to derivative instruments that Epson uses is relatively low since all of its counterparties to the derivative instruments are creditworthy financial institutions.

Forward exchange transactions are approved by the Company's Forward Exchange Committee (composed of representatives of Epson management) and executed based on authorization of the general manager of Epson in charge of the finance function in accordance with internal rules and policies developed regarding derivative transaction management.

Interest rate swap transactions are approved and executed based on authorization of the director of Epson in charge of the finance function based on the above-mentioned internal rules and policies. Execution and management of transactions are done by the responsible section in financial department and reported to the general manager.

The table below lists contract amounts and fair values of derivatives as at March 31, 2005 and 2006 by transactions and type of instrument, excluding derivatives eligible for hedge accounting.

	Millions of yen		
	March 31, 2005		
Instruments	Contract amounts	Fair values	Unrealized gains (losses)
Forward exchange contracts:			
Sold -			
U.S. dollar (purchased Japanese yen)	¥7,017	¥7,225	(¥208)
Euro (purchased Japanese yen)	26,438	26,705	(267)
Sterling pound (purchased Japanese yen)	1,029	1,045	(16)
Australian dollar (purchased Japanese yen)	1,730	1,787	(57)
Thai baht (purchased U.S. dollar)	171	167	4
Japanese yen (purchased Euro)	301	301	0
U.S. dollar (purchased Euro)	642	643	(1)
Polish zloty (purchased Euro)	168	170	(2)
Purchased -			
U.S. dollar (sold Japanese yen)	87	89	2
Euro (sold Japanese yen)	31	31	(0)
U.S. dollar (sold Korean won)	546	539	(7)
U.S. dollar (sold Taiwan dollar)	556	533	(23)
Total unrealized losses from forward exchange contracts			(¥575)

There were no interest rate swap transactions outstanding at March 31, 2005 other than derivatives eligible for hedge accounting.

Instruments	Millions of yen March 31, 2006 Contract amounts	Fair values	Unrealized gains (losses)
Forward exchange contracts:			
Sold -			
U.S. dollar (purchased Japanese yen)	¥7,791	¥7,873	(¥82)
Euro (purchased Japanese yen)	15,928	16,515	(587)
Sterling pound (purchased Japanese yen)	971	980	(9)
Australian dollar (purchased Japanese yen)	1,070	1,053	17
Thai baht (purchased U.S. dollar)	195	194	1
Philippine peso (purchased U.S. dollar)	114	115	(1)
Japanese yen (purchased Euro)	707	702	5
U.S. dollar (purchased Euro)	919	921	(2)
Polish zloty (purchased Euro)	144	145	(1)
U.S. dollar (purchased Sterling pound)	649	649	0
Purchased -			
U.S. dollar (sold Japanese yen)	746	741	(5)
Euro (sold Japanese yen)	134	135	1
Sterling pound (sold Euro)	369	369	0
U.S. dollar (sold Taiwan dollar)	467	469	2
Total unrealized losses from forward exchange contracts			(¥661)

There were no interest rate swap transactions outstanding at March 31, 2006 other than derivatives eligible for hedge accounting.

Instruments	Thousands of U.S. dollars March 31, 2006 Contract amounts	Fair values	Unrealized gains (losses)
Forward exchange contracts:			
Sold -			
U.S. dollar (purchased Japanese yen)	$66,323	$67,021	($698)
Euro (purchased Japanese yen)	135,592	140,589	(4,997)
Sterling pound (purchased Japanese yen)	8,266	8,343	(77)
Australian dollar (purchased Japanese yen)	9,109	8,964	145
Thai baht (purchased U.S. dollar)	1,660	1,651	9
Philippine peso (purchased U.S. dollar)	970	979	(9)
Japanese yen (purchased Euro)	6,019	5,976	43
U.S. dollar (purchased Euro)	7,823	7,840	(17)
Polish zloty (purchased Euro)	1,226	1,235	(9)
U.S. dollar (purchased Sterling pound)	5,525	5,525	0
Purchased -			
U.S. dollar (sold Japanese yen)	6,351	6,308	(43)
Euro (sold Japanese yen)	1,140	1,149	9
Sterling pound (sold Euro)	3,141	3,141	0
U.S. dollar (sold Taiwan dollar)	3,975	3,992	17
Total unrealized losses from forward exchange contracts			($5,627)

There were no interest rate swap transactions outstanding at March 31, 2006 other than derivatives eligible

for hedge accounting.

These forward exchange contracts were entered into for hedging purposes. Unrealized gains and losses from these contracts are recognized in earnings. Forward exchange contracts assigned individually to monetary items denominated in foreign currencies are excluded from the above table.

9. Credit agreements:

In the year ended March 31, 2006, the Company entered into line of credit agreements with eleven banks for an aggregate maximum amount of ¥80,000 million ($681,025 thousand). As at March 31, 2006, there were unused credit lines of ¥80,000 million ($681,025 thousand) outstanding and available.

10. Pension and severance costs:

The Company and its Japanese subsidiaries maintain corporate defined benefit pension plans and defined contribution pension plans covering substantially all of their employees.

To supplement the corporate defined benefit pension plan, some of Japanese subsidiaries maintain tax qualified pension plans which are non-contributory defined benefit pension plans. These companies contribute amounts required to maintain sufficient plan assets to provide for accrued benefits, subject to limitations on expense deductibility under Japanese income tax laws.

The funded status of retirement benefit obligations at March 31, 2005 and 2006 were as follows:

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
	2005	2006	2006
Projected benefit obligations	¥176,371	¥202,922	$1,727,437
Plan assets at fair value	159,769	191,883	1,633,464
Unfunded status	16,602	11,039	93,973
Unrecognized items:			
Prior service cost reduction from plan amendment	10,173	7,441	63,344
Actuarial gains (losses)	(19,401)	7,208	61,360
Accrued pension and severance costs - net	7,374	25,688	218,677
Prepaid pension cost	7,461	5,709	48,600
Accrued pension and severance costs	¥14,835	¥31,397	$267,277

The composition of net pension and severance costs for the years ended March 31, 2004, 2005 and 2006 were as follows:

	Millions of yen			Thousands of U.S. dollars
	Year ended March 31			Year ended March 31,
	2004	2005	2006	2006
Service cost	¥9,352	¥7,397	¥7,889	$67,158
Interest cost	5,608	4,355	4,862	41,389
Expected return on plan assets	(5,055)	(4,728)	(5,079)	(43,237)
Amortization and expenses:				
Prior service costs	(529)	(2,752)	(2,733)	(23,265)
Actuarial losses	9,537	8,849	8,382	71,354
Net pension and severance costs	18,913	13,121	13,321	113,399
Contribution to defined contribution pension plan	-	2,067	2,976	25,334
	¥18,913	¥15,188	¥16,297	$138,733

The assumptions used for the actuarial computation of the retirement benefit obligations for the years ended March 31, 2004, 2005 and 2006 were as follows:

	Year ended March 31		
	2004	2005	2006
Discount rate	2.5%	2.5%	2.5%
Long-term rate of return on plan assets	3.5	3.0	3.0

The Company and one consolidated subsidiary changed approximately half of its tax qualified defined benefit plans to new tax qualified defined contribution plans and the remaining half from tax qualified defined benefit plans to new tax qualified corporate defined benefit plans effective from the year beginning April 1, 2004. As a result of this transfer, gain on transition of retirement benefit plan of ¥207 million was recorded in other income for the year ended March 31, 2005 in accordance with "Accounting for Transition of Retirement Benefit Plans" ("Financial Accounting Standards Implementation Guidance No.1" issued by Accounting Standards Board of Japan).

The Company had entered into a retirement benefit trust agreement with an outside trust company and contributed certain marketable securities to the employee retirement benefit trust. In December 2004, the Company canceled the retirement benefit trust agreement and trusted marketable securities of ¥6,625 million were returned to the Company. As a result, prepaid pension cost at March 31, 2005 decreased. Loss on return of trusted marketable securities of ¥328 million was recorded in other expenses for the year ended March 31, 2005.

Additional severance costs of ¥2,285 million, which related to specific prior pension costs for foreign subsidiaries, were recorded in the consolidated statements of income for the year ended March 31, 2005.

11. Shareholders' equity:

The Company's retained earnings consists of unappropriated retained earnings and legal reserves required by the Commercial Code of Japan. The retained earnings accumulated by the Company are initially recorded as unappropriated retained earnings and later transferred to legal reserve upon approval at the shareholders' meeting.

Under the Commercial Code of Japan, the Company is permitted to transfer to retained earnings the portion of statutory reserve (additional paid-in capital and legal reserve) in excess of 25% of common stock upon approval at the shareholders' meeting. Any transferred portions will be available for dividend distribution. The Company does not currently make such transfers.

Under the Commercial Code of Japan, the appropriation of retained earnings for a fiscal year is made by resolution of shareholders at a general meeting to be held within three months after the balance sheet date, and accordingly such appropriations are recorded at the time of resolution. The Company may pay interim dividends by resolution of the board of directors once during each fiscal year in accordance with the Commercial Code of Japan and the Company's Articles of Incorporation.

The amounts of year-end cash dividend per share and interim cash dividend per share, which the Company paid to the shareholders of record as at the respective period-ends for the years ended March 31, 2004, 2005 and 2006, were as follows:

	Yen			U.S. dollars
	Year ended March 31			Year ended March 31,
Cash dividend per share	2004	2005	2006	2006
Year-end	¥9.00	¥9.00	¥13.00	$0.11
Interim	9.00	13.00	16.00	0.14
Total	¥18.00	¥22.00	¥29.00	$0.25

The proposed appropriation of retained earnings of the Company for the year ended March 31, 2006 approved at the general shareholders' meeting, which will be held on June 23, 2006, is as follows:

	Millions of yen	Thousands of U.S. dollars
Cash dividends at ¥16 per share	¥3,142	$26,747

The Company's common stock was listed on the First Section of the Tokyo Stock Exchange on June 24, 2003. As a result of the listing, 44,500,000 shares of common stock were issued by the Company with the aggregate net proceeds of ¥109,915 million. Of the 44,500,000 shares, 28,305,500 shares of common stock were offered in Japan and 16,194,500 were offered outside of Japan in an international offering. As

a result of this issuance, common stock and additional paid-in capital increased ¥40,673 million and ¥69,242 million, respectively.

12. Net income (loss) per share:

Calculation of net income (loss) per share for the years ended March 31, 2004, 2005 and 2006 were as follows:

	Millions of yen			Thousands of U.S. dollars
	Year ended March 31			Year ended March 31,
	2004	2005	2006	2006
Net income (loss) attributable to common shares	¥38,031	¥55,689	(¥17,917)	($152,524)
Weighted average number of common shares outstanding:				
-Basic	185,782,470	196,364,103	196,363,643	
-Diluted	185,937,667	-	-	
	Yen			U.S. dollars
Net income (loss) per share:				
-Basic	¥204.70	¥283.60	(¥91.24)	($0.78)
-Diluted	¥204.53	¥-	¥-	$-

Epson had no dilutive potential common shares, such as convertible debt or warrants, outstanding for the year ended March 31, 2005. The potential common shares upon conversion of convertible bonds with anti-dilutive effect was excluded from the computation of net loss per share for the year ended March 31, 2006.

13. Income taxes:

Epson is subject to a number of different income taxes which, in the aggregate, resulted in a statutory income tax rate in Japan of approximately 43.6 % for the year ended March 31, 2004 and approximately 40.4 % for each of the years ended March 31, 2005 and 2006.

The significant components of deferred tax assets and liabilities at March 31, 2005 and 2006 were as follows:

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
	2005	2006	2006
Deferred tax assets:			
Property, plant and equipment and intangible assets	¥15,629	¥25,573	$217,698
Net operating tax loss carry-forwards	4,255	22,307	189,895
Accrued pension and severance costs	1,815	9,378	79,833
Inter-company profits on inventories and write downs	14,048	8,219	69,967
Devaluation of investment securities	5,467	5,940	50,566
Accrued warranty costs	4,856	5,663	48,208
Accrued bonuses	6,718	4,038	34,375
Accrued litigation and related expenses	-	3,453	29,395
Others	15,374	24,159	205,661
Gross deferred tax assets	68,162	108,730	925,598
Less: valuation allowance	(10,897)	(26,648)	(226,849)
Total deferred tax assets	57,265	82,082	698,749
Deferred tax liabilities:			
Undistributed earnings of overseas subsidiaries and affiliates	(18,799)	(25,284)	(215,238)
Net unrealized gains on other securities	(1,384)	(5,908)	(50,293)
Reserve for special depreciation for tax purpose	(3,807)	(3,383)	(28,799)
Net unrealized gains on land held by a subsidiary	(-)	(2,613)	(22,244)
Others	(507)	(552)	(4,699)
Gross deferred tax liabilities	(24,497)	(37,740)	(321,273)
Net deferred tax assets	¥32,768	¥44,342	$377,476

The valuation allowance was established mainly against deferred tax assets on future tax-deductible temporary differences and operating tax loss carry-forwards of certain subsidiaries as it is more likely than not that these deferred tax assets will not be realized within the foreseeable future. The net change in the total valuation allowance for the year ended March 31, 2006 was an increase of ¥15,751 million ($134,085 thousand).

Epson has provided for deferred income taxes on all undistributed earnings of overseas subsidiaries and affiliates.

The differences between Epson's statutory income tax rate and the income tax rate reflected in the consolidated statements of income were reconciled as follows:

	Year ended March 31		
	2004	2005	2006
Statutory income tax rate	43.6%	40.4%	40.4%
Reconciliation:			
Changes in valuation allowance	(5.2)	(0.6)	(95.8)
Gain on change in interest due to business combination	-	-	24.8
Unrecognized tax benefit for inter-company profit elimination	-	-	(20.1)
Tax for the prior period	-	-	4.4
Tax credits	-	(6.9)	-
Recognized tax benefit for inter-company profit elimination	-	(3.6)	-
Entertainment expenses, etc. permanently non-tax deductible	1.6	(0.1)	-
Change in income tax rate	0.9	-	-
Others	0.0	(2.2)	0.5
Income tax rate per statements of income	40.9%	27.0%	(45.8%)

Under the consolidated tax return system, a temporary 2.0% surtax was assessed on consolidated taxable income for the year ended March 31, 2004. For fiscal year beginning April 1, 2004, the 2.0% surtax was not assessed on consolidated taxable income. Therefore, the aggregated statutory income tax rate for Epson was 40.4% for the years ended March 31, 2005 and 2006.

14. Research and development costs:

Research and development costs, which are included in cost of sales and selling, general and administrative expenses, totaled ¥90,485 million, ¥89,042 million and ¥92,939 million ($791,172 thousand) for the years ended March 31, 2004, 2005 and 2006, respectively.

15. Reorganization costs:

The reorganization costs for the year ended March 31, 2006 mainly represent a consolidation and integration of production sites and a reorganization of production lines accompanying structural reforms.

The reorganization costs for the year ended March 31, 2005 mainly represent costs associated with revamping the product mix accompanying a restructuring of the domestic display business.

The reorganization costs for the year ended March 31, 2004 mainly represent reorganization for certain overseas manufacturing plants in the display business.

16. Impairment losses:

For the year ended March 31, 2006, Epson recorded reorganization costs and impairment losses for the LCD production equipment, semiconductor production equipment, and other equipment. Epson's business assets generally are grouped by business segment under the company's management accounting

system, and their cash flows are continuously monitored. Idle assets are separately assessed for impairment on the individual asset level. An impairment tests were performed for both types of asset. The net book value of a business assets were reduced to its recoverable amount when there were substantial deterioration in the asset's future earning potential due to adverse changes in the marketplace resulting in lower product prices or due to change in utilization plan. The carrying value of idle assets were reduced to its recoverable amount when its net selling prices were substantially lower than their carrying values.

The reductions in value of ¥34,303 million ($292,015 thousand) were recognized as reorganization costs in other expenses account. The reductions comprised mainly ¥14,914 million ($126,960 thousand) for buildings and structures, ¥10,090 million ($85,894 thousand) for machinery and equipment, ¥1,301 million ($11,075 thousand) for furniture and fixtures, ¥542 million ($4,614 thousand) for intangible assets, and ¥7,102 million ($60,458 thousand) for long-term prepaid expenses.

The recoverable amounts of impaired business assets were calculated on the basis of the asset's value in use. The recoverable amount of idle assets were determined using its net selling price, which were assessed on the basis of reasonable estimates. The values in use were calculated by applying a 5.5% discount rate to the asset's expected future cash flows.

Impairment losses, which are included in other expenses account, were ¥1,671million, ¥988 million and ¥1,951 million ($16,608 thousand) for the years ended March 31, 2004, 2005 and 2006, respectively.

17. Cash flow information:

Cash and cash equivalents at March 31, 2005 and 2006 were composed of the following:

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
	2005	2006	2006
Cash and deposits	¥235,597	¥233,087	$1,984,226
Short-term investments	-	41,984	357,402
Short-term loans receivables	-	10,000	85,128
Sub-total	235,597	285,071	2,426,756
Less:			
Short-term borrowings (overdrafts)	(421)	(594)	(5,056)
Time deposits due over three months	(272)	(2,363)	(20,116)
Short-term investments due over three months	-	(2,000)	(17,026)
Cash and cash equivalents	¥234,904	¥280,114	$2,384,558

The Company obtained marketable securities, which fair value was ¥10,003 million ($85,154 thousand) at March 31, 2006, as deposit for the short-term loans receivables above.

18. Leases:

As described in Note 2 (17), Epson, as a lessee, charges periodic capital lease payments to expense when paid. Such payments for the years ended March 31, 2004, 2005 and 2006 amounted to ¥3,211 million, ¥10,369 million and ¥17,639 million ($150,157 thousand), respectively.

If capital leases that do not transfer the ownership of the assets to the lessee at the end of the lease term were capitalized, the capital lease assets at March 31, 2005 and 2006 would have been as follows:

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
	2005	2006	2006
Acquisition cost:			
Machinery and equipment	¥79,822	¥78,183	$665,557
Furniture and fixtures	4,394	3,375	28,731
Intangible assets	851	592	5,039
	85,067	82,150	699,327
Less:			
Accumulated depreciation	(38,114)	(50,302)	(428,211)
Accumulated impairment loss	(1,184)	(821)	(6,989)
	(39,298)	(51,123)	(435,200)
Net book value	¥45,769	¥31,027	$264,127

Amounts appearing in the table above include leased property acquired from the SANYO Group in connection with the creation of SANYO EPSON. The acquisition cost, less accumulated depreciation and net book value transferred from the SANYO Group as capital leases that do not transfer the ownership of the assets to the lessee at the end of the lease term at October 1, 2004, were as follows:

	Millions of yen
Acquisition cost:	
Machinery and equipment	¥76,744
Furniture and fixtures	1,196
	77,940
Less: accumulated depreciation	(28,498)
Net book value	¥49,442

Depreciation expenses for these leased assets for the years ended March 31, 2004, 2005 and 2006 would have been ¥2,997 million, ¥9,435 million and ¥15,965 million ($135,907 thousand), respectively, if they were computed in accordance with the straight-line method over the periods of these capital leases, assuming no residual value.

Interest expense for these capital leases for the years ended March 31, 2004, 2005 and 2006 would have been ¥97 million, ¥982 million and ¥1,470 million ($12,514 thousand), respectively.

Epson has recognized an impairment loss for future lease payments of impaired capital lease assets at SANYO EPSON, which was recorded in reorganization costs in accordance with Japanese accounting standards. The amount was ¥1,184 million and ¥317 million ($2,699 thousand) for the years ended March 31, 2005 and 2006, respectively. For the year ended March 31, 2004, there was no impairment losses for capital leases.

Future lease payments for capital leases at March 31, 2005 and 2006 were as follows:

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
Future lease payments	2005	2006	2006
Due within one year	¥16,003	¥15,332	$130,518
Due after one year	32,638	18,033	153,512
Total	¥48,641	¥33,365	$284,030

Amounts appearing in the table above include amounts to be paid on capital leases which have accrued impairment losses amounting to ¥1,184 million and ¥565 million ($4,810 thousand) as of March 31, 2005 and 2006, respectively. Lease payments for impaired capital lease assets in the year ended March 31, 2006 were ¥472 million ($4,018 thousand).

Future lease payments for non-cancelable operating leases as a lessee at March 31, 2005 and 2006 were as follows:

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
Future lease payments	2005	2006	2006
Due within one year	¥3,228	¥4,482	$38,154
Due after one year	9,205	12,129	103,252
Total	¥12,433	¥16,611	$141,406

In addition, future lease receipts for non-cancelable operating leases as a lessor at March 31, 2005 and 2006 were as follows:

Future lease receipts	Millions of yen March 31 2005	2006	Thousands of U.S. dollars March 31, 2006
Due within one year	¥319	¥315	$2,681
Due after one year	1,824	1,505	12,812
Total	¥2,143	¥1,820	$15,493

19. Commitments and contingent liabilities:

Contingent liabilities for guarantee of employees' housing loans from banks at March 31, 2005 and 2006 were ¥2,849 million and ¥2,920 million ($24,857 thousand), respectively. Furthermore, the amount of discounted notes at March 31, 2005 was ¥11 million.

20. Related party transactions:

The Company has entered into real estate lease agreements and certain other agreements with K.K. Sunritz ("Sunritz") in which Mr. Yasuo Hattori, a Vice Chairman and Director of the Company, and their relatives own 9.5% and 71.3% of the outstanding shares of Sunritz, respectively.

Mr. Saburo Kusama, a Chairman and Director of the Company, is a Chairman of SE GAKUEN Educational Foundation ("SE GAKUEN"). Mr. Saburo Kusama owns 0.0% of the outstanding shares of the Company.

The Company's management believes that all transactions with related parties as described in the preceding paragraphs and in the table below were in accordance with terms and conditions decided on a market-determined basis.

Transactions with these related parties for the years ended March 31, 2004, 2005 and 2006, and related balances at March 31, 2005 and 2006, were as follows:

	Millions of yen			Thousands of U.S. dollars
	Year ended March 31			Year ended March 31,
	2004	2005	2006	2006
Transactions:				
With Sunritz -				
Rental expenses for real estates	¥120	¥115	¥71	$604
With SE GAKUEN -				
Other incomes	59	69	45	383
Other expenses	17	3	-	-
With other related companies -				
Other expenses	4	57	2	17

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
	2005	2006	2006
Balances:			
With Sunritz –			
Other investments	¥2	¥2	$17
With SE GAKUEN –			
Other current assets	4	7	60

21. Segment information:

(1) Business segment information -

Epson is primarily engaged in the development, manufacture and sale of computer printers, liquid crystal displays ("LCDs"), semiconductor products and other products.

Epson operates manufacturing facilities in Japan, Asia, the Americas and Europe, and markets its products internationally through a global network of local sales subsidiaries.

Epson is engaged principally in the following three business segments categorized based on the nature of products, markets and marketing methods.

Information-related equipment segment, including color inkjet printers, laser printers, dot matrix printers, large format inkjet printers, and related supplies, color image scanners, mini-printers, printers for use in POS systems, 3LCD projectors, HDTV LCD projection televisions, LCD monitors, label writers and personal computers.

Electronic devices segment, including small- and medium-sized LCDs, HTPS-TFT panels for 3LCD projectors, CMOS LSI, crystal units and crystal oscillators.

Precision products segment, including watches, watch movements, plastic corrective lenses, precision industrial robots and IC handlers.

Operations not categorized in any of the above segments, such as services offered within Epson and new businesses still in the start-up phase, are categorized within "Other".

The table below summarizes the business segment information of Epson for the years ended March 31, 2004, 2005 and 2006:

Year ended March 31:

	Millions of yen			Thousands of U.S. dollars
	Year ended March 31			Year ended March 31,
	2004	2005	**2006**	**2006**
Information-related equipment:				
Net sales:				
Customers	¥917,116	¥942,401	**¥973,690**	**$8,288,840**
Inter-segment	3,264	3,628	**2,753**	**23,436**
Total	920,380	946,029	**976,443**	**8,312,276**
Operating expenses	874,478	884,474	**931,422**	**7,929,020**
Operating income	¥45,902	¥61,555	**¥45,021**	**$383,256**
Identifiable assets	¥366,410	¥373,172	**¥384,114**	**$3,269,890**
Depreciation and amortization	¥33,312	¥30,488	**¥29,668**	**$252,558**
Capital expenditures	¥34,797	¥26,182	**¥32,395**	**$275,773**
Electronic devices:				
Net sales:				
Customers	¥413,540	¥454,616	**¥489,460**	**$4,166,681**
Inter-segment	27,613	27,995	**37,507**	**319,290**
Total	441,153	482,611	**526,967**	**4,485,971**
Operating expenses	400,532	444,058	**536,726**	**4,569,048**
Operating income (loss)	¥40,621	¥38,553	**(¥9,759)**	**($83,077)**
Identifiable assets	¥352,755	¥468,588	**¥414,100**	**$3,525,155**
Depreciation and amortization	¥58,006	¥54,685	**¥59,694**	**$508,164**
Capital expenditures	¥20,574	¥109,197	**¥60,560**	**$515,536**
Precision products:				
Net sales:				
Customers	¥77,736	¥76,827	**¥81,463**	**$693,479**
Inter-segment	3,366	4,316	**4,315**	**36,733**
Total	81,102	81,143	**85,778**	**730,212**
Operating expenses	78,292	78,707	**83,427**	**710,198**
Operating income	¥2,810	¥2,436	**¥2,351**	**$20,014**
Identifiable assets	¥52,216	¥50,352	**¥57,935**	**$493,190**
Depreciation and amortization	¥4,013	¥3,930	**¥4,146**	**$35,294**
Capital expenditures	¥4,283	¥4,899	**¥4,464**	**$38,001**
Other:				
Net sales:				
Customers	¥4,851	¥5,906	**¥4,955**	**$42,181**
Inter-segment	24,606	28,604	**28,022**	**238,546**
Total	29,457	34,510	**32,977**	**280,727**
Operating expenses	41,480	47,514	**45,757**	**389,521**
Operating loss	(¥12,023)	(¥13,004)	**(¥12,780)**	**($108,794)**
Identifiable assets	¥149,122	¥147,448	**¥156,936**	**$1,335,967**
Depreciation and amortization	¥14,983	¥15,138	**¥15,797**	**$134,477**
Capital expenditures	¥10,725	¥17,257	**¥23,558**	**$200,545**
Eliminations and corporate:				
Net sales	(¥58,849)	(¥64,543)	**(¥72,597)**	**($618,005)**
Operating expenses	(58,940)	(65,970)	**(73,522)**	**(625,879)**
Operating income	¥91	¥1,427	**¥925**	**$7,874**
Identifiable assets	¥285,988	¥258,230	**¥312,121**	**$2,657,027**
Depreciation and amortization	¥-	¥-	**¥-**	**$-**
Capital expenditures	¥-	¥-	**(¥2,694)**	**($22,934)**
Consolidated:				
Net sales	¥1,413,243	¥1,479,750	**¥1,549,568**	**$13,191,181**
Operating expenses	1,335,842	1,388,783	**1,523,810**	**12,971,908**
Operating income	¥77,401	¥90,967	**¥25,758**	**$219,273**
Identifiable assets	¥1,206,491	¥1,297,790	**¥1,325,206**	**$11,281,229**
Depreciation and amortization	¥110,314	¥104,241	**¥109,305**	**$930,493**
Capital expenditures	¥70,379	¥157,535	**¥118,283**	**$1,006,921**

The amounts of corporate assets included in "Eliminations and corporate" were ¥299,661 million, ¥277,312 million and ¥327,855 million ($2,790,968 thousand) at March 31, 2004, 2005 and 2006, respectively, and mainly consisted of cash and cash equivalents, investment securities and short-term loans receivable.

For the year ended March 31, 2006, impairment loss, which was recorded in information-related equipment segment, electronic devices segment, precision products segment and other segment was ¥426 million ($3,626 thousand), ¥33,343 million ($283,843 thousand), ¥416 million ($3,541 thousand) and ¥118 million ($1,005 thousand), respectively.

The table below summarizes the business segment information of Epson for the three months ended March 31, 2005 and 2006:

Three months ended March 31:

	Millions of yen		Thousands of U.S. dollars
	Three months ended March 31		Three months ended March 31,
	2005	**2006**	**2006**
Information-related equipment:			
Net sales:			
Customers	¥230,834	**¥237,713**	**$2,023,606**
Inter-segment	1,216	**924**	**7,866**
Total	232,050	**238,637**	**2,031,472**
Operating expenses	221,952	**223,840**	**1,905,508**
Operating income	¥10,098	**¥14,797**	**$125,964**
Electronic devices:			
Net sales:			
Customers	¥117,989	**¥115,878**	**$986,447**
Inter-segment	5,937	**6,072**	**51,690**
Total	123,926	**121,950**	**1,038,137**
Operating expenses	136,093	**131,831**	**1,122,252**
Operating loss	(¥12,167)	**(¥9,881)**	**($84,115)**
Precision products:			
Net sales:			
Customers	¥15,981	**¥19,045**	**$162,127**
Inter-segment	854	**775**	**6,597**
Total	16,835	**19,820**	**168,724**
Operating expenses	17,485	**19,866**	**169,116**
Operating loss	(¥650)	**(¥46)**	**($392)**
Other:			
Net sales:			
Customers	¥1,798	**¥1,568**	**$13,348**
Inter-segment	7,220	**7,568**	**64,425**
Total	9,018	**9,136**	**77,773**
Operating expenses	13,134	**11,576**	**98,544**
Operating loss	(¥4,116)	**(¥2,440)**	**($20,771)**
Eliminations and corporate:			
Net sales	(¥15,227)	**(¥15,339)**	**($130,578)**
Operating expenses	(16,186)	**(15,541)**	**(132,298)**
Operating income	¥959	**¥202**	**$1,720**
Consolidated:			
Net sales	¥366,602	**¥374,204**	**$3,185,528**
Operating expenses	372,478	**371,572**	**3,163,122**
Operating income (loss)	(¥5,876)	**¥2,632**	**$22,406**

(2) Geographic segment information -

Net sales are attributed to geographic segments based on the country location of the Company or the subsidiary that transacted the sale with the external customer. Principal countries and jurisdictions in each geographic segment are as follows:

"The Americas" mainly includes the United States, Canada, Brazil, Chile, Argentina, Costa Rica, Colombia, Venezuela, Mexico and Peru.

"Europe" mainly includes the United Kingdom, the Netherlands, Germany, France, Italy, Spain, Portugal and Russia.

"Asia/Oceania" mainly includes China (including Hong Kong), Singapore, Malaysia, Taiwan, Thailand, the Philippines, Australia, New Zealand, Indonesia, Korea and India.

The table below summarizes the geographic segment information of Epson for the years ended March 31, 2004, 2005 and 2006:

Year ended March 31:

	Millions of yen			Thousands of U.S. dollars
	Year ended March 31			Year ended March 31,
	2004	2005	**2006**	**2006**
Japan:				
Net sales:				
Customers	¥686,553	¥694,344	**¥742,093**	**$6,317,298**
Inter-segment	491,089	540,694	**565,438**	**4,813,467**
Total	1,177,642	1,235,038	**1,307,531**	**11,130,765**
Operating expenses	1,141,043	1,192,107	**1,323,858**	**11,269,754**
Operating income (loss)	¥36,599	¥42,931	**(¥16,327)**	**($138,989)**
Identifiable assets	¥758,593	¥851,767	**¥791,482**	**$6,737,737**
The Americas:				
Net sales:				
Customers	¥224,683	¥242,898	**¥263,196**	**$2,240,538**
Inter-segment	42,320	41,618	**45,701**	**389,044**
Total	267,003	284,516	**308,897**	**2,629,582**
Operating expenses	255,937	271,363	**296,267**	**2,522,065**
Operating income	¥11,066	¥13,153	**¥12,630**	**$107,517**
Identifiable assets	¥74,024	¥77,661	**¥102,063**	**$868,843**
Europe:				
Net sales:				
Customers	¥297,772	¥325,998	**¥310,902**	**$2,646,650**
Inter-segment	2,497	2,525	**2,784**	**23,700**
Total	300,269	328,523	**313,686**	**2,670,350**
Operating expenses	290,719	317,000	**306,010**	**2,605,005**
Operating income	¥9,550	¥11,523	**¥7,676**	**$65,345**
Identifiable assets	¥73,820	¥74,867	**¥75,944**	**$646,497**
Asia/Oceania:				
Net sales:				
Customers	¥204,235	¥216,510	**¥233,377**	**$1,986,695**
Inter-segment	478,878	481,541	**606,268**	**5,161,045**
Total	683,113	698,051	**839,645**	**7,147,740**
Operating expenses	664,517	677,897	**814,220**	**6,931,302**
Operating income	¥18,596	¥20,154	**¥25,425**	**$216,438**
Identifiable assets	¥193,401	¥185,522	**¥231,201**	**$1,968,171**
Eliminations and corporate:				
Net sales	(¥1,014,784)	(¥1,066,378)	**(¥1,220,191)**	**($10,387,256)**
Operating expenses	(1,016,374)	(1,069,584)	**(1,216,545)**	**(10,356,218)**
Operating income (loss)	¥1,590	¥3,206	**(¥3,646)**	**($31,038)**
Identifiable assets	¥106,653	¥107,973	**¥124,516**	**$1,059,981**
Consolidated:				
Net sales	¥1,413,243	¥1,479,750	**¥1,549,568**	**$13,191,181**
Operating expenses	1,335,842	1,388,783	**1,523,810**	**12,971,908**
Operating income	¥77,401	¥90,967	**¥25,758**	**$219,273**
Identifiable assets	¥1,206,491	¥1,297,790	**¥1,325,206**	**$11,281,229**

The amounts of corporate assets included in "Eliminations and corporate" were ¥299,661 million, ¥277,312 million and ¥327,855 million ($2,790,968 thousand) at March 31, 2004, 2005 and 2006, respectively, and mainly consisted of cash and cash equivalents, investment securities and short-term loans receivable.

The table below summarizes the geographic segment information of Epson for the three months ended March 31, 2005 and 2006:

Three months ended March 31:

	Millions of yen		Thousands of U.S. dollars
	Three months ended March 31		Three months ended March 31,
	2005	**2006**	**2006**
Japan:			
Net sales:			
Customers	¥181,951	**¥167,650**	**$1,427,173**
Inter-segment	107,557	**121,803**	**1,036,886**
Total	289,508	**289,453**	**2,464,059**
Operating expenses	307,771	**300,260**	**2,556,057**
Operating loss	(¥18,263)	**(¥10,807)**	**($91,998)**
The Americas:			
Net sales:			
Customers	¥57,124	**¥66,007**	**$561,905**
Inter-segment	6,703	**9,005**	**76,658**
Total	63,827	**75,012**	**638,563**
Operating expenses	62,412	**72,162**	**614,302**
Operating income	¥1,415	**¥2,850**	**$24,261**
Europe:			
Net sales:			
Customers	¥79,004	**¥79,716**	**$678,607**
Inter-segment	494	**752**	**6,402**
Total	79,498	**80,468**	**685,009**
Operating expenses	75,329	**76,750**	**653,358**
Operating income	¥4,169	**¥3,718**	**$31,651**
Asia/Oceania:			
Net sales:			
Customers	¥48,523	**¥60,831**	**$517,843**
Inter-segment	100,526	**118,796**	**1,011,288**
Total	149,049	**179,627**	**1,529,131**
Operating expenses	150,027	**180,220**	**1,534,179**
Operating loss	(¥978)	**(¥593)**	**($5,048)**
Eliminations and corporate:			
Net sales	(¥215,280)	**(¥250,356)**	**($2,131,234)**
Operating expenses	(223,061)	**(257,820)**	**(2,194,774)**
Operating income	¥7,781	**¥7,464**	**$63,540**
Consolidated:			
Net sales	¥366,602	**¥374,204**	**$3,185,528**
Operating expenses	372,478	**371,572**	**3,163,122**
Operating income (loss)	(¥5,876)	**¥2,632**	**$22,406**

(3) Sales to overseas customers -

The table below shows sales to overseas customers by geographic region, and as a percentage of consolidated net sales, for the years ended March 31, 2004, 2005 and 2006:

Year ended March 31:

	Millions of yen			Thousands of U.S. dollars
	Year ended March 31			Year ended March 31,
	2004	2005	**2006**	**2006**
Overseas sales:				
The Americas	¥235,116	¥266,649	**¥285,127**	**$2,427,232**
Europe	363,424	386,091	**357,835**	**3,046,182**
Asia/Oceania	310,806	292,276	**421,994**	**3,592,356**
Total	909,346	945,016	**1,064,956**	**9,065,770**
Consolidated net sales	¥1,413,243	¥1,479,750	**¥1,549,568**	**$13,191,181**
Percentage:				
The Americas	16.6%	18.0%	**18.4%**	
Europe	25.7	26.1	**23.1**	
Asia/Oceania	22.0	19.8	**27.2**	
Total	64.3%	63.9%	**68.7%**	

The table below shows sales to overseas customers by geographic region, and as a percentage of consolidated net sales, for the three months ended March 31, 2005 and 2006:

Three months ended March 31:

	Millions of yen		Thousands of U.S. dollars
	Three months ended March 31		Three months ended March 31,
	2005	**2006**	**2006**
Overseas sales:			
The Americas	¥59,977	**¥70,982**	**$604,256**
Europe	95,969	**90,744**	**772,487**
Asia/Oceania	65,288	**96,024**	**817,434**
Total	221,234	**257,750**	**2,194,177**
Consolidated net sales	¥366,602	**¥374,204**	**$3,185,528**
Percentage:			
The Americas	16.3%	**19.0%**	
Europe	26.2	**24.2**	
Asia/Oceania	17.8	**25.7**	
Total	60.3%	**68.9%**	

April 25, 2006

Supplementary Information
Consolidated year ended March 31, 2006

Supplementary Information

Consolidated year ended March 31, 2006

Cautionary Statement

This report includes forward-looking statements that are based on management's view from the information available at the time of the announcement. These statements involve risks and uncertainties. Actual results may be materially different from those discussed in the forward-looking statements. The factors that may affect Epson include, but are not limited to, general economic conditions, the ability of Epson to continue to timely introduce new products and services in markets, consumption trend, competition, technology trend, exchange rate fluctuations.

1. Sales by division

(Unit: billion yen)

	Year ended March 31, 2005	Year ended March 31, 2006	Increase %	Forecast for the year ended March 31, 2007
Information-related equipment	946.0	976.4	3.2%	948.0
Imaging & information	820.3	840.1	2.4%	808.0
Visual instruments	90.7	104.6	15.4%	107.0
Other	48.6	38.3	(21.1%)	34.0
Intra-segment sales	(13.6)	(6.6)	-%	(1.0)
Electronic devices	482.6	527.0	9.2%	550.0
Display	316.8	368.3	16.3%	362.0
Semiconductor	139.5	102.6	(26.4%)	106.0
Quartz device	49.8	70.7	41.9%	98.0
Other	2.1	2.9	39.4%	3.0
Intra-segment sales	(25.6)	(17.6)	-%	(19.0)
Precision products	81.1	85.8	5.7%	90.0
Other	34.5	33.0	(4.4%)	39.0
Inter-segment sales	(64.5)	(72.6)	-%	(72.0)
Consolidated sales	1,479.7	1,549.6	4.7%	1,555.0

(Unit: billion yen)

	Year ended March 31, 2005	Year ended March 31, 2006	Increase %	Forecast for the year ended March 31, 2007	Increase compared to year ended March 31, 2006 %
Information-related equipment					
Net sales:					
Customers	942.4	973.6	3.3%	943.0	(3.2%)
Inter-segment	3.6	2.8	(24.1%)	5.0	81.6%
Total	946.0	976.4	3.2%	948.0	(2.9%)
Operating expenses	884.4	931.4	5.3%	896.0	(3.8%)
Operating income	61.6	45.0	(26.9%)	52.0	15.5%
Electronic devices					
Net sales:					
Customers	454.6	489.5	7.7%	517.0	5.6%
Inter-segment	28.0	37.5	34.0%	33.0	(12.0%)
Total	482.6	527.0	9.2%	550.0	4.4%
Operating expenses	444.0	536.7	20.9%	549.0	2.3%
Operating income	38.6	(9.7)	-%	1.0	-%
Precision products					
Net sales:					
Customers	76.8	81.5	6.0%	89.0	9.3%
Inter-segment	4.3	4.3	(0.0%)	1.0	(76.8%)
Total	81.1	85.8	5.7%	90.0	4.9%
Operating expenses	78.7	83.4	6.0%	86.0	3.1%
Operating income	2.4	2.4	(3.5%)	4.0	70.1%
Other					
Net sales:					
Customers	5.9	5.0	(16.1%)	6.0	21.1%
Inter-segment	28.6	28.0	(2.0%)	33.0	17.8%
Total	34.5	33.0	(4.4%)	39.0	18.3%
Operating expenses	47.5	45.8	(3.7%)	56.0	22.4%
Operating loss	(13.0)	(12.8)	-%	(17.0)	-%
Elimination and corporate					
Net sales	(64.5)	(72.6)	-%	(72.0)	-%
Operating expenses	(65.9)	(73.5)	-%	(72.0)	-%
Operating income	1.4	0.9	(35.2%)	0.0	-%
Consolidated					
Net sales	1,479.7	1,549.6	4.7%	1,555.0	0.4%
Operating expenses	1,388.7	1,523.8	9.7%	1,515.0	(0.6%)
Operating income	91.0	25.8	(71.7%)	40.0	55.3%

3. Capital expenditure / Depreciation and amortization

(Unit: billion yen)

	Year ended March 31, 2005	Year ended March 31, 2006	Increase %	Forecast for the year ended March 31, 2007	Increase compared to year ended March 31, 2006 %
Capital expenditure	151.3	112.6	(25.6%)	100.0	(11.2%)
Information-related equipment	29.1	29.1	(0.4%)	34.0	17.1%
Electronic devices	99.4	57.4	(42.2%)	45.0	(21.6%)
Precision products	5.1	4.5	(11.9%)	6.0	33.5%
Other	17.7	21.6	22.2%	15.0	(30.6%)
Depreciation and amortization	104.2	109.3	4.9%	103.0	(5.8%)
Information-related equipment	30.5	29.7	(2.7%)	34.0	14.6%
Electronic devices	54.7	59.7	9.2%	50.0	(16.2%)
Precision products	3.9	4.1	5.5%	4.0	(3.5%)
Other	15.1	15.8	4.4%	15.0	(5.0%)

4. Research and development

(Unit: billion yen)

	Year ended March 31, 2005	Year ended March 31, 2006	Increase %	Forecast for the year ended March 31, 2007	Increase compared to year ended March 31, 2006 %
Research and Development	89.0	92.9	4.4%	96.0	3.2%
R&D / sales ratio	6.0%	6.0%		6.2%	

5. Management indices

(Unit: %)

	Year ended March 31, 2005	Year ended March 31, 2006	Increase Point	Forecast for the year ended March 31, 2007	Increase compared to year ended March 31, 2006 Point
Return on equity (ROE)	12.6%	(3.8%)	(16.4)	2.9%	6.7
Return on assets (ROA)	5.9%	(1.5%)	(7.4)	2.5%	4.0
Return on sales (ROS)	5.0%	(1.3%)	(6.3)	2.1%	3.4

Note 1. ROE=Net income / Beginning and ending balance average shareholders' equity

2. ROA=Income before income taxes and minority interest / Beginning and ending balance average total assets

3. ROS=Income before income taxes and minority interest / Net sales

6. Foreign exchange fluctuation effect on net sales

(Unit: billion yen)

	Year ended March 31, 2005	Year ended March 31, 2006	Increase
Foreign exchange effect	(14.0)	36.1	50.1
U.S. dollars	(13.3)	14.4	27.7
Euro	6.2	6.0	(0.2)
Other	(6.9)	15.7	22.6
Exchange rate			
Yen / U.S. dollars	107.55	113.31	
Yen / Euro	135.19	137.86	

Note: Foreign exchange effect=(Foreign currency sales for the period) x (Average rate for the period – Average rate for the same prior period)

7. Inventory

(Unit: billion yen)

	September 30, 2005	March 31, 2005	March 31, 2006	Increase compared to March 31, 2005
Inventory	223.4	176.7	192.0	15.3
Information-related equipment	143.9	107.4	112.9	5.5
Electronic devices	62.5	54.4	61.6	7.2
Precision products	15.1	13.4	15.5	2.1
Other / Corporate	1.9	1.5	2.0	0.5
Turnover by days	57	44	45	1
Information-related equipment	60	41	42	1
Electronic devices	44	41	43	2
Precision products	64	60	66	6
Other / Corporate	24	16	22	6

Note: Turnover by days=Ending balance of inventory / Prior 12 months sales per day

8. Employees

(Unit: person)

	September 30, 2005	March 31, 2005	March 31, 2006	Increase compared to March 31, 2005
Number of employees at period end	98,480	85,647	90,701	5,054
Domestic	22,971	22,842	23,522	680
Overseas	75,509	62,805	67,179	4,374

File No. 82-34746

Section B item 4

April 25, 2006

Full-Year Financial Results
Fiscal Year 2005 (Ending March 2006)

Full-Year Financial Results
Fiscal Year 2005
(Ending March 2006)

April 25, 2006

SEIKO EPSON CORPORATION

Disclaimer

EPSON
EXCEED YOUR VISION

When reviewing this information please note that the information was created as of the date of the information, should be considered in the context of the circumstances prevailing at that time and is only correct as of that date. The information contains certain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include, but are not limited to, the competitive environment, market trends, general economic conditions, exchange rate fluctuations and our ability to continue to timely introduce new products and services.

This report is a simple translation of the Japanese version of full year financial results of FY2005 explanatory presentation prepared in Japanese. No reclassification nor rearrangement has been made.

Numerical values: Any portion of an amount less than the unit stated is disregarded.
Percentages: Rounded off to one decimal place.

1. Overview	President Seiji Hanaoka
2. Detailed Explanation	Managing Director Kenji Kubota

Net Sales (Full Year) ▶by business segment



EPSON
EXCEED YOUR VISION
(Billions of yen)
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
-200
1,479.7
34.5
81.1
482.6
946.0
-64.5
FY2004 Actual
1,549.5
32.9
85.7
526.9
976.4
-72.5
FY2005 Actual
Consolidated Total
Year-on-year +69.8
Other
Year-on-year -1.5
Precision Products
Year-on-year +4.6
Electronic Devices
Year-on-year +44.3
Information Equipment
Year-on-year +30.4
Eliminations

Operating Income (Full Year)

▶by business segment

EPSON EXCEED YOUR VISION



(Billions of yen)
70
60
50
40
30
20
10
0
-10
-20
90.9
61.5
38.5
2.4
-13.0
1.4
FY2004 Actual
25.7
45.0
-9.7
2.3
-12.7
0.9
FY2005 Actual
Consolidated Total
Year-on-year -65.2
Information Equipment
Year-on-year -16.5
Electronic Devices
Year-on-year -48.3
Precision Products
Year-on-year -0
Eliminations
Other
Year-on-year +0.2

FY2006 Business Outlook ▶by business segment


EPSON
EXCEED YOUR VISION

(Billions of yen)

Net Sales

	FY2005 Actual	FY2006 Outlook
Consolidated Total	1,549.5	1,555.0
Other	32.9	39.0
Precision Products	85.7	90.0
Electronic Devices	526.9	550.0
Information Equipment	976.4	948.0
Eliminations	-72.5	-72.0

Operating Income

	FY2005 Actual	FY2006 Outlook
Consolidated Total	25.7	40.0
Eliminations	0.9	4.0
Precision Products	2.3	1.0
Electronic Devices	45.0	52.0
Information Equipment	-9.7	-17.0
Other	-12.7	

Segment	Net sales	Operating income
Consolidated Total	+5.4	+14.2
Eliminations		
Precision Products	+4.2	+1.6
Electronic Devices	+23.0	+10.7
Information Equipment	-28.4	+6.9
Other	+6.0	-4.2

FY2006 Business Outlook Highlights (Actual / Outlook)


EPSON
EXCEED YOUR VISION

Operating income (Billions of yen)

	FY05/1Q Actual	FY05/2Q Actual	FY05/3Q Actual	FY05/4Q Actual	FY05/1H Actual	FY05/2H Actual	FY06/1H Outlook	FY06/2H Outlook
Operating Income: Information Equipment	4.2	10.8	15.1	14.7	15.0	29.9	15.0	37.0
Operating Income: Electronic Devices	-5.6	2.6	3.2	-9.8	-3.0	-6.6	-7.0	8.0
Operating Income: Total	-5.0	11.0	17.1	2.6	6.0	19.7	2.0	38.0

Achieving the FY2006 Business Outlook

EPSON
EXCEED YOUR VISION

Mid-Range Business Plan: *Creativity and Challenge 1000*

Reform the management structure and drive innovations in management

Reach ordinary income of ¥100 billion or more in FY08

Achieve the FY2006 plan

Epson Group Mid-Range Business Policies

5 Reform the corporate culture

- Reform the executive remuneration system
- Change the mindset of all employees

1. Overview — President Seiji Hanaoka

2. Detailed Explanation — Managing Director Kenji Kubota

1) FY2005 Full-Year Financial Results

2) FY2006 Business Outlook

Financial Highlights (Full Year)

EPSON EXCEED YOUR VISION

(Billions of yen)		FY2004		FY2005				Change (amount, %)	
		Actual	%	3/16 Outlook	%	Actual	%	YoY	Vs. previous outlook
Net sales		1,479.7	-	1,553.0	-	1,549.5	-	+69.8 +4.7%	-3.4 -0.2%
Operating income		90.9	6.1%	24.0	1.5%	25.7	1.7%	-65.2 -71.7%	+1.7 +7.3%
Ordinary income		85.3	5.8%	26.0	1.7%	27.9	1.8%	-57.3 -67.2%	+1.9 +7.6%
Net income before income taxes		73.6	5.0%	-22.0	-1.4%	-20.0	-1.3%	-93.6 —	+1.9 —
Net income		55.6	3.8%	-23.0	-1.5%	-17.9	-1.2%	-73.6 —	+5.0 —
EPS		¥283.60		-¥117.13		-¥91.24			
Exchange rate	USD	¥107.55		¥113.00		¥113.31			
	EUR	¥135.19		¥137.00		¥137.86			

Net Sales Comparison (Full Year)

▶ Information-related equipment



(Billions of yen)

	FY2004 Actual	FY2005 Actual
Total	946.0	976.4
PC and Other	48.5	38.3
Visual Instruments	90.7	104.6
Imaging & Information	820.3	840.0
Eliminations	13.6	6.5

1000
900
800
700
600
500
400
300
200
100
0
-100

PC and Other

Vs. last year **-10.2**

- **PC: Down on lower volume**

Visual Instruments

Vs. last year **+13.9**

%/Sales	FY04	FY05
PRJ	72%	74%
PTV	3%	8%
Other	25%	18%

- **PRJ: Up on higher volume in business & home projectors**
- **PTV: Up on higher volume**

Imaging & Information

Vs. last year **+19.6**

%/Sales	FY04	FY05
IJP	65%	65%
LP	14%	14%
BS	16%	16%
SCN, other	5%	5%

- **IJP: Up on higher MFP & consumables volume, despite fall in SFP volume**
- **LP: Strong consumables growth**
- **SCN: Down on lower volume**

Eliminations

IJP: Inkjet printer
SFP: Single-function printer
MFP: Multifunction printer (all-in-one)
LP: Laser printer
BS: Business systems
SCN: Scanner
PRJ: Projector
PTV: Projection TV


Net Sales Comparison (Full Year)
▶ Electronic device
EPSON
EXCEED YOUR VISION
(Billions of yen)
600
550
500
450
400
350
300
250
200
150
100
50
0
-50
482.6
49.8
139.4
316.8
-23.4
FY2004
Actual
526.9
70.6
102.6
368.3
-14.6
FY2005
Actual
Quartz Devices
Vs. last year +20.8
● Up on higher volume & the effect of the business merger
Semiconductors
Vs. last year -36.8
● LCD-Dr & S-LSI: Down on lower volume and lower average selling prices
%/Sales
FY04 FY05
LCD-Dr. 31% 32%
S-LSI 30% 31%
Other 39% 37%
Displays
Vs. last year +51.5
● C-STN: Down on lower volume & lower ASPs
● MD-TFD: Down on lower ASPs, despite higher volume
● a-TFT/LTPS: Up on higher volume, despite lower ASPs
● HTPS: Down on lower volume and lower ASPs
%/Sales
FY04 FY05
C-STN 25% 14%
MD-TFD 37% 28%
a-TFT 14% 33%
LTPS 5% 13%
HTPS 19% 12%
Eliminations
C-STN: Color STN
MD-TFD: Mobile digital thin-film diode
a-TFT: Amorphous-silicon TFT
LTPS: Low-temperature polysilicon TFT
HTPS: High-temperature polysilicon TFT
LCD-Dr: LCD driver
S-LSI: System LSI

Statistics of Balance Sheet Items

EPSON
EXCEED YOUR VISION

Total Assets



1,500
1,000
500
0
1,241.6
1,197.6
1,207.0
1,298.2
1,325.7
End of March 2002
End of March 2003
End of March 2004
End of March 2005
End of March 2006
(Billions of yen)

Inventories



200
100
0
173.0
167.4
155.8
176.6
192.0
End of March 2002
End of March 2003
End of March 2004
End of March 2005
End of March 2006
(Billions of yen)

Statistics of Balance Sheet Items


EPSON
EXCEED YOUR VISION

Interest-bearing liabilities & ratio of interest-bearing liabilities


800
400
0
48.6%
51.0%
37.9%
30.4%
32.4%
603.3
610.9
457.5
395.2
429.6
End of March 2002
End of March 2003
End of March 2004
End of Maarch 2005
End of March 2006
(Billions of yen)

Shareholder's equity & equity ratio


600
400
200
0
22.6%
23.5%
34.3%
36.4%
35.8%
280.3
281.3
414.3
472.8
474.5
End of March 2002
End of March 2003
End of March 2004
End of March 2005
End of March 2006
(Billions of yen)

Fourth Quarter Financial Highlights

▶Versus the year-ago period

EPSON
EXCEED YOUR VISION

(Billions of yen)	FY2004		FY2005		Change	
	4Q Actual	%/Sales	4Q Actual	%/Sales	Amount	% Change
Net Sales	366.6	-	374.2	-	+7.6	+2.1%
Operating Income	-5.8	-1.6%	2.6	0.7%	+8.5	—
Ordinary Income	-6.2	-1.7%	1.1	0.3%	+7.4	—
Net Income Before income taxes	-12.1	-3.3%	-39.9	-10.7%	-27.8	—
Net Income	-4.2	-1.2%	-25.8	-6.9%	-21.5	—

Exchange rate		FY2004	FY2005
	USD	¥104.51	¥116.94
	EUR	¥136.94	¥140.70

Quarterly Net Sales ▶By business segment



EPSON
EXCEED YOUR VISION
(Billions of yen)
500
450
400
350
300
250
200
150
100
50
0
-50
366.6
340.1
380.1
455.1
374.2
9.0
16.8
123.9
232.0
-15.2
7.9
20.4
117.1
212.0
-17.3
8.3
22.5
140.8
228.7
-20.3
7.6
22.9
147.0
297.0
-19.5
9.1
19.8
121.9
238.6
-15.3
2004/4Q
2005/1Q
2005/2Q
2005/3Q
2005/4Q
Other
Versus the year-ago period +0.1
Precision Products
Versus the year-ago period +2.9
Electronic Devices
Versus the year-ago period -1.9
Information Equipment
Versus the year-ago period +6.5
Eliminations

Quarterly Net Sales Comparison

▶Information-related equipment

EPSON EXCEED YOUR VISION



(Billions of yen)
260
240
220
200
180
160
140
120
100
80
60
40
20
0
-20
232.0
13.4
26.9
195.0
-3.3
2004/4Q
238.6
10.9
27.4
201.9
-1.7
2005/4Q

PC, Other — Versus the year-ago period: **-2.4**

Visual Instruments — Versus the year-ago period: **+0.5**

%/Sales	'04/4Q	'05/4Q
PRJ	63%	78%
PTV	5%	5%
Other	32%	17%

- **Front PRJ: Increased shipments of business & home models**
- **AU: Shipments decline**

Imaging & Information — Versus the year-ago period: **+6.8**

%/Sales	'04/4Q	'05/4Q
IJP	62%	62%
LP	16%	16%
BS	16%	18%
SCN, other	6%	4%

- **IJP: SFP volume down; MFP & consumables volume up**
- **LP: Strong consumables growth**
- **BS: Sustained strength in SIDM & TM products**

Eliminations

IJP: Inkjet printer
SFP: Single function printer
MFP: Multifunction printer
LP: Laser printer
BS: Business system
SIDM: Serial impact dot matrix printer
TM: Terminal module
SCN: Scanner
PRJ: Projector
PTV: Projection TV
AU: Amusement unit

Quarterly Net Sales Comparison

EPSON
EXCEED YOUR VISION

▶Electronic devices



(Billions of yen)
140
120
100
80
60
40
20
0
-20
123.9
11.7
24.8
91.6
-4.3
2004/4Q
121.9
22.5
23.7
78.3
-2.8
2005/4Q

Quartz Devices
Versus the year-ago period **+10.8**

- **Up on higher volume & business merger**

Semiconductors
Versus the year-ago period **-1.0**

- **LCD-Dr: Down on lower volume**
- **S-LSI: Down on lower volume**

%/Sales

	'04/4Q	'05/4Q
LCD-Dr.	34%	32%
S-LSI	33%	32%
Other	33%	36%

Displays
Versus the year-ago period **-13.2**

- **C-STN/MD-TFD/a-TFT: Down on lower ASPs, despite higher volume**
- **LTPS: Up on higher volume**
- **HTPS: Up on higher volume**

%/Sales

	'04/4Q	'05/4Q
C-STN	19%	15%
MD-TFD	31%	29%
a-TFT	30%	31%
LTPS	9%	11%
HTPS	11%	14%

M-STN: Monochrome STN
C-STN: Color STN
MD-TFD: Digital thin-film diode
a-TFT: Amorphous-silicon TFT
LTPS: Low-temperature polysilicon TFT
HTPS: High-temperature polysilicon TFT
LCD-Dr: LCD driver
S-LSI: System LSI

Quarterly Selling, General and Administrative Expenses



EPSON
EXCEED YOUR VISION
(Billions of yen)
100
80
60
40
20
0
85.4
73.6
77.8
93.3
84.2
(%/Sales)
23.3%
21.7%
20.5%
20.5%
22.5%
47.5
8.9
8.6
20.1
41.5
5.9
6.0
20.0
44.7
5.7
7.1
20.1
48.8
13.3
10.3
20.9
49.1
6.6
8.0
20.4
2004/4Q
2005/1Q
2005/2Q
2005/3Q
2005/4Q
Other
Versus the year-ago period +1.5
Advertising expenses
Versus the year-ago period -2.3
Sales promotion expenses
Versus the year-ago period -0.6
Salaries & wages
Versus the year-ago period +0.2

Quarterly Operating Income

▶By business segment



EPSON
EXCEED YOUR VISION

(Billions of yen)
-5.8
-5.0
11.0
17.1
2.6
20
15
10
5
0
-5
-10
-15
10.0
-0.6
-4.1
-12.1
4.2
-0.1
-5.6
-3.4
10.8
2.6
1.1
-3.8
15.1
3.2
1.3
-3.0
14.7
0.0
-9.8
-2.4
2004/4Q
2005/1Q
2005/2Q
2005/3Q
2005/4Q
Information Equipment
Versus the year-ago period +4.6
Electronic Devices
Versus the year-ago period +2.2
Precision Products
Versus the year-ago period +0.6
Other
Versus the year-ago period +1.6


Operating Income Fluctuation Cause Analysis
EPSON
EXCEED YOUR VISION
(Billions of yen)
-5.8
+1.0
+11.6
Price
fluctuation
+35.8
+4.1
Other
2.6
-2.6
S.G.A.
increase
Change in
sales volume
Impact of
exchange rate
fluctuations
-41.5
Cost
fluctuations
Operating
income
2004/4Q
¥8.5 billion increase
Operating
income
2005/4Q

1) FY2005 Full-Year Financial Results

2) FY2006 Business Outlook

FY 2006 Business Outlook

▶Year-on-year comparison

EPSON
EXCEED YOUR VISION

(Billions of yen)		FY2005		FY2006		Change	
		Actual	%/Sales	Outlook	%/Sales	Amount	% Change
Net Sales		1,549.5	-	1,555.0	-	+5.4	+0.4%
Operating Income		25.7	1.7%	40.0	2.6%	+14.2	+55.3%
Ordinary Income		27.9	1.8%	40.0	2.6%	+12.0	+42.9%
Net Income Before income taxes		-20.0	-1.3%	33.0	2.1%	+53.0	—
Net Income		-17.9	-1.2%	14.0	0.9%	+31.9	—
EPS		-¥91.24		¥71.30			
Exchange rate	USD	¥113.31		¥112.00			
	EUR	¥137.86		¥135.00			

FY 2006 Business Outlook (Net Sales)


EPSON
EXCEED YOUR VISION

▶ By business segment

Net Sales (Billions of yen)

Segment	FY2005 Actual	FY2006 Outlook	Year-on-year
Other	32.9	39.0	+6.0
Precision Products	85.7	90.0	+4.2
Electronic Devices	526.9	550.0	+23.0
Information Equipment	976.4	948.0	-28.4
Eliminations	-72.5	-72.0	
Total	1,549.5	1,555.0	

Half-Yearly Net Sales (Billions of yen)

Segment	FY2006 1H Outlook	FY2006 2H Outlook
Other	20.0	19.0
Precision Products	45.0	45.0
Electronic Devices	251.0	299.0
Information Equipment	429.0	519.0
Eliminations	-39.0	-33.0
Total	706.0	849.0

Net Sales Outlook by Business



▶ Information equipment segment

(Billions of yen)

1,100
1,000
900
800
700
600
500
400
300
200
100
0
-100

976.4
38.3
104.6
840.0
6.5

948.0
34.0
107.0
808.0
-1.0

Net Sales

FY2005 Actual

FY2006 Outlook

PC, other
Year-on-year **-4.3**

Visual Instruments
Year-on-year **+2.3**

Imaging & Information
Year-on-year **-32.0**

Eliminations

(Billions of yen)

600
550
500
450
400
350
300
250
200
150
100
50
0
-50

429.0
15.6
51.5
362.4
0.6

519.0
18.3
55.4
445.5
0.3

Half-Yearly Net Sales

FY2006 1H Outlook

FY2006 2H Outlook

Net Sales Outlook by Business


EPSON
EXCEED YOUR VISION

▶Imaging & Information business

(Billions of yen)
840.0
808.0
900
800
700
600
500
400
300
200
100
0
5%
16%
14%
65%
5%
17%
15%
63%
Net Sales
FY2005 Actual
FY2006 Outlook
(Billions of yen)
500
450
400
350
300
250
200
150
100
50
0
362.4
445.5
5%
19%
16%
60%
5%
16%
15%
64%
Half-Yearly Net Sales
FY2006 1H Outlook
FY2006 2H Outlook

Scanners, other

Business systems

- Demand to rise on China business tax
- Growth in tender business

Laser printers

- Emphasize A3 color, MFP & workgroup printers
- Increased toner demand

Inkjet printers

- Expansion of MFP/ photo printer markets
- Strategic cutbacks on low PV models

Net Sales Outlook by Business

▶Visual Imaging business



EPSON
EXCEED YOUR VISION
(Billions of yen)
104.6
107.0
110
100
90
80
70
60
50
40
30
20
10
0
18%
8%
74%
17%
7%
76%
Net Sales
FY2005 Actual
FY2006 Outlook
Other
Projection TVs
➢ Focus on TVs for the Japanese market
Projectors
➢ Market expansion
➢ Volume zone expansion
➢ Product differentiation
(Billions of yen)
60
55
50
45
40
35
30
25
20
15
10
5
0
51.5
55.4
12%
7%
81%
21%
6%
73%
Half-Yearly Net Sales
FY2006 1H Outlook
FY2006 2H Outlook

Net Sales Outlook by Business

▶Electronic device segment


EPSON
EXCEED YOUR VISION

(Billions of yen)
526.9
550.0
600
550
500
450
400
350
300
250
200
150
100
50
0
-50
70.6
102.6
368.3
-14.6
98.0
106.0
362.0
-16.0
Net Sales
FY2005 Actual
FY2006 Outlook
Quartz devices
Year-on-year +27.3
Semiconductors
Year-on-year +3.3
Displays
Year-on-year -6.3
Eliminations
(Billions of yen)
350
300
250
200
150
100
50
0
-50
251.0
299.0
48.3
50.6
159.2
-7.3
49.6
55.3
202.7
-8.6
Half-Yearly Net Sales
FY2005 1H Outlook
FY2005 2H Outlook

Net Sales Outlook by Business Display business



EPSON
EXCEED YOUR VISION
(Billions of yen)
400
350
300
250
200
150
100
50
0
368.3
12%
13%
33%
28%
14%
362.0
15%
9%
40%
23%
13%
Net Sales
FY2005 Actual
FY2006 Outlook
HTPS-TFT
➤ Projection market expansion
➤ Consolidate certain Suwa Minami production at Chitose Plant
LTPS-TFT
➤ Driven by high-resolution LCDs
a-TFT
➤ Increased market demand
➤ Promote switch to smaller panels
MD-TFD
➤ Capture increased demand
C-STN
➤ More upgrades from B&W via lower prices
(Billions of yen)
220
200
180
160
140
120
100
80
60
40
20
0
159.2
14%
7%
41%
24%
14%
202.7
15%
10%
41%
21%
13%
Half-Yearly Net Sales
FY2006 1H Outlook
FY2006 2H Outlook

FY 2006 Business Outlook (Operating Income)

▶ By business segment



EPSON
EXCEED YOUR VISION
(Billions of yen)
70
60
50
40
30
20
10
0
-10
-20
-30
25.7
0.9
2.3
45.0
-9.7
-12.7
40.0
0.0
4.0
1.0
52.0
-17.0
Annual Operating Income
FY2005 Actual
FY2006 Outlook
Eliminations
Precision Products
Year-on-year +1.6
Electronic Devices
Year-on-year +10.7
Information Equipment
Year-on-year +6.9
Other
Year-on-year -4.2
2.0
1.0
15.0
-7.0
-7.0
38.0
3.0
8.0
37.0
-10.0
Half-Yearly Operating Income
FY2006 1H Outlook
FY2006 2H Outlook

Outlook for Capital Expenditure and Depreciation & Amortization Expenses


EPSON
EXCEED YOUR VISION


Capital Expenditures / Depreciation and amortization expenses
(Billions of yen)
200
100
0
74.4
125.8
68.7
110.3
151.2
104.2
112.5
109.3
100.0
103.0
FY2002
FY2003
FY2004
FY2005 (Actual)
FY2006 (Outlook)

Main Capital Investment Topics

Investment strategy: Focus on strategic investments

- Invest in finished product businesses & new products
- Invest in shift to small amorphous-silicon LCDs
- Invest in quartz business production increases, etc.

Free Cash Flow Outlook

EPSON
EXCEED YOUR VISION


(Billions of yen)
200
100
0
-100
-200
-300
159.5
51.5
-107.9
182.6
117.3
-65.3
162.4
63.0
-99.3
117.4
22.2
-95.2
141.1
30.0
-111.1
Cash flow from investment activities
Cash flow from operations activities
Free cash flow
FY2002
FY2003
FY2004
FY2005
(Actual)
FY2006
(Outlook)

Main Management Indicators

EPSON EXCEED YOUR VISION


(%)
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
-2.0
-4.0
-6.0
12.6
10.9
6.8
6.1
4.5
3.4
5.8
5.2
3.2
3.0
2.9
2.6
2.1
1.8
-3.8
ROA: Ordinary income/Total Assets (avg. balance)
ROS: Ordinary income/net sales
ROE: Net income/shareholder's equity (avg. balance)
FY2002
FY2003
FY2004
FY2005
(Actual)
FY2006
(Outlook)

EPSON

EXCEED YOUR VISION

Section B item 5

(1) March 15, 2006 Seiko Epson Announces Personnel Changes

News Release

Seiko Epson Announces Personnel Changes

- TOKYO, Japan, March 15, 2006 -

Seiko Epson Corporation today proposed the following executive changes at a meeting of its board of directors. The company also plans reforms to its system of governance including appointment of executive officers and a reduction in the number of directors.
The changes are subject to approval at the company's annual general meeting and board meeting to be held on June 23, 2006.

Executive personnel changes
Retirement

Executive Vice-President	Toshio Kimura
Managing Director	Torao Yajima (nominated as president of Tohoku Epson Corp.)
Director	Nobuo Hashizume
Director	Seiichi Hirano (nominated as managing director of Epson Sales Japan Corp.)
Director	Kenji Uchida (nominated as an executive officer)
Director	Noriyuki Hama (nominated as an executive officer)
Director and Advisor	Hideaki Yasukawa (nominated as an advisor)

Date of retirement June 23, 2006

Planned board of directors after June 23, 2006.

Name	Position
Saburo Kusama	Chairman (Representative Director)
Yasuo Hattori	Vice-Chairman
Seiji Hanaoka	President (Representative Director)
Norio Niwa	Executive Vice-President (Representative Director)
Masayuki Morozumi	Senior Managing Director
Yasumasa Otsuki	Managing Director
Masao Akahane	Managing Director
Kenji Kubota	Managing Director
Hiroshi Komatsu	Managing Director
Minoru Usui	Director
Masayoshi Omae	Auditor (Full-Time)
Toshihiko Kishiro	Auditor (Full-Time)
Yoshiro Yamamoto	Auditor
Tomiichi Akiyama	Auditor
Tatsuhiro Ishikawa	Auditor

About Epson
Epson is a global leader in imaging products including printers, projectors and LCDs. With an innovative and creative culture, Epson is dedicated to exceeding the vision and expectations of customers worldwide with products known for their superior quality, functionality, compactness and energy efficiency.
Epson is a network of 98,480 employees in 107 companies around the world, and is proud of its ongoing contributions to the global environment and to the communities in which it is located. Led by the Japan-based Seiko Epson Corp., the Group had consolidated sales of 1479.7 billion yen in fiscal 2004.

Contact:

Seiko Epson Corp.
Public Relations and Brand Strategy
Contact us by e-mail
URL: http://www.epson.co.jp/e/

 Copyright © SEIKO EPSON CORP 2006

(2) March 15, 2006 Announcement of Revised Financial Results Outlook

Newsroom

Newsroom Home
Newsroom Archive
Press Release Photos
Fast Facts
Feature Articles

The Epson company

The Epson Company Home
An Overview of Seiko Epson
Epson Business Strategy
Epson's Global Network
Commitment to Innovation
Epson's Leadership Team
Epson Milestones

Investor relations

Investor Relations Home
Annual Report
IR Schedule
Financial Highlights
Consolidated Financial Information
Annual General Meeting

Newsroom Home » Newsroom Archive » March 15

News Release

Announcement of Revised Financial Results Outlook

- TOKYO, Japan, March 15, 2006 -

Seiko Epson Corporation ("Epson") today issued a revised consolidated and non-consolidated financial results outlook for the year ending March 31, 2006. The revised outlook amends the previous forecast that was announced on January 27, 2006. Details of the revision are provided below.

1. Revised consolidated financial results outlook

Full year ending March 31, 2006
(Unit: billion yen)

	Net sales	Operating income	Ordinary income	Net income (loss)
Previous outlook (A)	1,553.0	24.0	26.0	(14.0)
Revised outlook (B)	1,553.0	24.0	26.0	(23.0)
Difference (B) – (A)	-	-	-	-9.0
Change (%)	-	-	-	-
FY2004	1,479.7	91.0	85.3	55.7

Forecasted net income (loss) per share (117.13) yen

2. Revised non-consolidated financial results outlook

Full year ending March 31, 2006
(Unit: billion yen)

	Net sales	Ordinary income (loss)	Net income (loss)
Previous outlook (A)	880.0	(20.0)	(29.0)
Revised outlook (B)	880.0	(20.0)	(59.0)
Difference (B) – (A)	-	-	-30.0
Change (%)	-	-	-
FY2004	995.8	39.9	27.1

Forecast net income (loss) per share (300.46) yen

3. Reasons for revision

(1) Consolidated results outlook
Net sales, operating income, and ordinary income estimates remain unchanged from the previous forecast of January 27, 2006, as no material changes in assumptions are projected at the current time. The estimate for net income has been revised to reflect a wider than expected loss due to a projected extraordinary loss associated primarily with additional actions to restructure fixed costs in the electronic device business segment.

(2) Non-consolidated results outlook
As with the consolidated results outlook, non-consolidated net sales and ordinary income estimates remain unchanged from the previously announced outlook of January 27, 2006, as no material changes in assumptions are projected at the current time. The estimate for net income has been revised to reflect a wider than expected loss. The wider loss is due to factors such as the additional actions associated with the restructuring of fixed costs in the electronic device business segment, as well as to plans by the Company to write-down securities on the projected lower net asset value of subsidiary companies.

For the foregoing reasons, we are revising our previously announced forecast.

Cautionary Statement
This report includes forward-looking statements that are based on management's view from the information available at the time of the announcement. These statements involve risks and uncertainties. Actual results may be materially different from those discussed in the forward-looking statements. The factors that may affect Epson include, but are not limited to, general economic conditions, the ability of Epson to continue to introduce new products and services to markets in a timely fashion, consumption trends, competition, technology trends and exchange rate fluctuations.

 Copyright © SEIKO EPSON CORP 2006

(3) March 16, 2006 Epson Announces Business Reforms in "Creativity and Challenge 1000" Mid-Range Business Plan

Newsroom

Newsroom Home
Newsroom Archive
Press Release Photos
Fast Facts
Feature Articles

The Epson company

The Epson Company Home
An Overview of Seiko Epson
Epson Business Strategy
Epson's Global Network
Commitment to Innovation
Epson's Leadership Team
Epson Milestones

Investor relations

Investor Relations Home
Annual Report
IR Schedule
Financial Highlights
Consolidated Financial Information
Annual General Meeting

Newsroom Home » Newsroom Archive » March 16

News Release

Epson Announces Business Reforms in "Creativity and Challenge 1000" Mid-Range Business Plan

- TOKYO, Japan, March 16, 2006 -

On January 27 of this year Seiko Epson Corporation ("Epson") announced a reform plan for improving its earnings potential. The reform plan was made in response to changes in the company's operating environment and to counter the company's deteriorating financial performance. Today, Epson announced the formulation of a new mid-range business plan based on the reform plan. Details of the plan, named "Creativity and Challenge 1000," are provided below.

1. Framework of the "Creativity and Challenge 1000" Mid-Range Business Plan
In 2003, Epson established a mid- to long-range corporate vision called "SE07." SE07 provides the framework for the company's growth strategy and charts a course toward becoming a digital imaging company. The heart of the growth strategy is the "3i" strategy for driving growth in three core imaging areas: i1 (imaging on paper: printers), i2 (imaging on screen: projectors), and i3 (imaging on glass: displays).

Epson remains largely committed to the original direction of the SE07 corporate vision. However, the company also recognizes that it has not been able to fully adapt to the rapid changes in its operating environment. As a consequence, the company projects a large disparity between its actual performance and the return-on-sales (ROS) objective that it set in "Action 07," a mid-range business plan established to achieve the goals of SE07. The company currently projects an ROS of 1.7% in the current fiscal year, far below the fiscal 2006 objective of 9% or better ROS. The causes of this performance gap are several. The management team fell short in fully leveraging the company's strengths. The company has not been adequately adapting to changes in the business environment. Nor has the company been able to achieve target costs from the design stage or secure a quick return on investment.

Epson recognizes the seriousness of the situation and, in response, has formulated the new mid-range business plan. Creativity and Challenge 1000, designed to initiate a business recovery and restart growth, will run for three years, starting in April 2006. The plan outlines changes that will be driven in the management structure and in the company's businesses. By implementing actions in line with Creativity and Challenge 1000, Epson will turn its businesses around in the 2006 fiscal year and progress toward the plan's objective of 100 billion yen or more in ordinary income in fiscal 2008.

Epson is committed to achieving the planned objectives and is developing individual business actions and strategies based on the Epson Group mid-range policies show below. These mid-range policies were developed from the previously announced reform plan for improving earnings potential.

Epson Group Mid-Range Business Policies
1) Redefine & reinforce the business and product portfolio
2) Reorganize the device businesses
3) Streamline costs
4) Reform the governance system
5) Reform the corporate culture

2. Business & Product Portfolios and Individual Business Strategies
The company will maintain and strengthen its No. 1 product families based on future portfolio objectives so as to secure sustained earnings.

The inkjet printer business, laser printer business, and 3LCD projector business will each seek to further strengthen their earnings potential by evolving their business models.

The small- and medium-sized LCD and high-temperature polysilicon TFT ("HTPS") panel businesses are competitive and will increase their earnings potential by further strengthening their structure. These businesses will also build a strong foundation for creating the product lines that will underpin the next generation. Through these efforts, Epson will seek to enlarge its business domains by pursuing a more balanced product strategy of focusing more on products for business, industrial and professional segments than only on personal consumer segments.

The business systems business will further consolidate its high earnings structure while developing businesses in new fields.

The quartz device business will further bolster its earnings potential by taking advantage of its No. 1 position in the industry and its highly competitive timing, sensing and opto devices.

Meanwhile, Epson will drastically slim its semiconductor business to strengthen its earnings potential.

The individual business strategies to be pursued in each of the inkjet, LCD, and semiconductor businesses are outlined below.

Inkjet printer business
The mid-range business plan for the inkjet printer business is predicated on continued growth in the markets for photo printers and all-in-one printers. The plan also assumes large-format printer market growth, although volume will be comparatively modest. Conversely, however, the single-function printer market is expected to contract.

Operating under these assumptions, the inkjet printer business will carry out a strategy for strengthening its

earnings potential as a core Epson business. The professional and business applications markets for photo printers and all-in-one printers are expected to grow. Accordingly, Epson will seek to expand sales of professional-quality photo printers by promoting the company's professional photo technologies, focusing on its Epson Color package of color correction, pigment ink, and other technologies. Likewise, the company will seek to expand sales to the business applications market, primarily by promoting the outstanding weatherfastness of its pigment inks.

In large-format printers, the company will broaden the market by pressing its advantage especially in terms of professional print quality and weatherfastness. In single-function printers Epson will establish a presence in the BRICs countries of Brazil, Russia, India and China, where growth is projected.

The 2006 fiscal year, the first year of the mid-range plan, is positioned as a period for building stamina in the inkjet printer business. Ink cartridges are an important source of profit and, while unit volume growth should continue, the company is building a strategy predicated on a lower rate of growth. Printers, on the other hand, face a darker profit picture across the board. In the 2006 fiscal year, therefore, Epson will systematically reduce unit shipments of models that generate negligible print volume, thus putting the focus on the quality rather than quantity of shipments. By improving the product mix and condition of the business, Epson will lay a solid foundation for the creation of stable earnings over the medium and long term.

The key to the mid-range inkjet printer business strategy lies in shifting the company's management resources from low print volume products and customer segments to high print volume products and customer segments. The company will extend its reach in segments that promise high print volume by squeezing the most performance out of the technologies from which the inkjet printer business derives its strength and competitiveness: photo, ink, image-processing and print head technologies.

In parallel with these strategies, Epson will take action to eliminate the factors that are squeezing profits. The company will seek to improve printer profitability by, for example, standardizing platforms and parts wherever possible and by reducing total costs in areas such as logistics and procurement. The company will also pursue an effort to raise the ratio of genuine Epson ink cartridge sales by promoting certain changes that enhance their value and convenience.

These actions will enable the inkjet printer business to achieve stable earnings over the medium and long term and to establish the foundation for sustained growth well into the future.

Small- and medium-sized liquid crystal display business

The mid-range business plan for LCDs is predicated on the assumption that prices for displays used in mobile phone and digital cameras will continue to decline through 2006 and that, as a result, revenue growth will be negative in the short term. In the mobile phone market, however, Epson expects LCD unit shipments to continue expanding. And, as demand for active-matrix displays mounts, revenue growth will rebound. Meanwhile, new applications for small- and medium-sized displays are emerging. There is a clear growth trend in the market for wireless multimedia devices such as handheld GPS units, as well as in the market for portable music players and other mobile devices.

Operating on these assumptions, Epson will seek to be the world's No. 1 company in small- and medium-sized LCDs by promoting a winning strategy and aggressively pursuing opportunities as a core Epson business.

Fiscal 2006 will be a year for improving the ability of this business to respond to declining prices while simultaneously preparing for the next phase of growth. To enhance its price competitiveness, the business will first strengthen its structure by reducing costs from the module design stage and by driving down costs in all areas of parts procurement. The company will also seek to maintain and build customer trust by providing customers with a commitment to supply a stable supply of modules with the world-class quality that defines Epson displays.

As it heads toward the 2008 fiscal year, the company will pursue a strategy of further refining the killer technologies that differentiate its products from those of its competitors. These technologies include energy-saving designs, high aperture ratios, wide viewing angles, and a wide color gamut. In addition, the company will expand production capacity for amorphous-silicon TFT displays and for all modules. At the same time, it will reduce costs by, for example, reviewing module design and strengthening the procurement strategy.

The company will concurrently seek to expand new application areas. One new application area in which Epson will aggressively leverage its energy-saving technologies and capture market growth opportunities is battery-operated, portable video devices, which need to run for as long as possible on a single charge.

These actions will improve the business portfolio and deliver balanced income growth.

Semiconductor business

The semiconductor business, which has a relatively low market position and heavy fixed costs, will be thoroughly reorganized and realigned. Operations will be dramatically slimmed by consolidating and reorganizing production lines to the point where the business can turn a profit even without sales growth. By making the entire operation leaner and more agile, the company intends to give the business a wider variety of future options.

According to the mid-range business plan, the semiconductor business will be run on the basis of a solid strategy that is right for the size of its operations, and resources will be concentrated on product categories in which Epson can leverage its strengths and intellectual property in low-power and low-leak analog technologies. The business will then contribute to strengthening the "3i" strategy by narrowing its focus on analog/digital mixed-signal ICs, an area in which the company can take full advantage of this technology portfolio. Specifically, the company will focus on opportunities in products for mobile phones with low power consumption requirements, as well as in products such as sensors and interfaces.

3. Mid-Range Research and Development Policies

The medium-term R&D goal is to offer customers convenience and to help them exceed their vision by advancing Epson's three core competencies via the convergence of imaging technologies. Compact designs, energy-saving features, and fine images are in Epson's DNA. They define the company's product development, manufacturing, and technology and will be further refined as differentiators that will drive growth in each of the three imaging segments.

These efforts will enable Epson to further fortify its existing businesses and will lead to the development of new business spaces and product families that will fuel long-term growth.

4. Fixed-Cost Restructuring and the Effect of Improvements

Epson will record total restructuring charges of 46.3 billion yen in fiscal 2005 and 3 billion yen in fiscal 2006. These charges are associated primarily with a restructuring of fixed costs in the electronic device business segment. This move is expected to result in a 64 billion yen improvement in the fixed-cost structure over the next three years.

A summary of the charges is provided below.

Semiconductor business
The semiconductor business will be reorganized, chiefly by consolidating the production lines at existing production sites in Japan. An impairment loss and other costs associated with this reorganization will amount to a total of 27.6 billion yen in the 2005 and 2006 fiscal years. However, the company expects this action to result in a 25.5 billion yen improvement in the fixed costs of the semiconductor business over the next three years alone.

Small- and medium-sized liquid crystal display business
In the TFD display business, which is expected to face difficult operating conditions in fiscal 2006, the company will record an asset impairment loss. In the amorphous-silicon TFT LCD and low-temperature polysilicon TFT LCD businesses, the company will record a loss on the impairment and disposal of certain fixed assets. The impairment losses and other costs associated with this reorganization will total 17.1 billion yen in fiscal 2005. However, the company expects this action to result in a 9.5 billion yen improvement in fixed costs over the next three years alone.

High-Temperature Polysilicon TFT LCD Business
The company will shut down a portion of the lines at its Suwa Minami Plant by the end of the 2006 fiscal year and transfer that capacity to the Chitose Plant, which offers greater production efficiency and throughput. The costs associated with this reorganization will total 2.9 billion yen in fiscal 2005. However, the company expects this action to result in a 2 billion yen improvement in fixed costs over the next three years alone.

Other Businesses
The company is also restructuring costs in businesses outside the electronic device segment. Steps include, for example, a reduction in force in the imaging products business in Europe, where sluggishness has continued this fiscal year. The costs associated with this reorganization will total 1.6 billion yen in fiscal 2005. However, the company expects this action to result in a 4.5 billion yen improvement in fixed costs over the next three years alone.

Other
As announced in January, when Epson presented its reform plan for improving earnings potential, the workforce in Japan will be streamlined by gradually reducing the number of contingent employees by 3,000 over the next three years. This move is projected to result in a 22.5 billion yen improvement in fixed costs over the next three years alone.

5. Mid-Range Cost Streamlining Plan
As announced when Epson presented its reform plan for improving earnings potential, costs will be streamlined through actions in several areas. Procurement costs will be reduced an additional 20% per year compared to fiscal 2005. Meanwhile, logistics, quality failure (QF), and service support costs will be reduced an additional 50% compared to fiscal 2005 by the end of the 2008 fiscal year. Additional streamlining will be achieved by consolidating production and administrative staff sites in Japan.

With internal effort, these cost streamlining initiatives will bring about income growth. The entire Epson team is thus committed to driving actions that will achieve the reduction targets.

6. Governance System Reforms
Epson will reform the framework of its corporate governance system to achieve three primary objectives. First, the company will strengthen the systems need to ensure that the objectives of the Creativity and Challenge 1000 business plan are achieved. Second, the company will distinctly separate the function for corporate management and oversight from the function for operations. And third, the company will increase transparency and dynamism at all levels of management.

Introduction of a corporate executive officer system
Management will be divided into two areas. Directors will be responsible for corporate management and oversight, while executive officers will be responsible for operations in the operations divisions. The intent of the system is to speed up the decision-making process in each operations division.

Reduction in the number of director seats
The current maximum of 25 board seats will be reduced to 10, thereby focusing discussion in board meetings and enhancing the soundness of the management checks and balances system.

Shortening of the terms for directors
The current two-year term will be reduced to one year in order to clarify director responsibilities and increase accountability for business results.

7. Mid-Range Financial Objectives
The financial objectives for the businesses years covered by the new mid-range business plan are shown in the table below.

Consolidated Financial Objectives by Business Year

Fiscal Year	Net Sales	Ordinary Income
FY2006	1,555 billion yen	40 billion yen
FY2007	1,590 billion yen	70 billion yen
FY2008	1,670 billion yen	100 billion yen or more

Click **here** to see an explanatory presentation of the Mid-Range Business Plan (PDF, 825KB).

About Epson
Epson is a global leader in imaging products including printers, projectors and LCDs. With an innovative and creative culture, Epson is dedicated to exceeding the vision and expectations of customers worldwide with products known for their superior quality, functionality, compactness and energy efficiency.
Epson is a network of 98,480 employees in 107 companies around the world, and is proud of its ongoing contributions to the global environment and to the communities in which it is located. Led by the Japan-based Seiko Epson Corp., the Group had consolidated sales of 1479.7 billion yen in fiscal 2004.

Contact:
Seiko Epson Corp.
Public Relations and Brand Strategy
Contact us by e-mail
URL: http://www.epson.co.jp/e/

Disclaimer
When reviewing this information please note that the information was created as of the date of the information, should be considered in the context of the circumstances prevailing at that time and is only correct as of that date. The information contains certain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those *expressed or implied by such statements. Such risks and uncertainties include, but are not limited to,* the competitive environment, market trends, general economic conditions, exchange rate fluctuations and our ability to continue to timely introduce new products and services.

We assume no obligation to update the information in this section to reflect developments that may have occurred after the date of the information.

 Copyright © SEIKO EPSON CORP 2006

(4) April 18, 2006 Epson Opens Environmentally Conscious Innovation Center to Drive Next-Generation Research



Epson Corporate

News Release

Epson Opens Environmentally Conscious Innovation Center to Drive Next-Generation Research



- TOKYO, Japan, April 18, 2006 -

Seiko Epson Corp. ("Epson") today announced the completion of its new Innovation Center, an R&D facility for next-generation imaging products. Construction of the facility, which is located at the company's Hirooka Office in Japan, began in December 2004.

In 2000, Epson established a development facility for R&D related to devices such as semiconductors and LCDs at its Fujimi Plant, gathering on a single site divisions involved in R&D for advanced electronic devices and production processes. That facility has produced significant results in the research of flexible electronic devices and industrial applications of inkjet technology.

The newly completed Innovation Center will strengthen Epson's R&D structure for next-generation imaging products from a mid- to long-term perspective. The new facility will concentrate on a single site the R&D departments of the Imaging Products Operating Division, the Corporate R&D Division, and R&D support divisions. This will enable large numbers of engineers and developers from various parts of the organization to interact both on a formal and informal basis. Fusing technologies and organizational cultures in this way will generate synergies that will lead to the creation of innovative and revolutionary new products.

The Innovation Center is one of Japan's most environmentally conscious buildings featuring natural energy use, insulation and other measures to reduce the burden on the external environment, and highly efficient energy systems. Specific examples of mechanisms and fittings designed to maximize use of natural energy include solar panels, solar batteries, light ducts*1 and light shelves*2 that use sunlight, an atrium that uses natural ventilation and glass ducts*3, and a temperature controlled environment that uses geothermal heat and natural ventilation.

While co-existing with the rich surrounding natural environment, the Innovation Center will form the core of Epson's efforts to create innovative new products.

Facility outline

1. Name: Epson Innovation Center
2. Location: 80 Harashinden, Hirooka, Shiojiri-shi, Nagano Prefecture, Japan
3. Total floor space: 53,626 m^2
4. Innovation Center, A Building: Seismically isolated, steel-framed 7-story building
 C-Cube Building: Earthquake resistant, steel-framed 5-story building
 (C-Cube stands for Creation, Communication, and Collaboration)
5. Employees: Approx. 1,000
6. Investment (including buildings and equipment): Approx. 19 billion yen


Rooftop garden
Light ducts for sunlight*1
Glass ducts for warm air*3
Cooling with outside air/
natural ventilation
Insulated eaves
CO_2 control
Light shelf*2
Night purge
Blind control
Insulating glass
Energy-efficient
air conditioning
Energy-efficient
lighting
Geothermal heat

***1 Light ducts for sunlight**

Solar guides deflect light onto reflective panels, which divert it to be used as natural lighting in the cafeteria.





***2 Light shelf**
Reflected light is blocked, and used as indirect light inside the building.





***3 Atrium that uses natural ventilation and glass ducts**
In winter, warm air in the upper part of the atrium is blown through glass ducts to below the floor where it is used for heating.





About Epson
Epson is a global leader in imaging products including printers, projectors and LCDs. With an innovative and creative culture, Epson is dedicated to exceeding the vision and expectations of customers worldwide with products known for their superior quality, functionality, compactness and energy efficiency.
Epson is a network of 98,480 employees in 107 companies around the world, and is proud of its ongoing contributions to the global environment and to the communities in which it is located. Led by the Japan-based Seiko Epson Corp., the Group had consolidated sales of 1479.7 billion yen in fiscal 2004.

Contact:
Seiko Epson Corp.
Public Relations and Brand Strategy
Contact us by e-mail
URL: http://www.epson.co.jp/e/

 Copyright © SEIKO EPSON CORP 2006

(5) April 25, 2006 Epson Announces Changes to its Remuneration System for Directors

Newsroom

Newsroom Home
Newsroom Archive
Press Release Photos
Fast Facts
Feature Articles

The Epson company

The Epson Company Home
An Overview of Seiko Epson
Epson Business Strategy
Epson's Global Network
Commitment to Innovation
Epson's Leadership Team
Epson Milestones

Investor relations

Investor Relations Home
Annual Report
IR Schedule
Financial Highlights
Consolidated Financial Information
Annual General Meeting

Newsroom Home » Newsroom Archive » April 25

News Release

Epson Announces Changes to its Remuneration System for Directors

- TOKYO, Japan, April 25, 2006 -

At a board meeting held earlier today, Seiko Epson ("Epson") announced changes to its remuneration system for directors. The changes, which form part of the company's reforms to its governance system, call for the discontinuation of the current system of retirement benefits for directors and the introduction of a remuneration system linked to the company's share price.

Plans call for the new system to be introduced after the annual general meeting to be held on June 23.

1. Objectives
Earlier this year, Epson announced the establishment of various management reforms including "Creativity & Challenge 1000", its mid-range business plan to be implemented over a period of three years. The company is now making various changes to its management system as it seeks to achieve the plan.

As part of these changes, Epson is implementing reforms to its governance system with the aim of strengthening earnings potential, and thus ensuring continued growth of its corporate value. To strengthen the commitment of directors to achieving the targets, and to improve the link between directors' remuneration and the company's share price, the company has decided to eliminate the system of retirement benefits for directors and introduce a system of remuneration for directors that is partially linked to the company's share price (a share-purchasing program).

2. Details
a. Discontinuation of the system of retirement benefits for directors
The current system of retirement benefits for directors and auditors will be discontinued at the 64th annual general meeting, scheduled for June 23.
Subject to approval at the annual general meeting, retirement benefits accrued up until June 23 will be paid upon retirement.

b. Introduction of system of directors' remuneration linked to the company's share price
From July, remuneration for directors and auditors will be partially linked to Epson's share price. A fixed portion of the monthly remuneration for directors and auditors will be paid into a directors' share-purchasing program. Shares purchased under this program will be held for the full term in office.

By introducing these reforms, Epson aims to demonstrate the commitment of its executives to achieving the targets set out in Creativity & Challenge 1000, and to highlight the importance of the company's share price as it moves forward. In this way, Epson also aims to boost its corporate value.

About Epson
Epson is a global leader in imaging products including printers, 3LCD projectors and small- and medium-sized LCDs. With an innovative and creative culture, Epson is dedicated to exceeding the vision and expectations of customers worldwide with products known for their superior quality, functionality, compactness and energy efficiency.
Epson is a network of 90,701 employees in 120 companies around the world, and is proud of its ongoing contributions to the global environment and to the communities in which it is located. Led by the Japan-based Seiko Epson Corp., the Group had consolidated sales of 1549.5 billion yen in fiscal 2005.

Contact:
Seiko Epson Corp.
Brand Strategy & Communications
Contact us by e-mail
URL: http://www.epson.co.jp/e/

(6) April 25, 2006 Consolidated Results for the Year Ended March 31, 2006

Newsroom

Newsroom Home
Newsroom Archive
Press Release Photos
Fast Facts
Feature Articles

The Epson company

The Epson Company Home
An Overview of Seiko Epson
Epson Business Strategy
Epson's Global Network
Commitment to Innovation
Epson's Leadership Team
Epson Milestones

Investor relations

Investor Relations Home
Annual Report
IR Schedule
Financial Highlights
Consolidated Financial Information
Annual General Meeting

Newsroom Home » Newsroom Archive » April 25

News Release

Consolidated Results for the Year Ended March 31, 2006

April 25, 2006

Consolidated Financial Highlights

(Millions of yen, thousands of U.S. dollars, except for per share data)

Income statements and cash flows data

	Year ended March 31			Change	Year ended March 31
	2004	2005	**2006**		**2006**
Statements of income data					
Net sales	¥1,413,243	¥1,479,750	**¥1,549,568**	4.7%	**$13,191,181**
Operating income	77,401	90,967	**25,758**	(71.7%)	**219,273**
Income (loss) before income taxes and minority interest	65,058	73,647	**(20,047)**	-%	**(170,656)**
Net income (loss)	38,031	55,689	**(17,917)**	-%	**(152,524)**
Statements of cash flows data					
Cash flows from operating activities	182,669	162,489	**117,497**	(27.7%)	**1,000,230**
Cash flows from investing activities	(65,329)	(99,396)	**(95,266)**	(4.2%)	**(810,982)**
Cash flows from financing activities	(40,918)	(96,373)	**19,123**	-%	**162,790**
Cash and cash equivalents at end of the year	265,183	234,904	**280,114**	19.2%	**2,384,558**
Per share data					
Net income (loss) per share -Basic	¥204.70	¥283.60	(¥91.24)	-%	**($0.78)**
-Diluted	¥204.53	¥-	¥-	-%	**$-**

Balance sheets data

	March 31		
	2005	**2006**	**2006**
Total assets	¥1,297,790	**¥1,325,206**	**$11,281,229**
Shareholders' equity	472,870	**474,520**	**4,039,499**
Shareholders' equity ratio (%)	36.4%	**35.8%**	**35.8%**
Shareholders' equity per share	¥2,408.13	**¥2,416.54**	**$20.57**

Notes

I. The consolidated figures are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards, and are compiled from the consolidated figures prepared by the Company as required by the Securities and Exchange Law of Japan.

II. Figures in 'Change' column are comparisons with the same period of the previous year.

III. *Diluted net income per share are presented only if there are dilutive factors present.*

IV. U.S. dollar amounts are included solely for the convenience of readers. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into U.S. dollars at that or any other rate. The rate of ¥117.47 = U.S.$1 at March 31, 2006 has been used for the purpose of presentation.

Click here to see a full version of the consolidated results and the supplementary information
Click here to see an explanatory presentation

 Copyright © SEIKO EPSON CORP 2006

(7) April 26, 2006 Epson Begins Litigation against Oji Paper over Cost of Cleaning Buried Industrial Waste

News Release

Epson Begins Litigation against Oji Paper over Cost of Cleaning Buried Industrial Waste

- TOKYO, Japan, April 26, 2006 -

Seiko Epson Corp. ("Epson") today announced that it had begun litigation in the Tokyo District Court against Oji Paper Co., Ltd. ("Oji Paper"). The action follows the discovery of buried industrial waste in land previously owned by Oji Paper at Epson's Hirooka Office. After a concerted effort to return the area to its natural state, Epson held a series of meetings with Oji Paper in which the former requested compensation for cleaning up the waste. Epson took the decision to start litigation after repeated negotiations failed to produce an agreement.

Background
Epson purchased the land in question from Oji Paper in July 2000. In July 2004, Epson discovered industrial waste in sludge form after boring a well to test the groundwater for arsenic. Epson then checked with previous landowner Oji Paper about the history of the industrial waste, and confirmed the connection between the waste and the business activities carried out by Oji Paper on the site. After disclosing the results of the survey into the buried industrial waste, Epson was instructed by the local authorities on handling the waste and other polluted materials. It then followed the correct cleanup procedures in consultation with Oji Paper. However, Epson was unable to obtain agreement about compensation for the survey and the cleanup, and took the unavoidable decision to begin litigation.

Details of industrial waste

- Industrial waste including sludge, printing ink, incinerated ash, and plastics was found at a depth of approximately 0.5 to 2.5 meters below the surface of the land in question.
- An analysis of the waste and soil revealed dioxins, PCBs, lead, fluorine, hexavalent chromium, boron, and arsenic at levels exceeding legitimate standards in the soil.

Processing method

- Epson excavated the buried waste, and separated it on-site into waste materials, polluted fragments and soil. It then took appropriate measures to process the waste, including commissioning a waste disposal company to process the waste materials.
- It then processed the polluted soil in a similar, appropriate manner.
- Waste materials including dioxins and PCBs were covered with tents etc., excavated, and processed correctly. PCBs were returned to Oji Paper.
- All processes were performed in consultation with the local authorities. Epson also held an explanatory meeting for local citizens, and gained their understanding. The company has also disclosed the information to the local media as necessary.

Amount of waste found
Approx. 9,200 tons

Amount of compensation claimed
640 million yen (correct as of April 20)

About Epson
Epson is a global leader in imaging products including printers, 3LCD projectors and small- and medium-sized LCDs. With an innovative and creative culture, Epson is dedicated to exceeding the vision and expectations of customers worldwide with products known for their superior quality, functionality, compactness and energy efficiency.
Epson is a network of 90,701 employees in 120 companies around the world, and is proud of its ongoing contributions to the global environment and to the communities in which it is located. Led by the Japan-based Seiko Epson Corp., the Group had consolidated sales of 1549.5 billion yen in fiscal 2005.

Contact:
Seiko Epson Corp.
Brand Strategy & Communications
Contact us by e-mail
URL: http://www.epson.co.jp/e/

 Copyright © SEIKO EPSON CORP 2006